As filed with the Securities and Exchange Commission on June 6, 2022

Registration No. 333-264945

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Farmers National Banc Corp.

(Exact name of Registrant as specified in its charter)

Ohio	6022	34-1371693
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 South Broad Street, Canfield, Ohio 44406

(330) 533-3341

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin J. Helmick

President and Chief Executive Officer

Farmers National Banc Corp.

20 South Broad Street, Canfield, Ohio 44406

(330) 533-3341

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Bret Treier, Esq. Vorys, Sater, Seymour and Pease LLP 50 S. Main Street Suite 1200 Akron, Ohio 44308 Phone: (330) 208-1015	Kenneth B. Tabach, Esq. Hugh T. Wilkinson, Esq. Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W. Suite 100 Washington, DC 20007 Phone: (202) 295-4500

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and upon completion of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an “x” in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐  Exchange Act Rule 13e-4(i)(Cross-Border Tender Offer)

☐  Exchange Act Rule 14d-1(d)(Cross-Border Third Party Tender Offer)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE ISSUED UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROXY STATEMENT/PROSPECTUS—SUBJECT TO COMPLETION—DATED JUNE 6, 2022

MERGER PROPOSAL – YOUR VOTE IS VERY IMPORTANT

Farmers National Banc Corp. (“Farmers”), FMNB Merger Subsidiary V, LLC, a newly-formed wholly-owned subsidiary of Farmers (“Merger Sub”), and Emclaire Financial Corp. (“Emclaire”), have entered into an Agreement and Plan of Merger dated as of March 23, 2022 (the “Merger Agreement”), which provides for the merger of Emclaire with and into Merger Sub (the “Merger”). Consummation of the Merger is subject to certain conditions, including, but not limited to, obtaining the requisite vote of the shareholders of Emclaire and the approval of the Merger by various regulatory agencies. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Under the terms of the Merger Agreement, at the effective time of the Merger, each Emclaire common share will be converted into the right to receive, at the election of the holder of such Emclaire common share, either: (i) 2.15 common shares, without par value, of Farmers, or (ii) $40.00 in cash, subject to certain allocation procedures set forth in the Merger Agreement intended to ensure that 70% of the outstanding shares of Emclaire common stock are converted into the right to receive Farmers common shares and 30% of the outstanding shares of Emclaire common stock are converted into the right to receive cash. See “SUMMARY – What Emclaire shareholders will receive in the Merger” on page 10.

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each holder of shares of Emclaire common stock who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all Emclaire common stock owned by such holder at the effective time of the Merger) will receive cash (rounded to the nearest cent), without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled (rounded to the nearest thousandth when expressed in decimal form), multiplied by the average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by The NASDAQ Capital Market (“NASDAQ”) for the five consecutive full trading days ending on the day preceding the closing date.

Emclaire will hold a special meeting of its common shareholders to vote on the adoption and approval of the Merger Agreement. The special meeting of Emclaire’s common shareholders will be held virtually at: 9:00 a.m., local time, on July 20, 2022.

At the special meeting, Emclaire’s common shareholders will be asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The common shareholders will also be asked to vote on a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Emclaire’s named executive officers that is based on or otherwise relates to the Merger (the “Emclaire compensation proposal”), and a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger.

This document is a proxy statement of Emclaire that it is using to solicit proxies for use at the special meeting of common shareholders to vote on the Merger. It is also a prospectus relating to Farmers’ issuance of its common shares in connection with the Merger. This proxy statement/prospectus describes Emclaire’s special meeting, the Merger proposal and other related matters. The solicitation will be by mail, telephone, and electronic means, the cost of which will be borne by Emclaire.

The board of directors of Emclaire has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommends that Emclaire’s common shareholders vote “FOR” the adoption and approval of the Merger Agreement, “FOR” the Emclaire compensation proposal and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement.

Farmers’ common shares are traded on NASDAQ under the symbol “FMNB.” On March 23, 2022, the date of execution of the Merger Agreement, the closing price of Farmers common shares was $17.02 per share. On June 7, 2022, the closing price of Farmers common shares was $[●] per share. The value of Farmers common shares at the time of completion of the Merger could be greater than, less than or the same as the value of Farmers common shares on the date of this proxy statement/prospectus. We urge you to obtain current market quotations for Farmers common shares (trading symbol “FMNB”) and Emclaire common stock (trading symbol “EMCF”).

You are encouraged to read this document, including the materials incorporated by reference into this document, carefully. In particular, you should read the “RISK FACTORS” section beginning on page 32 for a discussion of the risks related to the Merger and owning Farmers common shares after the Merger.

Whether or not you plan to attend the special meeting, you are urged to vote by completing, signing and returning the enclosed proxy card in the enclosed postage-paid envelope. We urge you to read carefully this proxy statement/prospectus, which contains a detailed description of the special meeting, the Merger proposal, Farmers common shares to be issued in the Merger and other related matters.

Sincerely,

William C. Marsh

Chairman of the Board, President & Chief Executive Officer

Emclaire Financial Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Farmers common shares to be issued in the Merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the Merger described in this proxy statement/prospectus are not savings accounts, deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other federal or state governmental agency.

This proxy statement/prospectus is dated [●], 2022, and is first being mailed or otherwise delivered to Emclaire common shareholders on or about [●], 2022.

EMCLAIRE FINANCIAL CORP.

612 Main Street

Emlenton, Pennsylvania 16373

Notice of Special Meeting of Shareholders

To be held on July 20, 2022

To the Shareholders of Emclaire Financial Corp.:

Notice is hereby given that a special meeting of the shareholders of Emclaire Financial Corp. (“Emclaire”) will be held virtually at 9:00 a.m. local time on July 20, 2022, for the purpose of considering and voting on the following matters:

1.

A proposal to adopt and approve the Agreement and Plan of Merger dated as of March 23, 2022, by and among Emclaire, Farmers National Banc Corp. and FMNB Merger Subsidiary V, LLC (the “Merger Agreement”);

2.

A proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Emclaire’s named executive officers that is based on or otherwise relates to the merger (the “Emclaire compensation proposal”); and

3.

A proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement.

Emclaire has decided to hold the special meeting in a virtual format only. Shareholders of record at the close of business on May 23, 2022 may attend the virtual special meeting, vote and submit questions during the meeting. You may use your computer or mobile device to access the virtual special meeting on the Internet at https://web.lumiagm.com/294482803. The passcode for the special meeting, which is case sensitive is: emclaire2022. We encourage you to access the meeting prior to the start time to allow for ample time for the check-in process.

Holders of record of shares of Emclaire common stock at the close of business on May 23, 2022, the record date, are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. The affirmative vote of a majority of the votes cast by all Emclaire shareholders entitled to vote on the proposal at the special meeting, is required to adopt and approve the Merger Agreement.

A proxy statement/prospectus and proxy card for the special meeting are enclosed. A copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of Emclaire common stock you own. Please vote as soon as possible to ensure that your shares of common stock are represented at the special meeting. To assure that your shares of Emclaire common stock will be voted at the meeting, please indicate your voting instructions: (i) over the Internet at www.voteproxy.com, (ii) by telephone at 1-800-776-9437, or (iii) by completing and signing the enclosed proxy card and returning it promptly in the enclosed, postage prepaid, addressed envelope. No additional postage is required if mailed in the United States. The giving of a proxy will not affect your right to vote during the meeting if you virtually attend the special meeting. If your shares are held in the name of a broker, bank, or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank, or other nominee.

The Emclaire board of directors recommends that you vote (1) ”FOR” the adoption and approval of the Agreement and Plan of Merger; (2) ”FOR” the approval of the Emclaire compensation proposal; and (3) “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

If you have any questions regarding the accompanying proxy statement/prospectus, please contact Alliance Advisors, Emclaire’s proxy solicitor, by calling 833-757-0767, or by email to emcf@allianceadvisors.com.

By Order of the Board of Directors,

William C. Marsh
Chairman of the Board
President & Chief Executive Officer

[●], 2022

WHERE YOU CAN FIND MORE INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Farmers National Banc Corp. (“Farmers”) and Emclaire Financial Corp. (“Emclaire”) from documents filed with the Securities and Exchange Commission (“SEC”) that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain any of the documents filed with or furnished to the SEC by Farmers and Emclaire, respectively, at no cost from the SEC’s website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below. Certain information filed by Farmers with the SEC is also available, without charge, through Farmers’ website at www.farmersbankgroup.com under the “Investor Relations” section. Certain information filed by Emclaire with the SEC is also available, without charge, through Emclaire’s website at www.emclairefinancial.com under the “Investor Relations” section.

Farmers has filed with the SEC a registration statement on Form S-4 to register its common shares to be issued to Emclaire shareholders as part of the Merger consideration. This document is a part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may obtain a free copy of the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. These documents are available, without charge, to you upon written or oral request at the applicable company’s address and telephone number listed below:

Farmers National Banc Corp. 20 South Broad Street Canfield, Ohio 44406 Attention: Investor Relations (330) 533-3341	Emclaire Financial Corp. 612 Main Street Emlenton, Pennsylvania 16373 Attention: Jennifer A. Poulsen, Secretary (844) 767-2311

To obtain timely delivery of these documents, you must request the information no later than July 13, 2022, five business days before the date of the Emclaire special meeting, in order to receive them before the Emclaire special meeting.

Farmers’ common shares are traded on The NASDAQ Capital Market under the symbol “FMNB.” Emclaire’s common shares are traded on The NASDAQ Capital Market under the symbol “EMCF.”

Neither Farmers nor Emclaire has authorized anyone to provide you with any information other than the information included in this document and documents which are incorporated by reference. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this document and the documents incorporated by reference are accurate only as of their respective dates. Each of Farmers’ and Emclaire’s business, financial condition, results of operations and prospects may have changed since those dates. Neither the mailing of this proxy statement/prospectus to holders of Emclaire common stock nor the issuance by Farmers of shares of Farmers common stock in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding Farmers has been provided by Farmers and information contained in this proxy statement/prospectus regarding Emclaire has been provided by Emclaire.

See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 92 for further information.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the special meeting. You are urged to read carefully the remainder of this document because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because Farmers National Banc Corp. (“Farmers”), FMNB Merger Subsidiary V, LLC (“Merger Sub”) and Emclaire Financial Corp. (“Emclaire”) have agreed to merge under the terms of an Agreement and Plan of Merger dated as of March 23, 2022 (the “Merger Agreement”), attached to this proxy statement/prospectus as Annex A. Pursuant to the terms of the Merger Agreement, Emclaire will merge with and into Merger Sub, with Merger Sub as the surviving entity (the “Merger”). In order to complete the Merger, the common shareholders of Emclaire must vote to approve and adopt the Merger Agreement. Following the Merger, Merger Sub will be dissolved and liquidated. At a later time as soon as practicable after the effective time of the Merger, and pursuant to the subsidiary bank merger agreement, The Farmers National Bank of Emlenton (“Emlenton Bank”), a national banking association and wholly-owned subsidiary of Emclaire, will merge with and into The Farmers National Bank of Canfield, a national banking association and wholly-owned subsidiary of Farmers (“Farmers Bank”), with Farmers Bank being the surviving entity.

This proxy statement/prospectus contains important information about the Merger and the special meeting of the common shareholders of Emclaire, and you should read it carefully. The enclosed voting materials allow you to vote your Emclaire common shares without attending the special meeting.

Q:	What will holders of Emclaire common shares receive in the Merger?

A:	At the effective time of the Merger, it is anticipated that each Emclaire common share will be converted into the right to receive, at the election of the holder of such Emclaire common share, either:

•	2.15 Farmers common shares, or

•	$40.00 in cash,

subject to certain allocation procedures set forth in the Merger Agreement that are intended to ensure that 70% of the outstanding Emclaire common shares are converted into the right to receive Farmers common shares and 30% of the outstanding Emclaire common shares are converted into the right to receive cash.

On March 23, 2022, the date the Merger Agreement was executed, the per share closing price for Farmers common shares was $17.02, which, after giving effect to the exchange ratio of 2.15 and the cash amount of $40.00, would have an implied value of approximately $37.62 per Emclaire common share. As of June 7, 2022, the most reasonably practicable date prior to the mailing of this proxy statement/prospectus, the closing price for Farmers common shares was $[●], which had an implied value of approximately $[●] per Emclaire common share. Based on this price with respect to the stock consideration, and the cash consideration of $40.00 per share, upon completion of the Merger, an Emclaire common shareholder who receives stock for 70% of his or her common shares and receives cash for 30% of his or her common shares would receive total Merger consideration with an implied value of approximately $[●] per Emclaire common share.

All shares of Series C, Non-Cumulative Preferred Stock and Series D Non-Cumulative Preferred Stock of Emclaire issued and outstanding immediately prior to the effective time of the Merger will be redeemed by Emclaire and no Merger consideration and/or cash in lieu of fractional shares will be delivered in exchange for such shares. All Emclaire common shares that are owned directly by Emclaire or Farmers or any of its affiliates will be cancelled and cease to exist, and no Merger consideration and/or cash in lieu of fractional shares will be delivered in exchange for such shares.

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each Emclaire common shareholder who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all Emclaire common shares owned by such holder at the effective time of the Merger) will receive cash (rounded to the nearest cent), without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled (rounded to the nearest thousandth when expressed in decimal form) multiplied by the average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by The NASDAQ Capital Market (“NASDAQ”) for the five consecutive full trading days ending on the day preceding the closing date of the Merger.

Q:	Can I make an election to select the form of merger consideration I desire to receive?

A:

You will have the opportunity to elect the form of consideration to be received for your Emclaire common shares, subject to certain adjustment and allocation procedures set forth in the Merger Agreement. These procedures are intended to ensure that 70% of the outstanding Emclaire common shares will be converted into the right to receive Farmers common shares and 30% of the outstanding Emclaire common shares will be converted into the right to receive cash. Therefore, your ability to receive the cash or share elections of your choice will depend on the elections of other Emclaire common shareholders. The allocation of the mix of consideration payable to Emclaire common shareholders in the Merger will not be known until Farmers tallies the results of the cash and share elections made by Emclaire common shareholders, which may not occur until shortly after the closing of the Merger.

It is unlikely that elections will be made in the exact proportions provided for in the Merger Agreement. As a result, the Merger Agreement describes procedures to be followed if Emclaire common shareholders in the aggregate elect to receive more or less of the Farmers common shares than Farmers has agreed to issue. These procedures are summarized below.

•

If Shares Are Oversubscribed: If Emclaire common shareholders elect to receive more Farmers common shares than Farmers has agreed to issue in the Merger, then all Emclaire common shareholders who have elected to receive cash or who have made no election will receive cash for their Emclaire common shares and all shareholders who elected to receive Farmers common shares will receive a pro rata portion of the available Farmers shares plus cash for those common shares not converted into Farmers common shares.

•

If Shares Are Undersubscribed: If Emclaire common shareholders elect to receive fewer Farmers common shares than Farmers has agreed to issue in the Merger, then all Emclaire common shareholders who have elected to receive Farmers common shares will receive Farmers common shares and those shareholders who elected to receive cash or who have made no election will be treated in the following manner:

•

If the number of common shares held by Emclaire common shareholders who have made no election is sufficient to make up the shortfall in the number of Farmers common shares that Farmers is required to issue, then all Emclaire common shareholders who elected cash will receive cash, and those shareholders who made no election will receive both cash and Farmers common shares in such proportion as is necessary to make up the shortfall.

•

If the number of common shares held by Emclaire common shareholders who have made no election is insufficient to make up the shortfall, then all Emclaire common shareholders who made no election will receive Farmers common shares and those Emclaire common shareholders who elected to receive cash will receive cash and Farmers common shares in such proportion as is necessary to make up the shortfall.

No guarantee can be made that you will receive the amounts of cash and/or shares you elect. As a result of the allocation procedures and other limitations outlined in this document and the Merger Agreement, you may receive Farmers common shares or cash in amounts that vary from the amounts you elect to receive.

Q:	How do Emclaire common shareholders make their election to receive cash, Farmers common shares or a combination of both?

A:

Each Emclaire common shareholder of record will receive an election form and letter of transmittal, which you should complete and return, along with your Emclaire share certificate(s) or evidence of book-entry shares, according to the instructions printed on the form. The election deadline will be 5:00 p.m., Eastern Time, on July 19, 2022 (the “Election Deadline”). A copy of the election form and letter of transmittal is being mailed under separate cover on or about the date of this proxy statement/prospectus.

If you do not send in the election form with your share certificate(s) by the Election Deadline, you will be treated as though you had not made an election.

Q:	Can I change my election?

A:

You may change your election at any time prior to the Election Deadline by submitting to Computershare Inc. and Computershare Trust Company, N.A. (the “Exchange Agent”) written notice accompanied by a properly completed and signed, revised election form. You may revoke your election by submitting written notice to the Exchange Agent prior to the Election Deadline or by withdrawing your share certificates or evidence of book-entry shares prior to the Election Deadline. Emclaire common shareholders will not be entitled to change or revoke their elections following the Election Deadline.

Q:	What happens if I do not make a valid election to receive cash or Farmers common shares?

A:

If you do not return a properly completed election form by the Election Deadline specified in the election form, your Emclaire common shares will be considered “non-election shares” and will be converted into the right to receive the share consideration or the cash consideration according to the allocation procedures specified in the Merger Agreement. Generally, in the event one form of consideration (cash or Farmers common shares) is undersubscribed in the Merger, that form of consideration will be allocated to the Emclaire common shares for which no election has been validly made before shares of common shareholders electing the oversubscribed form of consideration will be switched to the undersubscribed form of consideration pursuant to the proration and adjustment procedures. Accordingly, while electing one form of consideration will not guarantee you will receive that form for all of your Emclaire common shares, in the event proration is necessary electing shares will have a priority over non-electing shares.

Q:	What are the material U.S. federal income tax consequences of the Merger to holders of Emclaire common stock?

A:

The closing of the Merger is conditioned upon the receipt by each of Farmers and Emclaire of a legal opinion that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). However, the federal tax consequences of the Merger to an Emclaire shareholder will depend primarily on whether a shareholder exchanges the shareholder’s shares of Emclaire common stock solely for Farmers common shares, solely for cash or for a combination of Farmers common shares and cash. Holders of Emclaire common stock who exchange their shares of common stock solely for Farmers common shares generally will not recognize a gain or loss except with respect to cash received in lieu of a fractional Farmers common share. Holders of Emclaire common stock who exchange their shares of common stock solely for cash generally will recognize a gain or loss on the exchange. Holders of Emclaire common stock who exchange their shares of common stock for a combination of Farmers common shares and cash may recognize a gain, but not any loss, on the exchange. The actual U.S. federal income tax consequences to holders of Emclaire common stock of electing to receive cash, Farmers common shares or a combination of cash and shares will not be ascertainable at the time such holders make their election because it will not be known at that time how, or to what extent, the allocation and proration procedures will apply.

For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, please see the section “THE MERGER – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 65.

The consequences of the Merger to any particular Emclaire shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine the tax consequences of the Merger to you.

Q:	Does Emclaire anticipate paying any dividends prior to the effective date of the Merger?

A:

Yes. Under the terms of the Merger Agreement, Emclaire is permitted to pay its common shareholders its regular quarterly dividends not exceeding $0.31 per common share, and its preferred shareholders its regular semi-annual dividends.

Q:	When and where will the Emclaire special meeting of shareholders take place?

A:	The special meeting of shareholders of Emclaire will be held virtually at 9:00 a.m., local time, on July 20, 2022.

Shareholders of record at the close of business on May 23, 2022 may attend the virtual special meeting, vote and submit questions during the meeting. You may use your computer or mobile device to access the virtual special meeting on the Internet at https://web.lumiagm.com/294482803. The passcode for the special meeting, which is case sensitive is: emclaire2022. We encourage you to access the meeting prior to the start time to allow for ample time for the check-in process.

Q:	Why is Emclaire holding a virtual meeting instead of a physical meeting?

A:

Virtual meetings embrace the latest technology to provide expanded access, improved communication and cost savings for shareholders. A virtual special meeting will enable more Emclaire shareholders to attend and participate in the special meeting since they can participate from any location around the world with Internet access. We also believe holding the special meeting virtually will help safeguard the health of all meeting participants in view of the concerns regarding the ongoing Coronavirus pandemic.

Q:	What matters will be considered at the Emclaire special meeting?

A:

The common shareholders of Emclaire will be asked to vote to (1) adopt and approve the Merger Agreement; (2) approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Emclaire’s named executive officers that is based on or otherwise relates to the Merger (the “Emclaire compensation proposal”); and (3) approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement.

Q:	What does the board of directors of Emclaire recommend with respect to the matters to be considered at the special meeting?

A.

Emclaire’s board of directors has determined that the Merger Agreement is in the best interests of Emclaire and its shareholders and recommends that Emclaire common shareholders vote “FOR” the proposal to adopt and approve the Merger Agreement, “FOR” the Emclaire compensation proposal, and “FOR” the proposal to adjourn the special meeting to solicit additional proxies if there are insufficient votes to adopt and approve the Merger Agreement.

Q:	Is my vote needed to adopt and approve the Merger Agreement and to approve the other matters?

A:

Yes. The adoption and approval of the Merger Agreement, pursuant to the Pennsylvania Entity Transactions Law (“PAETL”) and as a condition precedent to the obligations of the parties to effect the Merger, requires the affirmative vote of the holders of a majority of the votes cast by all Emclaire shareholders entitled to vote on the proposal at the special meeting.

As of May 23, 2022, directors and executive officers of Emclaire beneficially owned an aggregate of 471,199 shares of Emclaire common stock, an amount equal to approximately 17.2% of the outstanding shares of Emclaire common stock. Each of the directors of Emclaire, who, collectively, beneficially own shares of Emclaire common stock entitling them to cast 452,872 votes with respect to each proposal to be presented at the special meeting, entered into voting agreements with Farmers on March 23, 2022, pursuant to which they are required, subject to certain terms and conditions, to vote their Emclaire common shares in favor of the adoption and approval of the Merger Agreement.

In addition, the affirmative vote of a majority of the total votes present, in person or by proxy, at the special meeting is required to approve the Emclaire compensation proposal.

The special meeting may be adjourned, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement. The affirmative vote of the holders of a majority of the total votes present, in person or by proxy, at the special meeting is required to adjourn the special meeting.

Q:	How do I vote?

A:

If you were the record holder of an Emclaire common share as of May 23, 2022, you may vote (i) via the Internet at www.voteproxy.com by following the instructions contained on that website, (ii) by telephone at 1-800-776-9437, (iii) by completing and signing the enclosed proxy card and returning it promptly in the enclosed, postage prepaid, addressed envelope, or (iv) by virtually attending the virtual special meeting and voting during the meeting. Proxies properly executed and delivered by shareholders (via the Internet, telephone or by mail as described above) and timely received by Emclaire will be voted at the special meeting in accordance with the instructions contained therein. If you authorize a proxy to vote your shares over the Internet or by telephone, you should not return a proxy by mail (unless you are revoking your previous proxy).

If you hold your shares in “street name” through an intermediary, such as a bank or broker, you must register in advance to attend and vote at the special meeting. To register in advance of the special meeting, you must first obtain a valid legal proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the special meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to American Stock Transfer & Trust Company, LLC. Requests for registration should be directed to proxy@astfinancial.com or to facsimile number 718-765-8730. Written requests can be mailed to:

American Stock Transfer & Trust Company LLC

Attn: Proxy Tabulation Department

6201 15th Avenue

Brooklyn, NY 11219

Q:	What will happen if I fail to vote or abstain from voting?

A:

The failure to return your proxy card or vote at the special meeting, will have no effect on the proposal to adopt and approve the Merger Agreement, the Emclaire compensation proposal or the proposal to adjourn the special meeting, if necessary, to solicit additional proxies. If you mark “ABSTAIN” on your proxy card or ballot at the special meeting with respect to the proposal to adopt and approve the Merger Agreement, it will have no effect on the voting on the proposal. If you mark “ABSTAIN” on your proxy card or ballot at the special meeting with respect to the Emclaire compensation proposal or the proposal to adjourn the special meeting, it will have the same effect as a vote “AGAINST” the proposal.

Q:	How will my shares of common stock be voted if I return a blank proxy card?

A:

If you sign, date and return your proxy card and do not indicate how you want your common shares to be voted, then your shares will be voted “FOR” the adoption and approval of the Merger Agreement, “FOR” the Emclaire compensation proposal, and, if necessary, “FOR” the approval of the adjournment of the special meeting to solicit additional proxies.

Q:	Can I change my vote after I have submitted my proxy?

A:

An Emclaire shareholder who votes via the Internet or telephone or returns a proxy via mail may revoke it at any time before it is voted at the special meeting by: (i) delivering written notice of revocation to Jennifer A. Poulsen, Secretary, Emclaire Financial Corp., 612 Main Street, Post Office Box D, Emlenton, Pennsylvania 16373, telephone: (844) 767-2311; (ii) executing and returning a later-dated proxy; (iii) voting again via the Internet or telephone, or (iv) attending the virtual special meeting and voting during the meeting after giving written notice to the Secretary of Emclaire. Only the latest dated written proxy, or Internet or telephone proxy submitted by a shareholder prior to the special meeting will be counted.

Your attendance at the virtual special meeting will not, by itself, revoke your proxy.

Q:	If my shares are held in “street name,” will my bank, broker, or other nominee vote my shares for me?

A.

Your bank, broker, or other nominee will vote any shares you hold in “street name” only if you provide instructions to them on how to vote your shares. You should follow the directions provided by your bank, broker, or other nominee to vote your shares. If you do not provide your bank, broker, or other nominee with instructions on how to vote your shares held in “street name,” they will not be permitted to vote your shares, and your shares will not be counted in determining the outcome of the proposals at the special meeting.

Q:	What will happen if Emclaire shareholders do not approve the advisory vote on executive compensation?

A:

Approval of this proposal is not a condition to the completion of the Merger. The vote is an advisory vote and will not be binding on Emclaire. Therefore, if the other requisite shareholder approvals are obtained, the executive compensation payable in connection with the Merger will still be paid as long as any other conditions applicable thereto occur.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:

If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Are Emclaire common shareholders entitled to dissenters’ rights?

A:

No. In accordance with Section 1571(b) of the PAETL, the holders of a corporation’s shares of any class do not have the right to dissent and obtain payment of the fair value of the shares if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the special meeting, the shares are listed on a national securities exchange. Accordingly, because Emclaire is listed on NASDAQ, the holders of Emclaire common shares are not entitled to dissenters’ rights in connection with the Merger.

Q:	When is the Merger expected to be completed?

A:

We are working to complete the Merger as quickly as possible. We expect to complete the Merger in the second half of 2022, assuming shareholder approval and all applicable governmental approvals have been received by then and all other conditions precedent to the Merger have been satisfied or waived.

Q:	What happens if the Merger is not completed?

A:

If the Merger is not completed, Emclaire shareholders will not receive any consideration for their Emclaire common shares in connection with the Merger. Instead, Emclaire will remain an independent company. In addition, if the Merger Agreement is terminated in certain circumstances, a termination fee may be required to be paid by Emclaire to Farmers.

Q:	Should Emclaire shareholders send in their share certificates now?

A:

No. You should send your share certificates in pursuant to the election form according to the instructions printed on such form. If you do not submit the election form, either at the time of closing or shortly after the Merger is completed, the Exchange Agent for the Merger will send you a letter of transmittal with instructions informing you how to send in your share certificates to the Exchange Agent. You should use the letter of transmittal to exchange your certificates for Emclaire common shares for the Merger consideration. Do not send in your share certificates with your proxy form.

Q:	What do I need to do now?

A:

You should carefully review this proxy statement/prospectus, including its Annexes. If you are an Emclaire common shareholder, please complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid envelope as soon as possible or submit your vote via the Internet or telephone. By submitting your proxy, you authorize the individuals named in the proxy to vote your common shares at the special meeting of shareholders in accordance with your instructions. Your vote is very important. Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions to ensure that your common shares will be voted at the special meeting.

Q:	Are there risks that I should consider in deciding whether to vote in favor of the Merger Agreement and the other proposals to be acted upon at the special meeting?

A:	Yes. You should read and carefully consider the risk factors set forth in the section of this proxy statement/prospectus entitled “RISK FACTORS” beginning on page 32.

Q:	Who can answer my questions?

A:	If you have questions about the Merger or desire additional copies of this proxy statement/prospectus or additional proxy cards, please contact Emclaire as provided below:

Emclaire Financial Corp.

612 Main Street

Emlenton, Pennsylvania 16373

Attention: William C. Marsh, Chairman, President & Chief Executive Officer

Phone: (844) 767-2311

If you have any additional questions about the Merger, need assistance in submitting your proxy or voting your shares of Emclaire common stock or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Alliance Advisors, Emclaire’s proxy solicitor, by calling toll-free at 833-757-0767, or by email to emcf@allianceadvisors.com.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You should read carefully this entire document and its Annexes and all other documents to which this proxy statement/prospectus refers before you decide how to vote. In addition, we incorporate by reference important business and financial information about Farmers into this document. For a description of this information, see “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 92. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document. Each item in this summary includes a page reference, where applicable, directing you to a more complete description of that item.

The Companies

Farmers National Banc Corp.

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

Phone: (330) 533-3341

Farmers is a financial holding company that was organized as a one-bank holding company in 1983 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”). Farmers operates principally through its wholly-owned subsidiaries, Farmers Bank, Farmers Trust Company (“Farmers Trust”), and Farmers National Captive, Inc. (“Captive”). Farmers National Insurance, LLC (“Farmers Insurance”) and Farmers of Canfield Investment Co. (“Investments or “Farmers Investments”) are wholly-owned subsidiaries of Farmers Bank. Farmers and its subsidiaries operate in the domestic banking, trust, retirement consulting, insurance and financial management industries.

Farmers’ principal business consists of owning and supervising its subsidiaries. Although Farmers directs the overall policies of its subsidiaries, including lending practices and financial resources, most day-to-day affairs are managed by their respective officers. Farmers and its subsidiaries had 531 full-time equivalent employees at March 31, 2022. Farmers’ business activities are managed and financial performance is primarily aggregated and reported in two lines of business, the Bank segment and the Trust segment.

Farmers Bank is a full-service national banking association engaged in commercial and retail banking mainly in Mahoning, Trumbull, Columbiana, Wayne, Holmes, Geauga, Cuyahoga, Medina, Summit, Portage and Stark Counties in Ohio and a location in Beaver County, Pennsylvania. Farmers Bank’s commercial and retail banking services include checking accounts, savings accounts, time deposit accounts, commercial, mortgage and installment loans, home equity loans, home equity lines of credit, night depository, safe deposit boxes, money orders, bank checks, automated teller machines, internet banking, travel cards, “E” Bond transactions, MasterCard and Visa credit cards, brokerage services and other miscellaneous services normally offered by commercial banks.

Farmers Bank faces significant competition in offering financial services to customers. Ohio has a high density of financial service providers, many of which are significantly larger institutions that have greater financial resources than Farmers Bank, and all of which are competitors to varying degrees. Competition for loans comes principally from savings banks, savings and loan associations, commercial banks, mortgage banking companies, credit unions, insurance companies and other financial service companies. The most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks and credit unions. Additional competition for deposits comes from non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies.

During 2009, Farmers acquired Farmers Trust, which offers a full complement of personal and corporate trust services in the areas of estate settlement, trust administration, employee benefit plans and retirement services. Farmers Trust operates five offices located in Boardman, Canton, Howland, Wooster and Fairview Park, Ohio.

Captive was formed during 2016 and is a wholly-owned insurance subsidiary of Farmers that provides property and casualty insurance coverage to Farmers and its subsidiaries. Captive pools resources with eleven similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves and to provide insurance where not currently available or economically feasible in today’s insurance market place. Captive does not account for a material portion of the revenue of Farmers.

Farmers Insurance was formed during 2009 and offers a variety of insurance products through licensed representatives. During 2016, Farmers Bank completed the acquisition of the Bowers Insurance Agency, Inc. The transaction involved both cash and stock. All activity has been merged into Farmers Insurance. Farmers Insurance is a subsidiary of Farmers Bank and does not account for a material portion of the revenue of Farmers Bank.

Farmers Investments was formed during 2014, with the primary purpose of investing in municipal securities. Farmers Investments is a subsidiary of Farmers Bank and does not account for a material portion of the revenue of Farmers Bank.

Farmers’ common shares are traded on NASDAQ under the symbol “FMNB.” Farmers is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, files reports, proxy statements and other information with the SEC. Further important business and financial information about Farmers is incorporated by reference into this proxy statement/prospectus. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 92 of this proxy statement/prospectus.

Emclaire Financial Corp.

Emclaire Financial Corp.

612 Main Street

Emlenton, Pennsylvania 16373

Phone: (844) 767-2311

Emclaire is a Pennsylvania corporation and financial holding company that provides a full range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary bank, Emlenton Bank.

Emlenton Bank was organized in 1900 as a national banking association and is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such funds in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, marketable securities and interest-earning deposits. Emlenton Bank currently operates through a network of 19 retail branch offices in Venango, Allegheny, Butler, Clarion, Clearfield, Crawford, Elk, Jefferson and Mercer Counties, Pennsylvania. Emclaire and Emlenton Bank are headquartered in Emlenton, Pennsylvania.

Emlenton Bank is subject to examination and comprehensive regulation by the United States Office of the Comptroller of the Currency (“OCC”), which is Emlenton Bank’s chartering authority, and the Federal Deposit Insurance Corporation (“FDIC”), which insures customer deposits held by Emlenton Bank to the full extent provided by law. Emlenton Bank is a member of the Federal Reserve Bank (the “FRB”) of Cleveland and the

Federal Home Loan Bank (“FHLB”) of Pittsburgh. Emclaire is a registered bank holding company pursuant to the BHCA and a financial holding company under the Gramm-Leach-Bliley Act of 1999 (“GLBA”) and is subject to regulation and examination by the FRB.

The principal lending activities of Emclaire are the origination of residential mortgage, commercial mortgage, commercial business and consumer loans. The majority of Emclaire’s loans are originated in and secured by property within Emclaire’s primary market area.

Emclaire maintains an investment portfolio of securities such as U.S. government agencies, mortgage-backed securities, collateralized mortgage obligations, municipal, corporate and equity securities. Investment decisions are made within policy guidelines as established by its board of directors.

Deposits are the primary source of Emclaire’s funds for lending and investing activities. Emclaire offers a wide variety of deposit account products to both consumer and commercial deposit customers, including time deposits, noninterest bearing and interest-bearing demand deposit accounts, savings deposits and money market accounts. Secondary sources of funds are derived from loan repayments, investment maturities and borrowed funds. Loan repayments can be considered a relatively stable funding source, while deposit activity is greatly influenced by interest rates and general market conditions. Emclaire also has access to funds through other various sources.

Emclaire competes for loans, deposits and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other nonbank financial service providers.

Emclaire’s common shares are traded on NASDAQ under the symbol “EMCF.” Emclaire is subject to the reporting requirements of the Exchange Act, and, therefore, files reports, proxy statements and other information with the SEC. Further important business and financial information about Emclaire is incorporated by reference into this proxy statement/prospectus. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 92 of this proxy statement/prospectus.

The Merger Agreement (page 71)

The Merger Agreement provides that, if all of the conditions are satisfied or waived, Emclaire will be merged with and into Merger Sub, with Merger Sub surviving. Thereafter, Merger Sub promptly will be dissolved and liquidated and, at a later time as soon as practicable as specified by Farmers Bank and certified by the OCC, Emlenton Bank will be merged with and into Farmers Bank, with Farmers Bank surviving the subsidiary bank merger. The Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated in this proxy statement/prospectus by reference. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

What Emclaire shareholders will receive in the Merger (page 72)

Under the terms of the Merger Agreement, at the effective time of the Merger, each Emclaire common share will be converted into the right to receive, at the election of the holder of such Emclaire common share, either: (i) 2.15 Farmers common shares, or (ii) $40.00 in cash, subject to the adjustment and allocation procedures set forth in the Merger Agreement. Following the Merger, Emclaire shareholders will own approximately 10.8% of the outstanding Farmers common shares. Farmers currently pays a $0.16 per share quarterly dividend.

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each Emclaire common shareholder who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all Emclaire common shares owned by such holder at the effective time of the Merger) will receive cash (rounded to the nearest cent), without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled (rounded to the nearest thousandth when expressed in decimal form) multiplied by the average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by NASDAQ for the five consecutive full trading days ending on the day preceding the closing date of the Merger.

Exchange of Emclaire shares (page 72)

Once the Merger is complete, Computershare Inc. and Computershare Trust Company N.A., as exchange agent (the “Exchange Agent”), will mail you transmittal materials and instructions for exchanging your Emclaire common share certificates for Farmers common shares to be issued by book-entry transfer.

Emclaire special meeting of shareholders (page 39)

A special meeting of common shareholders of Emclaire will be held virtually at 9:00 a.m., local time, on July 20, 2022, for the purpose of considering and voting on the following matters:

•	a proposal to adopt and approve the Merger Agreement;

•

a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Emclaire’s named executive officers that is based on or otherwise relates to the Merger (the “Emclaire compensation proposal”); and

•

a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement.

You are entitled to vote at the special meeting if you owned shares of Emclaire common stock as of May 23, 2022. As of May 23, 2022, shares of Emclaire common stock entitled to 2,735,212 votes were outstanding and eligible to be voted at the special meeting.

Required votes (page 40)

The adoption and approval of the Merger Agreement by Emclaire, pursuant to Emclaire’s Amended and Restated Articles of Incorporation, the PAETL and as a condition precedent to the obligations of the parties to effect the Merger, requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the proposal at the special meeting. A quorum, consisting of the holders of a majority of the votes which Emclaire shareholders are entitled to cast, must be present, in person or by proxy, at the special meeting before any action, other than the adjournment of the special meeting, can be taken. The affirmative vote of a majority of the total votes present, in person or by proxy, at the special meeting is required to approve the Emclaire compensation proposal. The special meeting may be adjourned, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement. The affirmative vote of the holders of a majority of the total votes present, in person or by proxy, at the special meeting is required to adjourn the special meeting.

Recommendation to Emclaire shareholders (page 50)

The board of directors of Emclaire unanimously approved the Merger Agreement. The board of directors of Emclaire believes that the Merger is in the best interests of Emclaire and its shareholders, and, as a result, the board of directors recommends that Emclaire common shareholders vote “FOR” the adoption and approval of the Merger Agreement, “FOR” the approval of the Emclaire compensation proposal, and “FOR” the proposal to adjourn the special meeting, if necessary and appropriate, to solicit additional proxies.

In reaching this decision, the board of directors of Emclaire considered many factors, which are described in the section captioned “THE MERGER – Emclaire’s Reasons for the Merger” – beginning on page 48 of this proxy statement/prospectus.

Opinion of Emclaire’s Financial Advisor (page 51)

At the March 23, 2022, meeting of the board of directors of Emclaire, representatives of Raymond James & Associates, Inc. (“Raymond James”) rendered Raymond James’ oral opinion, which was subsequently confirmed by delivery of a written opinion to the Emclaire board, dated March 23, 2022, that the Merger consideration to be received by the holders of Emclaire common stock in the Merger pursuant to the Merger Agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion as of such date, was fair as of such date, from a financial point of view, to the holders of Emclaire’s outstanding common stock.

The full text of the written opinion of Raymond James, dated March 23, 2022, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex B to this document. Raymond James provided its opinion for the information and assistance of the Emclaire board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the Merger and the transactions contemplated thereby, and its opinion only addresses whether the Merger consideration to be received by the holders of Emclaire common stock in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James did not address the underlying business decision of Emclaire to engage in the Merger or enter into the Merger Agreement or any other term or aspect of the Merger Agreement or the transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Emclaire board of directors or any holder of Emclaire common stock as to how the Emclaire board of directors, such shareholder or any other person should vote or otherwise act with respect to the proposed Merger or any other matter.

Material U.S. federal income tax consequences of the Merger (page 65)

The parties intend for the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Tax opinions to the effect that the Merger will be so treated were filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, and it is a condition to the obligation each of Emclaire and Farmers to complete the Merger that it receives a tax opinion to that effect on the closing date of the Merger. As a reorganization for U.S. federal income tax purposes (i) no gain or loss will be recognized by Farmers or Emclaire as a result of the Merger, (ii) holders of Emclaire common stock who receive solely Farmers common shares (other than cash in lieu of a fractional Farmers common share) in exchange for shares of Emclaire common stock in the Merger will recognize no gain or loss with respect to the Farmers common shares received (other than with respect to the cash in lieu of a fractional Farmers common share), (iii) holders of Emclaire common stock who receive a combination of Farmers common shares and cash in exchange for shares of Emclaire common stock in the Merger generally will recognize gain (but not loss) in an amount not to exceed any cash received in exchange for shares of Emclaire common stock in the Merger (other than any cash received in lieu of a fractional Farmers common share, as discussed below under the section entitled “THE MERGER – Material U.S. Federal Income Tax Consequences of the Merger – Cash in Lieu of Fractional Shares” beginning on page 68) and (iv) holders of Emclaire common stock who receive solely cash in exchange for shares of Emclaire common stock in the Merger generally will recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares.

All holders of Emclaire common stock should read carefully the description under the section captioned “THE MERGER – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 65 of this proxy statement/prospectus and should consult their own tax advisors concerning these matters. All holders of

Emclaire common stock should consult their tax advisors as to the specific tax consequences of the Merger to them, including the applicability and effect of the alternative minimum tax, net investment income tax and any federal, state, local, non-U.S. or other tax laws.

Accounting Treatment (page 69)

The Merger will be accounted for under the acquisition method of accounting in accordance with generally accepted accounting principles in the United States.

Interests of Emclaire’s Directors and Executive Officers in the Merger (see page 59)

In considering the recommendation of the board of directors of Emclaire, Emclaire’s shareholders should be aware that the directors and executive officers of Emclaire have interests in the Merger that are different from, or in addition to, the interests of Emclaire’s other shareholders generally. The board of directors of Emclaire was aware of these interests and considered them, among other matters, in approving the Merger Agreement and related transactions.

These interests include:

•	a post-merger offer of employment by Farmers to William C. Marsh, the current President, Chief Executive Officer and Chairman of the Board of both Emclaire and Emlenton Bank;

•

an invitation for one director from Emclaire’s board of directors to serve on the board of directors of Farmers immediately after the Merger and for the remaining non-employee directors of Emclaire to serve on the Farmers-Emlenton Advisory Board, an advisory board to be established post-merger for the Pennsylvania region;

•

settlement agreements among Emclaire and Emlenton Bank with each of William C. Marsh, Robert A. Vernick and Eric Gantz that provide that on the business day immediately prior to the closing of the Merger, Messrs. Marsh, Vernick and Gantz’s current respective employment or change in control agreement will be cancelled in exchange for a lump sum cash payment on the business day prior to the closing of the Merger, with each of such executives expected to be retained by Farmers following completion of the Merger;

•

lump sum severance payments and change in control benefits to be provided to Jennifer A. Poulsen and Amanda L. Engles (executive officers of Emclaire and Emlenton Bank) upon completion of the Merger pursuant to their current change in control agreements;

•	lump sum change in control payments to be made to each of the executive officers of Emclaire and Emlenton Bank pursuant to their current supplemental executive retirement plan agreements;

•

the acceleration of vesting of each outstanding share granted pursuant to a share award agreement issued prior to the date of the Merger Agreement in accordance with Emclaire’s 2014 Stock Incentive Plan or 2021 Stock Incentive Plan, which will be exchanged for the Merger consideration; and

•

the rights of Emclaire officers and directors under the Merger Agreement to continued indemnification coverage, continued coverage under directors’ and officers’ liability insurance policies, and indemnification provided under Emclaire’s Bylaws and the PAETL.

For a more complete description of these interests, see “THE MERGER — Interests of Emclaire’s Directors and Executive Officers in the Merger” beginning on page 59.

Absence of Dissenters’ Rights (see page 64)

Under Section 1571(b) of the PAETL, the holders of a corporation’s shares of any class do not have the right to dissent and obtain payment of the fair value of the shares if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the special meeting, the shares are listed on a national securities exchange. Accordingly, because Emclaire is listed on NASDAQ, the holders of Emclaire common shares and preferred shares (all of which will be redeemed by Emclaire immediately prior to the effective time of the Merger and no Merger consideration and/or cash in lieu of fractional shares will be delivered in exchange for such shares) are not entitled to dissenters’ rights in connection with the Merger.

Certain differences in shareholder rights (page 85)

When the Merger is completed, Emclaire common shareholders (other than those receiving only cash) will receive Farmers common shares and, therefore, will become Farmers shareholders. As Farmers shareholders, the former Emclaire common shareholders’ rights will be governed by Farmers’ Articles of Incorporation, as amended, and Regulations, as well as Ohio law. Notably, Emclaire common shareholders will own less on a percentage basis of the combined company and as such will have decreased voting power. For a summary of significant differences, see “COMPARISON OF CERTAIN RIGHTS OF EMCLAIRE SHAREHOLDERS AND FARMERS SHAREHOLDERS” beginning on page 85 of this proxy statement/prospectus.

Regulatory approvals required for the Merger (page 59)

The Merger cannot be completed until Farmers receives necessary regulatory approvals or waivers of application, which include approvals of the Board of Governors of the Federal Reserve, the OCC and the Pennsylvania Department of Banking and Securities (the “Pennsylvania Department”). Farmers has [received/applied for] such approvals to consummate the Merger.

Conditions to the Merger (page 81)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on the adoption and approval of the Merger Agreement by Emclaire’s common shareholders and receipt of the required regulatory approvals or waivers of application, in addition to satisfaction of, or where legally permissible, waiver of, other customary conditions. Although Farmers and Emclaire anticipate the closing of the Merger will occur in the second half of 2022, neither Farmers nor Emclaire can be certain when, or if, the conditions to the Merger will be satisfied or, where permissible, waived, or that the Merger will be completed. For a summary of the conditions to the Merger, see “THE MERGER AGREEMENT – Conditions to the Merger” beginning on page 81 of this proxy statement/prospectus.

Termination; Termination Fee (page 82)

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the Merger by Emclaire’s common shareholders:

•	by mutual written consent of Farmers and Emclaire;

•

by either party, if a required governmental approval is denied by final, non-appealable action, or if a governmental entity has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the transactions contemplated by the Merger Agreement;

•

by either Farmers or Emclaire, if the Merger has not closed on or before January 31, 2023, unless the failure to close by such date is due to the terminating party’s failure to observe the covenants and agreements of such party in the Merger Agreement;

•

by either Farmers or Emclaire, if there is a breach by the other party of any of its representations or warranties or any failure to perform in all material respects any of its covenants or agreements, that would, either individually or in the aggregate with other breaches by such party, result in, if occurring or continuing on the closing date, the failure of the conditions of the terminating party’s obligation to complete the Merger and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement);

•

by Farmers, if at any time prior to the effective time of the Merger, Emclaire’s board of directors has (1) failed to recommend to the shareholders of Emclaire that they vote to approve the Merger Agreement, (2) changed its recommendation with respect to the Merger Agreement, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, certain acquisition proposals other than the Merger Agreement, whether or not permitted by the Merger Agreement, or has resolved to do the same, or (3) failed to substantially comply with its obligations to recommend to the Emclaire shareholders the adoption of the Merger proposal and call a shareholder meeting for that purpose or its non-solicitation obligations;

•

by Farmers, if a tender offer or exchange offer for 15% or more of the outstanding Emclaire common shares is commenced (other than by Farmers or a subsidiary of Farmers), and Emclaire’s board of directors recommends that the shareholders of Emclaire tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender or exchange offer within ten business days;

•

by Emclaire, if Farmers fails to take the actions required in the Merger Agreement to (1) use commercially reasonable efforts to prepare and file with the SEC a registration statement on Form S-4 within 60 days of the Merger Agreement, use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act of 1933, as amended (the “Securities Act”) as promptly as practicable after such filing or use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to complete the Merger or (2) fails to cause the Farmers common shares to be issued in the Merger to be authorized for listing on NASDAQ, subject to official notice of issuance, prior to the effective time of the Merger;

•

by either Farmers or Emclaire, if the Emclaire common shareholders do not vote to approve the Merger Agreement at a duly held shareholders meeting (including any adjournment or postponement of such meeting); or

•

by Emclaire, if both of the following conditions are satisfied: (i) the average closing price of Farmers’ common shares for the 20 consecutive trading days ending on the tenth calendar day immediately prior to the effective time of the Merger is less than $13.616 (80% of the starting price of $17.02, as defined in the Merger Agreement), and (ii) a specified ratio of the sales prices of Farmers’ common shares is less than a specified index ratio of stocks of a bank peer group, unless Farmers elects to make an adjustment to the exchange ratio.

If the Merger Agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals, Emclaire may be required to pay Farmers a termination fee of $3,750,000. See “THE MERGER AGREEMENT – Termination; Termination Fee” beginning on page 82.

Market Price and Dividend Information

Farmers’ common shares are traded on NASDAQ under the symbol “FMNB.” Emclaire’s common shares are traded on NASDAQ under the symbol “EMCF.” The following table sets forth for the periods indicated a summary of the high and low prices of and cash dividends paid on Emclaire common shares and Farmers common shares. This information does not reflect retail mark-up, markdown or commissions and does not necessarily represent actual transactions.

	Emclaire			Farmers
	High	Low	Dividends	High	Low	Dividends
2022
First Quarter	$38.50	$25.23	$0.31	$20.00	$16.19	$0.16
Second Quarter (through June 7, 2022)	[●]	[●]	[●]	[●]	[●]	[●]

2021
First Quarter	$31.12	$25.60	$0.30	$18.26	$13.03	$0.11
Second Quarter	30.55	26.50	0.30	17.99	15.37	0.11
Third Quarter	30.39	26.02	0.30	16.03	14.57	0.11
Fourth Quarter	30.00	26.03	0.30	18.99	15.69	0.14

2020
First Quarter	$33.50	$20.92	$0.30	$16.50	$10.32	$0.11
Second Quarter	26.10	18.10	0.30	13.51	9.82	0.11
Third Quarter	28.35	20.40	0.30	12.59	10.05	0.11
Fourth Quarter	32.00	23.10	0.30	13.84	10.55	0.11

On March 23, 2022, the last trading day prior to the announcement of the Merger, the closing price of Emclaire’s common shares was $29.00. The information presented in the following table reflects the last reported sale prices per share of Farmers’ common shares as of March 23, 2022, the last trading day prior to the announcement of the Merger Agreement, and on June 7, 2022, the last practicable day for which information was available prior to the date of this proxy statement/prospectus. The table also presents the equivalent market value per Emclaire common share on March 23, 2022, and June 7, 2022, determined by multiplying the share price of a Farmers common share on such dates by the exchange ratio of 2.15. No assurance can be given as to what the market price of Farmers’ common shares will be if and when the Merger is consummated.

	Farmers Common Shares		Equivalent Price Per Emclaire Common Share
March 23, 2022		$17.02		$36.59
June 7, 2022	$	[●]	$	[●]

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR FARMERS

The following table summarizes financial results achieved by Farmers for the periods and at the dates indicated. The information below has been derived from Farmers’ Consolidated Financial Statements. Historical financial information for Farmers can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as amended. The selected historical financial information for Farmers as of and for the three months ended March 31, 2022 and 2021, can be found in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. You should read the following financial information in conjunction with the historical Consolidated Financial Statements (and related notes), as well as the information contained under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained or incorporated by reference in Farmers’ annual reports on Form 10-K and quarterly reports on Form 10-Q and other information filed by Farmers with the SEC.

The selected operating data presented below are not necessarily indicative of the results that may be expected for future periods. See “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past periods noted below indicate results for any future period.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF

FARMERS NATIONAL BANC CORP. (UNAUDITED)

(Dollars in thousands, except per share data)	At March 31,		At December 31,
	2022	2021	2021	2020	2019	2018	2017
Selected Financial Data
Total assets	$4,205,855	$3,324,524	$4,142,749	$3,071,148	$2,449,158	$2,328,864	$2,159,069
Loans, net of allowance for credit losses(1)	2,277,956	2,012,469	2,301,696	2,055,900	1,797,052	1,722,248	1,565,066
Allowance for credit losses	27,015	24,935	29,386	22,144	14,487	13,592	12,315
Securities available for sale	1,463,626	802,866	1,427,677	575,600	432,233	402,190	393,331
Goodwill and other intangible assets	102,187	49,301	102,606	49,617	42,645	43,952	45,369
Total deposits	3,693,811	2,833,054	3,547,235	2,610,878	2,008,964	1,799,720	1,604,719
Total borrowings	87,872	79,683	87,758	78,906	122,197	250,792	296,559
Total stockholders’ equity	393,886	347,355	472,432	350,097	299,309	262,320	242,074

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2022	2021	2021	2020	2019	2018	2017
Selected Operating Data:
Total interest income	$33,279	$27,790	$116,459	$112,327	$101,986	$91,766	$80,527
Total interest expense	2,037	2,523	8,469	16,136	19,608	13,265	6,881

Net interest income	31,242	25,267	107,990	96,191	82,378	78,501	73,646
(Credit) provision for credit losses & unfunded loans	(358)	425	4,893	9,100	2,450	3,000	3,350

Net interest income after credit loss expense	31,600	24,842	103,097	87,091	79,928	75,501	70,296
Total non-interest income	17,698	10,132	38,193	36,161	28,042	25,098	23,738
Total non-interest expense	30,456	17,317	79,176	72,980	64,895	62,316	61,254

Income before income tax expense	18,842	17,657	62,114	50,272	43,075	38,283	32,780
Income tax expense	2,998	3,101	10,270	8,396	7,315	5,714	10,069

Net income	$15,844	$14,556	$51,844	$41,876	$35,760	$32,569	$22,711

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF

FARMERS NATIONAL BANC CORP. (UNAUDITED)

	At or For the Three Months Ended March 31,		For the Year Ended December 31,
	2022	2021	2021	2020	2019	2018	2017
Selected Operating Ratios and Other Data
Performance Ratios:
Return on average assets (annualized)	1.52%	1.87%	1.52%	1.46%	1.50%	1.46%	1.09%
Return on average equity (annualized)	13.89%	16.81%	13.64%	12.80%	12.56%	13.13%	9.92%
Average interest rate spread (tax equivalent)(2)	3.17%	3.40%	3.35%	3.49%	3.53%	3.66%	3.88%
Net interest margin (annualized)	3.27%	3.54%	3.45%	3.70%	3.82%	3.87%	3.99%
Efficiency ratio	61.36%	48.24%	51.13%	52.55%	56.38%	57.77%	59.54%

Capital Ratios:
Common equity tier 1 capital ratio	13.31%	13.49%	13.16%	13.22%	12.94%	12.16%	11.86%
Total risk based capital ratio	17.59%	15.10%	17.60%	14.72%	13.82%	13.03%	12.73%
Tier 1 risk based capital ratio	13.95%	13.93%	13.82%	13.67%	13.06%	12.28%	11.99%
Tier 1 leverage ratio	9.56%	9.69%	10.12%	9.77%	10.69%	9.91%	9.50%
Equity to assets	9.37%	10.45%	11.40%	11.40%	12.22%	11.26%	11.21%
Tangible common equity to tangible assets	7.11%	9.10%	9.15%	9.94%	10.67%	9.56%	9.31%

Asset Quality Ratios:
Non-performing assets/total assets	0.33%	0.35%	0.39%	0.45%	0.26%	0.33%	0.36%
Non-performing loans/total loans	0.61%	0.57%	0.69%	0.67%	0.35%	0.45%	0.49%
Allowance for credit losses/nonperforming loans	192.33%	214.22%	181.45%	160.06%	228.32%	175.81%	160.04%
Allowance for credit losses as a percent of loans	1.17%	1.22%	1.26%	1.07%	0.80%	0.78%	0.78%
Share Data:
Basic earnings per common share	$ 0.47	$ 0.52	$ 1.78	$ 1.48	$1.29	$ 1.18	$ 0.82
Diluted earnings per common share	0.47	0.51	1.77	1.47	1.28	1.16	0.82
Dividends per common share	0.16	0.11	0.47	0.44	0.38	0.30	0.22
Book value per share	11.58	12.30	13.94	12.42	10.82	9.44	8.79
Tangible book value per share	8.58	10.56	10.91	10.66	9.28	7.86	7.14
Market price at period end	17.06	16.70	18.55	13.27	16.32	12.74	14.75
Weighted average common shares outstanding – basic	33,820,485	28,215,772	29,167,357	28,266,509	27,734,994	27,674,705	27,567,909
Weighted average common shares outstanding – diluted	33,936,938	28,336,139	29,279,787	28,393,996	27,875,984	27,974,185	27,619,076

Note: All performance ratios are based on average balance sheet amounts where applicable.

(1)	Loans do not include loans held for sale, which are not material.
(2)	Represents the difference between the weighted average yield on average interest-earnings assets and the weighted average cost of interest-bearing liabilities.

Reconciliation of Stockholders’ Equity to Tangible Common Equity
Stockholders’ Equity	$393,886	$347,355	$472,432	$350,097	$299,309	$262,320	$242,074
Less Goodwill and Other Intangibles	102,187	49,301	102,606	49,617	42,645	43,952	45,369

Tangible Common Equity	$291,699	$298,054	$369,826	$300,480	$256,664	$218,368	$196,705

Reconciliation of Total Assets to Tangible Assets
Total Assets	$4,205,855	$3,324,524	$4,142,749	$3,071,148	$2,449,158	$2,328,864	$2,159,069
Less Goodwill and Other Intangibles	102,187	49,301	102,606	49,617	42,645	43,952	45,369

Tangible Assets	$4,103,668	$3,275,223	$4,040,143	$3,021,531	$2,406,513	$2,284,912	$2,113,700

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR EMCLAIRE

The following table summarizes financial results achieved by Emclaire for the periods and at the dates indicated. The information below has been derived from Emclaire’s Consolidated Financial Statements. Historical financial information for Emclaire can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. The selected historical financial information for Emclaire as of and for the three months ended March 31, 2022 and 2021, can be found in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. You should read the following financial information in conjunction with the historical Consolidated Financial Statements (and related notes), as well as the information contained under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained or incorporated by reference in Emclaire’s annual reports on Form 10-K and quarterly reports on Form 10-Q and other information filed by Emclaire with the SEC.

The selected operating data presented below are not necessarily indicative of the results that may be expected for future periods. See “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past periods noted below indicate results for any future period.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

OF EMCLAIRE FINANCIAL CORP. (UNAUDITED)

(Dollars in thousands, except per share data)	At March 31,		At December 31,
	2022	2021	2021	2020	2019	2018	2017
Selected Financial Data
Total Assets	$1,057,572	$1,067,711	$1,059,508	$1,032,323	$915,296	$898,875	$750,084
Loans, net of allowance for loan losses(1)	794,932	785,503	780,010	800,338	695,348	708,664	577,234
Allowance for loan losses	10,268	9,685	10,393	9,580	6,556	6,508	6,127
Securities available for sale	166,160	141,884	186,275	113,056	120,126	97,725	101,167
Goodwill and other intangible assets	20,321	20,504	20,359	20,543	20,707	20,871	10,769
Total deposits	935,956	926,227	918,496	893,627	787,124	761,546	654,643
Total borrowings	18,050	32,050	22,050	32,050	28,550	45,350	26,000
Total stockholders’ equity	86,662	90,870	96,959	91,480	85,858	80,008	59,091

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2022	2021	2021	2020	2019	2018	2017
Selected Operating Data:
Total interest income	$8,667	$9,098	$36,581	$37,147	$36,145	$30,962	$26,400
Total interest expense	927	1,446	5,124	8,062	8,083	5,386	4,493

Net interest income	7,740	7,652	31,457	29,085	28,062	25,576	21,907
(Credit) provision for loan losses	(80)	275	1,066	3,247	715	1,280	903

Net interest income after provision for loan losses	7,820	7,377	30,391	25,838	27,347	24,296	21,004
Total non-interest income	1,007	1,052	4,590	4,363	4,391	4,208	5,022
Total non-interest expense	5,873	5,814	22,596	22,018	22,122	23,660	19,635

Income before income tax expense	2,954	2,615	12,385	8,183	9,616	4,844	6,391
Income tax expense	518	441	2,214	1,435	1,662	633	2,114

Net income	2,436	2,174	10,171	6,748	7,954	4,211	4,277
Preferred stock dividends	—	—	196	186	182	91	—

Net income available to common stockholders	$2,436	$2,174	$9,975	$6,562	$7,772	$4,120	$4,277

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

OF EMCLAIRE FINANCIAL CORP. (UNAUDITED)

	At or For the Three Months Ended March 31,		For the Year Ended December 31,
	2022	2021	2021	2020	2019	2018	2017
Selected Operating Ratios and Other Data
Performance Ratios:
Return on average assets (annualized)	0.93%	0.86%	0.95%	0.68%	0.88%	0.53%	0.59%
Return on average equity (annualized)	10.46%	9.63%	10.90%	7.61%	9.50%	6.56%	7.52%
Average interest rate spread (tax equivalent)(2)	3.04%	3.04%	2.97%	2.90%	3.09%	3.27%	3.11%
Net interest margin (annualized)	3.18%	3.24%	3.15%	3.16%	3.35%	3.47%	3.29%
Efficiency ratio	66.33%	66.13%	62.20%	66.32%	67.39%	77.99%	71.49%

Capital Ratios:
Common equity tier 1 capital ratio	11.86%	11.45%	11.86%	11.45%	12.62%	11.82%	11.73%
Total risk based capital ratio	13.11%	12.71%	13.11%	12.71%	13.74%	12.93%	12.96%
Tier 1 risk based capital ratio	11.86%	11.45%	11.86%	11.45%	12.62%	11.82%	11.73%
Tier 1 leverage ratio	8.18%	7.58%	7.98%	7.58%	8.17%	7.95%	7.71%
Equity to assets	8.19%	8.51%	9.15%	8.86%	9.38%	8.90%	7.88%
Tangible common equity to tangible assets	5.99%	6.32%	6.97%	6.60%	6.81%	6.26%	6.54%

Asset Quality Ratios:
Non-performing assets/total assets	0.41%	0.34%	0.32%	0.43%	0.34%	0.42%	0.56%
Non-performing loans/total loans	0.53%	0.46%	0.42%	0.51%	0.41%	0.42%	0.63%
Allowance for loan losses/nonperforming loans	239.74%	266.51%	311.26%	233.54%	225.52%	214.93%	165.91%
Allowance for loan losses as a percent of loans	1.28%	1.22%	1.31%	1.18%	0.93%	0.91%	1.05%
Share Data:
Basic earnings per common share	$ 0.89	$ 0.80	$ 3.66	$ 2.42	$ 2.88	$ 1.73	$ 1.95
Diluted earnings per common share	0.88	0.79	3.63	2.41	2.86	1.72	1.93
Dividends per common share	0.31	0.30	1.20	1.20	1.16	1.12	1.08
Book value per share	30.15	31.85	33.91	32.07	30.14	28.09	26.02
Tangible book value per share	22.72	24.31	26.47	24.52	22.50	20.35	21.28
Market price at period end	37.52	28.99	28.90	30.63	32.53	30.34	30.35
Weighted average common shares outstanding – basic	2,735,212	2,721,212	2,722,133	2,709,532	2,699,397	2,377,277	2,197,440
Weighted average common shares outstanding – diluted	2,757,354	2,740,189	2,748,553	2,727,347	2,718,746	2,395,677	2,214,568

Note: All performance ratios are based on average balance sheet amounts where applicable.

(1)	Loans do not include loans held for sale, which are not material.
(2)	Represents the difference between the weighted average yield on average interest-earnings assets and the weighted average cost of interest-bearing liabilities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

OF EMCLAIRE FINANCIAL CORP. (UNAUDITED)

Reconciliation of Stockholders’ Equity to Tangible Common Equity
Stockholders’ Equity	$86,662	$90,870	$96,959	$91,480	$85,858	$80,008	$59,091
Less Preferred Stock	4,206	4,206	4,206	4,206	4,206	4,206	—
Less Goodwill and Other Intangibles	20,321	20,504	20,359	20,543	20,707	20,871	10,769

Tangible Common Equity	$62,135	$66,160	$72,394	$66,731	$60,945	$54,931	$48,322

Reconciliation of Total Assets to Tangible Assets
Total Assets	$1,057,572	$1,067,711	$1,059,508	$1,032,323	$915,296	$898,875	$750,084
Less Goodwill and Other Intangibles	20,321	20,504	20,359	20,543	20,707	20,871	10,769

Tangible Assets	$1,037,251	$1,047,207	$1,039,149	$1,011,780	$894,589	$878,004	$739,315

SUMMARY SELECTED PRO FORMA CONDENSED COMBINED DATA

The following table shows selected financial information on a pro forma combined basis giving effect to the Merger (which is known as “pro forma” information) as if the Merger had become effective as of the date presented, in the case of the balance sheet information, and at the beginning of the period presented, in the case of the income statement information. The pro forma information reflects the acquisition method of accounting.

Farmers anticipates that the Merger will provide the combined company with financial benefits that include reduced operating expenses and greater revenue. The pro forma information, while helpful in illustrating the financial characteristics of Farmers following the Merger under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of Farmers would have been had the companies been combined during these periods.

The exchange ratio of 2.15 was used in preparing this selected pro forma information. You should read this summary pro forma information in conjunction with the information under “Unaudited Pro Forma Condensed Combined Consolidated Financial Information Relating to the Merger” and with the historical information in this document on which it is based.

	At March 31, 2022
	(In thousands)
Pro forma combined balance sheet data:
Total assets	$5,216,369
Loans, net	3,048,726
Deposits	4,632,395
Total stockholders’ equity	448,809

	Three Months Ended March 31, 2022	Year Ended December 31, 2021
	(In thousands)	(In thousands)
Pro forma combined income statement data:
Interest income	$43,336	$158,598
Interest expense	2,646	12,322

Net interest income	40,690	146,276
Provision for credit losses	7,862	14,259

Net interest income after provision for credit losses	32,828	132,017
Non-interest income	18,686	42,783
Non-interest expense	36,122	102,235

Income before income taxes	15,392	72,565
Provision for income taxes	2,171	12,078

Net income	$13,221	$60,487

Pro forma per share data:
Basic earnings	$0.35	$1.82
Diluted earnings	$0.35	$1.81

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

FINANCIAL INFORMATION RELATING TO THE MERGER

The following unaudited pro forma condensed consolidated combined financial information and explanatory notes show the historical financial positions and results of operations of Farmers and Emclaire, and have been prepared to illustrate the effects of the Merger under the acquisition method of accounting with Farmers treated as the acquirer. The unaudited pro forma condensed combined consolidated balance sheet as of March 31, 2022 gives effect to the Merger as if the transaction had occurred on March 31, 2022. The unaudited pro forma condensed combined income statements for the three months ended March 31, 2022 and year ended December 31, 2021, give effect to the Merger as if the transaction had become effective beginning on the first day of the fiscal years presented. Certain reclassifications have been made to Emclaire’s historical financial information in order to conform to Farmers’ presentation of financial information.

The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial condition had the Merger been completed on the dates described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.

The pro forma financial information includes estimated adjustments, including adjustments to record assets and liabilities of Emclaire at its fair value, and represents the pro forma estimates by Farmers based on available fair value information as of the date of the Merger Agreement. In some cases, where noted, more recent information has been used to support estimated adjustments in the pro forma financial information. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and may be revised. The pro forma information also does not reflect the benefits of expected cost savings or any potential impacts of potential revenue enhancements and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

The actual value of Farmers common shares to be recorded as consideration in the Merger will be based on the closing price of Farmers common shares at the time of the Merger completion date. The proposed Merger is expected to be completed in the second half of 2022, but there can be no assurance that the Merger will be completed as anticipated. For purposes of the pro forma financial information, the fair value of Farmers common shares to be issued in connection with the Merger was based on Farmers’ closing price of $17.06 as of March 31, 2022. The cash portion of the consideration along with Merger expenses will be funded with the sale of securities.

The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities, and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price for the Merger will be determined after it is completed and after completion of thorough analyses to determine the fair value of Emclaire’s tangible and identifiable intangible assets and liabilities as of the date the Merger is completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma condensed combined consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact Farmers’ statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Emclaire’s shareholders’ equity, including results of operations from December 31, 2021, through the date the Merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

Farmers anticipates that the Merger will provide the combined company with financial benefits that include reduced operating expenses. Farmers expects to realize cost savings approximating 34% of the anticipated non-interest expense of Emclaire. These cost savings are not included in these pro forma statements and there can be no assurance that estimated cost savings will be realized.

The unaudited pro forma condensed combined financial information is provided for illustrative information purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the Merger been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma condensed combined consolidated financial information should be read in conjunction with (i) the accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information; (ii) Farmers unaudited historical consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2022, included in Farmers’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, and incorporated by reference in this proxy statement/prospectus, (iii) Farmers’ audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2021, included in Farmers’ Annual Report on Form 10-K for the year ended December 31, 2021, as amended, and incorporated by reference in this proxy statement/prospectus; (iv) Emclaire’s historical consolidated financial statements and the related notes incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” in the forepart of this document.

The unaudited pro forma shareholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Farmers’ common shares or the actual or future results of operations of Farmers for any period. Actual results may be materially different than the pro forma information presented.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2022

	FMNB	EMCF	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Notes
ASSETS
Cash and cash equivalents	$137,627	$12,033	$—	$149,660
Securities available for sale (including equity securities)	1,497,645	171,707	(65,705)	1,603,647	A
Loans held for sale	1,904	120		2,024
Loans	2,304,971	805,200	(19,030)	3,091,141	B
Allowance for credit losses	(27,015)	(10,268)	(5,132)	(42,415)	C

Net Loans	2,277,956	794,932	(24,162)	3,048,726

Premises and equipment, net	37,105	16,292	(1,000)	52,397	D
Bank owned life insurance	74,264	22,041		96,305
Goodwill	94,240	19,460	34,767	148,467	E
Other intangibles	7,947	861	9,042	17,850	F
Other assets	77,167	20,126		97,293

Total assets	$4,205,855	$1,057,572	$(47,058)	$5,216,369

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$963,143	$232,162	$—	$1,195,305
Interest-bearing	2,730,668	703,794	2,628	3,437,090	G

Total deposits	3,693,811	935,956	2,628	4,632,395

Short-term borrowings	—	3,050	(3,050)	—	H
Long-term borrowings	87,872	15,000	(15,000)	87,872	I
Other liabilities	30,286	16,904	103	47,293	J

Total liabilities	3,811,969	970,910	(15,319)	4,767,560

Commitments and contingent liabilities
Stockholders’ equity:
Preferred stock	—	4,206	(4,206)	—	K
Common stock	304,670	3,547	66,680	374,897	L
Additional paid-in-capital	—	47,765	(47,765)	—	M
Retained earnings	184,302	50,440	(65,744)	168,998	N
Accumulated other comprehensive income	(79,500)	(17,182)	17,182	(79,500)	O
Treasury stock	(15,586)	(2,114)	2,114	(15,586)	P

Total stockholders’ equity	393,886	86,662	(31,739)	448,809

Total liabilities and stockholders’ equity	$4,205,855	$1,057,572	$(47,058)	$5,216,369

Shares outstanding	34,007,677	2,735,212	1,381,282	38,124,171

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2022

(In thousands, except per share data)	FMNB	EMCF	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Notes
Interest and dividend income:
Loans, including fees	$25,562	$7,612	$952	$34,126	Q
Taxable securities	4,587	695	438	5,720	R
Tax exempt securities	2,952	285		3,237
Federal funds sold and other	178	75		253

Total interest income	33,279	8,667	1,390	43,336
Interest expense:
Deposits	1,244	822	(219)	1,847	S
Borrowings	793	105	(99)	799	T

Total interest expense	2,037	927	(318)	2,646

Net interest income	31,242	7,740	1,708	40,690
(Credit) provision for credit losses	(930)	(80)	8,300	7,290	U
Provision for unfunded loans	572			572
Net interest income after provision for credit losses	31,600	7,820	(6,592)	32,828

Non-interest income:
Service charges on deposit accounts	1,145	401		1,546
Net increase from bank owned life insurance	409	139		548
Trust fees	2,519	—		2,519
Insurance agency commissions	1,047	—		1,047
Security gains, including fair value changes for equity securities	(11)	9		(2)
Retirement plan consulting fees	397	—		397
Investment commissions	694	—		694
Net gains on sale of loans	1,129	(3)		1,126
Other mortgage banking income (loss), net	60	—		60
Debit card and EFT fees	1,416	—		1,416
Legal settlement	8,400			8,400
Other operating income	493	461		954

Total non-interest income	17,698	1,007	—	18,705

Non-interest expense:
Salaries and employee benefits	11,831	2,893		14,724
Occupancy and equipment	2,680	848	(9)	3,519	V
State and local taxes	678	—		678
Professional fees	3,135	482		3,617
Merger related costs	1,940	—		1,940
Advertising	392	—		392
FDIC insurance	267	149		416
Intangible amortization	420	38	226	684	W
Core processing charges	745	—		745
Charitable donation	6,000	—		6,000
Other operating expenses	2,368	1,463	(405)	3,426	X

Total non-interest expense	30,456	5,873	(188)	36,141
Income before income taxes	18,842	2,954	(6,404)	15,392
Provision for income taxes	2,998	518	(1,345)	2,171	Y

Net income	15,844	2,436	(5,059)	13,221
Preferred stock dividends	—	—	—	—

Net income available to common stockholders	$15,844	$2,436	$(5,059)	$13,221

Basic earnings per common share:
Earnings per share	$0.47	$0.89		$0.35
Weighted average shares outstanding	33,820,485	2,735,212	1,381,282	37,936,979	JJ
Diluted earnings per common share:
Earnings per share	$0.47	$0.88		$0.35
Weighted average shares outstanding	33,936,938	2,757,354	1,392,464	38,086,756	JJ

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2021

(In thousands, except per share data)	FMNB	EMCF	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Notes
Interest and dividend income:
Loans, including fees	$94,820	$32,743	$3,806	$131,369	Z
Taxable securities	11,399	2,435	1,752	15,586	AA
Tax exempt securities	9,542	1,019		10,561
Federal funds sold and other	698	384		1,082

Total interest income	116,459	36,581	5,558	158,598
Interest expense:
Deposits	6,775	4,450	(876)	10,349	BB
Borrowings	1,694	674	(395)	1,973	CC

Total interest expense	8,469	5,124	(1,271)	12,322

Net interest income	107,990	31,457	6,829	146,276
Provision for credit losses	4,649	1,066	8,300	14,015	DD
Provision for unfunded loans	244	—		244
Net interest income after provision for credit losses	103,097	30,391	(1,471)	132,017

Non-interest income:
Service charges on deposit accounts	3,660	1,435		5,095
Net increase from bank owned life insurance	1,338	435		1,773
Trust fees	9,438	—		9,438
Insurance agency commissions	3,456	—		3,456
Security gains, including fair value changes for equity securities	1,004	245		1,249
Retirement plan consulting fees	1,421	—		1,421
Investment commissions	2,276	—		2,276
Net gains on sale of loans	8,285	390		8,675
Other mortgage banking income (loss), net	(136)	—		(136)
Debit card and EFT fees	5,144	—		5,144
Other operating income	2,307	2,085		4,392

Total non-interest income	38,193	4,590	—	42,783

Non-interest expense:
Salaries and employee benefits	39,393	11,340		50,733
Occupancy and equipment	8,486	3,260	(36)	11,710	EE
State and local taxes	2,277	—		2,277
Professional fees	4,191	1,017		5,208
Merger related costs	7,109	—		7,109
Advertising	1,859	—		1,859
FDIC insurance	582	579		1,161
Intangible amortization	1,362	185	904	2,451	FF
Core processing charges	3,198	—		3,198
Other operating expenses	10,719	6,215	(405)	16,529	GG

Total non-interest expense	79,176	22,596	436	102,325
Income before income taxes	62,114	12,385	(1,934)	72,565
Provision for income taxes	10,270	2,214	(406)	12,078	HH

Net income	51,844	10,171	(1,528)	60,487
Preferred stock dividends	—	196	(196)	—	II
Net income available to common stockholders	$51,844	$9,975	$(1,332)	$60,487

Basic earnings per common share:
Earnings per share	$1.78	$3.66		$1.82
Weighted average shares outstanding	29,167,357	2,722,133	1,374,677	33,264,167	JJ
Diluted earnings per common share:
Earnings per share	$1.77	$3.63		$1.81
Weighted average shares outstanding	29,279,787	2,748,553	1,388,019	33,416,359	JJ

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Balance Sheet	March 31, 2022
(Dollars in thousands)
A - Adjustments to available for sale securities
To reflect after-tax impact of estimated direct merger-related expenses	$(10,626)
To reflect payoff of Emclaire’s short and long term borrowings	(18,050)
To reflect payoff of Emclaire’s preferred stock	(4,206)
To reflect cash consideration of Emclaire’s outstanding common shares	(32,823)

$(65,705)

B - Adjustments to loans
To reflect the credit mark for Emclaire’s non-purchase credit deteriorated loans	$(8,300)
To reflect portfolio loans at fair value for current interest rates	(10,730)

$(19,030)

C - Adjustments to allowance for credit losses
To eliminate Emclaire’s allowance for loan losses	$10,268
To record the provision for credit losses associated with Emclaire’s non-PCD loans	(8,300)
To record the credit mark for Emclaire’s loans designated as purchase credit deteriorated (PCD loans)	(7,100)

$(5,132)

D - Adjustments to premises and equipment
To reflect estimated fair value of buildings acquired. The adjustment will reduce depreciation expense over 27.5 years on a straight line basis.	$(1,000)

E - Adjustments to goodwill
To eliminate Emclaire’s goodwill	$(19,460)
To reflect goodwill created as a result of the merger	54,227

$34,767

F - Adjustments to other intangibles
To eliminate Emclaire’s core deposit intangible	$(861)
To record estimated fair value of acquired identifiable intangible assets, calculated as 1.25% of Emclaire’s core deposits. Core deposits represent total deposits less time deposits. The acquired core deposit intangible will be amortized over 10 years using straight-line amortization.	9,903

$9,042

G - Adjustments to interest-bearing deposits
To record estimated fair value based on current market rates for similar products.
The adjustment will be accreted into income over three years	$2,628

H - Adjustments to short term borrowings
To record the payoff of Emclaire’s short term borrowings	$(3,050)

I - Adjustments to long term borrowings
To record estimated fair value of Emclaire’s long term borrowings	$(405)
To record write-off of fair value associated with payoff of long term borrowings	405
To record the payoff of Emclaire’s long term borrowings	(15,000)

$(15,000)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Balance Sheet	March 31, 2022
(Dollars in thousands)
J - Adjustments to other liabilities
To reduce the tax liability for the write-off of the fair value for the payoff of Emclaire’s long term borrowings	$(85)
To reflect net deferred tax liability as a result of the merger fair value adjustments	1,931
To reduce the tax liability for the provision for credit losses associated with Emclaire’s non-PCD loans	(1,743)

$103

K - Adjustments to preferred stock
To eliminate Emclaire’s historical preferred stock	$(4,206)

L - Adjustments to common stock
To eliminate Emclaire’s historical common stock	$(3,547)
To reflect issuance of common stock to Emclaire’s shareholders	70,227

$66,680

M - Adjustments to additional paid-in-capital
To eliminate Emclaire’s additional paid-in-capital	$(47,765)

N - Adjustments to retained earnings
To eliminate Emclaire’s retained earnings	$(50,440)
To record the after-tax cost of the provision for credit losses associated with Emclaire’s non-PCD loans	(6,557)
To reflect buyer’s after-tax cost for write-off of fair value on Emclaire’s long term borrowings	(320)
To reflect buyer’s estimated after-tax merger expenses	(8,427)

$(65,744)

O - Adjustments to accumulated other comprehensive income
To eliminate Emclaire’s accumulated other comprehensive income	$17,182

P - Adjustments to treasury stock
To eliminate Emclaire’s treasury stock	$2,114

Income Statement

Q - Adjustments to loan income
To reflect net accretion of loan credit mark and amortization of loan rate mark, both over an estimated 5 year average life	$952

R - Adjustments to taxable securities income
To reflect lost interest income due to sale of securities to provide cash for the transaction	$(328)
To reflect the fair value of securities which will be amortized into income over 5 years	766

$438

S - Adjustment to deposit expense
To reflect accretion of deposit rate mark over an estimated three year average life	$(219)

T - Adjustments to borrowing expense
To reflect the reduced interest expense of the borrowings due to their payoff	$(99)

U - Adjustment to provision for credit losses
To record the provision for credit losses associated with Emclaire’s non-PCD loans	$8,300

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Income Statement	March 31, 2022
(Dollars in thousands)
V - Adjustment to occupancy and equipment expense
To reflect Emclaire’s fair value adjustment on buildings which will reduce depreciation expense over 27.5 years	$(9)

W - Adjustment to intangible amortization expense
To reflect the amortization of the acquired core deposit intangible asset over 10 years by the straight-line method	$248

X - Adjustment to other operating expenses
To reflect the fair value recognized on the payoff of borrowings	$(405)

Y - Adjustment to income tax expense
To reflect the income tax effect of pro forma adjustments at estimated marginal tax rate of 21%	$(1,349)

Z - Adjustments to loan income
To reflect net accretion of loan credit mark and amortization of loan rate mark, both over an estimated 5 year average life	$3,806

AA - Adjustments to taxable securities income
To reflect lost interest income due to sale of securities to provide cash for the transaction	$(1,314)
To reflect the fair value of securities which will be amortized into income over 5 years	3,066

$1,752

BB - Adjustment to deposit expense
To reflect accretion of deposit rate mark over an estimated three year average life	$(876)

CC - Adjustments to borrowing expense
To reflect the reduced interest expense of the borrowings due to their payoff	$(395)

DD - Adjustment to provision for credit losses
To record the provision for credit losses associated with Emclaire’s non-PCD loans	$8,300

EE - Adjustment to occupancy and equipment expense
To reflect Emclaire’s fair value adjustment on buildings which will reduce depreciation expense over 27.5 years	$(36)

FF - Adjustment to intangible amortization expense
To reflect the amortization of the acquired core deposit intangible asset over 10 years by the straight-line method	$992

GG - Adjustment to other operating expenses
To reflect the fair value recognized on the payoff of borrowings	$(405)

HH - Adjustment to income tax expense
To reflect the income tax effect of pro forma adjustments at estimated marginal tax rate of 21%	$(2,022)

II - Adjustment to preferred stock dividends
To reflect the elimination of preferred stock dividends due to preferred stock payoff	$(196)

JJ - Adjustment to average shares outstanding

To arrive at consolidated pro forma average shares outstanding, Emclaire’s respective average outstanding shares were multiplied by the exchange ratio of 2.15 and then added to Farmers respective average outstanding shares

UNAUDITED COMPARATIVE PER SHARE DATA

The following table summarizes selected share and per share information about Farmers and Emclaire giving effect to the Merger (which is referred to as “pro forma” information). The data in the table should be read together with the financial information and the financial statements of Farmers and Emclaire incorporated by reference or included in this proxy statement/prospectus. The pro forma information is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the Merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period.

The information about book value per share and shares outstanding assumes that the Merger took place as of the dates presented and is based on the assumptions set forth in the preceding unaudited pro forma condensed combined consolidated balance sheet. The information about dividends and earnings per share assumes that the Merger took place as of the periods presented and is based on the assumptions set forth in the preceding unaudited pro forma condensed combined consolidated income statement. No pro forma adjustments have been included to reflect potential effects of the Merger related to integration expenses, cost savings or operational synergies which are expected to be obtained by combining the operations of Farmers and Emclaire, or the costs of combining the companies and their operations. It is further assumed that Farmers will pay a cash dividend after the completion of the Merger at the annual rate of $0.16 per common share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that Farmers will pay dividends following the completion of the Merger or that dividends will not be reduced in the future.

	FMNB Historical	EMCF Historical	Pro Forma Combined(1)(2)(3)	Equivalent Pro Forma EMCF(4)
Basic Net Income Per Common Share
Three months ended March 31, 2022	$0.47	$0.89	$0.35	$0.75
Year ended December 31, 2021	$1.78	$3.66	$1.82	$3.91
Diluted Net Income Per Common Share
Three months ended March 31, 2022	$0.47	$0.88	$0.35	$0.75
Year ended December 31, 2021	$1.77	$3.63	$1.81	$3.89
Dividends Declared Per Common Share
Three months ended March 31, 2022	$0.16	$0.31	$0.16	$0.34
Year ended December 31, 2021	$0.47	$1.20	$0.47	$1.01
Book Value Per Common Share
March 31, 2022	$11.58	$33.91	$11.77	$25.31

(1)

The pro forma combined book value per FMNB common share is based on the pro forma combined common stockholders’ equity for the merged entities divided by total pro forma common shares of the combined entities.

(2)	Pro forma dividends per share represent FMNB’s historical dividend per common shares.
(3)

The pro forma combined diluted net income per FMNB’s common share is based on the pro forma combined diluted net income for the merged entities divided by total pro forma diluted common shares of the combined entities.

(4)	Represents the Pro Forma Combined information multiplied by the 2.15 exchange ratio.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “FORWARD-LOOKING STATEMENTS” commencing on page 37, you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. The following is a discussion of the most significant factors that make an investment in Farmers common shares speculative or risky, but does not purport to present an exhaustive description of such risks. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document.

Risks Related to the Merger

The market value of Farmers common shares you receive in the Merger may decrease if there are fluctuations in the market price of Farmers common shares following the Merger.

Under the terms of the Merger Agreement, at the effective time of the Merger, each Emclaire common share will be converted into the right to receive, at the election of the holder of such Emclaire common share, either: (i) 2.15 Farmers common shares, or (ii) $40.00 in cash, subject to allocation and adjustment as set forth in the Merger Agreement.

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each Emclaire common shareholder who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all Emclaire common shares owned by such holder at the effective time of the Merger) will receive cash (rounded to the nearest cent), without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled (rounded to the nearest thousandth when expressed in decimal form) multiplied by the average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by NASDAQ for the five consecutive full trading days ending on the day preceding the closing date of the Merger.

Any change in the market price of Farmers common shares prior to the completion of the Merger will affect the market value of the Merger consideration that Emclaire common shareholders will receive following completion of the Merger. Stock price changes may result from a variety of factors that are beyond the control of Farmers and Emclaire, including, but not limited to, general market and economic conditions, changes in their respective businesses, operations and prospects and regulatory considerations. Emclaire common shareholders should obtain current sale prices for Farmers common shares before voting their common shares at the Emclaire special meeting.

The market price of Farmers shares after the Merger may be affected by factors different from those affecting the shares of Emclaire currently.

Upon completion of the Merger, holders of Emclaire common shares who receive Farmers common shares as the Merger consideration will become holders of Farmers common shares. The businesses of Farmers and Emclaire differ in certain respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s common shares may be affected by factors different from those currently affecting the independent results of operations of each of Farmers and Emclaire. Farmers is, and will continue to be, subject to the risks described in Farmers’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as amended, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 92 of this proxy statement/prospectus.

Farmers could experience difficulties in managing its growth and effectively integrating the operations of Emclaire.

The earnings, financial condition and prospects of Farmers after the Merger will depend in part on Farmers’ ability to integrate successfully the operations of Emclaire and Emlenton Bank, and to continue to implement its own business plan. Farmers may not be able to fully achieve the strategic objectives and projected operating efficiencies anticipated in the Merger. The costs or difficulties relating to the integration of Emclaire and Emlenton Bank with the Farmers organization may be greater than expected or the cost savings from any anticipated economies of scale of the combined organization may be lower or take longer to realize than expected. Inherent uncertainties exist in integrating the operations of any acquired entity, and Farmers may encounter difficulties, including, without limitation, loss of key employees and customers, and the disruption of its ongoing business or possible inconsistencies in standards, controls, procedures and policies. These factors could contribute to Farmers not fully achieving the expected benefits from the Merger.

The Merger Agreement limits Emclaire’s ability to pursue alternatives to the Merger with Farmers, may discourage other acquirers from offering a higher valued transaction to Emclaire and may, therefore, result in less value for the Emclaire shareholders.

The Merger Agreement contains a provision that, subject to certain limited exceptions, prohibits Emclaire from soliciting, negotiating or providing confidential information to any third party relating to any competing proposal to acquire Emclaire or Emlenton Bank. The prohibition limits Emclaire’s ability to seek offers from other potential acquirers that may be superior from a financial point of view to the proposed transaction.

In addition, if the Merger Agreement is terminated due to certain circumstances, Emclaire is required to pay Farmers a termination fee of $3,750,000. The requirement that Emclaire make such a payment could discourage another company from making a competing proposal. For a description of the circumstances in which Emclaire would be required to pay the termination fee to Farmers, see “THE MERGER AGREEMENT – Termination; Termination Fee” on page 82 of this proxy statement/prospectus.

The fairness opinion of Emclaire’s financial advisor does not reflect changes in circumstances subsequent to the date of such opinion.

The Emclaire board of directors received an opinion, dated March 23, 2022, from its financial advisor as to the fairness of the Merger consideration from a financial point of view to the shareholders of Emclaire as of the date of such opinion. Subsequent changes in the operation and prospects of Emclaire or Farmers, general market and economic conditions and other factors that may be beyond the control of Emclaire or Farmers may significantly alter the value of Emclaire or Farmers or the price of the Farmers common shares by the time the Merger is completed. The opinion does not address the fairness of the Merger consideration from a financial point of view at the time the Merger is completed, or as of any other date other than the date of such opinion. The opinion of Emclaire’s financial advisor is attached as Annex B to this proxy statement/prospectus. For a description of the opinion, see “THE MERGER – Opinion of Emclaire’s Financial Advisor” on page 51 of this proxy statement/prospectus.

Emclaire shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management of the combined organization.

The Merger will result in Emclaire’s shareholders having an ownership stake in the combined company that is substantially smaller than their current stake in Emclaire. Upon completion of the Merger, we estimate that continuing Farmers shareholders will own approximately 89.2% of the issued and outstanding common shares of the combined company, and former Emclaire common shareholders will own approximately 10.8% of the issued and outstanding common shares of the combined company. Consequently, Emclaire common shareholders, as a general matter, will have substantially less influence over the management and policies of the combined company after the effective time of the Merger than they currently exercise over the management and policies of Emclaire.

Failure to complete the Merger could negatively impact the value of Emclaire’s shares and future businesses and financial results of Farmers and Emclaire.

If the Merger is not completed, the ongoing businesses of Farmers and Emclaire may be adversely affected, and Farmers and Emclaire will be subject to several risks, including the following:

•	Farmers and Emclaire will be required to pay certain costs relating to the Merger, whether or not the Merger is completed, such as legal, accounting, certain financial advisor and printing fees;

•

under the Merger Agreement, Emclaire is subject to certain restrictions regarding the conduct of its business before completing the Merger, which may adversely affect its ability to execute certain of its business strategies; and

•

matters relating to the Merger may require substantial commitments of time and resources by Farmers and Emclaire management, which could otherwise have been devoted to other opportunities that may have been beneficial to Farmers and Emclaire as independent companies, as the case may be.

In addition, if the Merger is not completed, Farmers and Emclaire may experience negative reactions from their respective customers and employees. Employees could resign and obtain other employment as a result of the potential Merger or a failed completion of the Merger. Farmers or Emclaire also could be subject to litigation related to any failure to complete the Merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Merger.

Before the Merger may be completed, various approvals or waivers of application, consents and non-objections must be obtained from the Board of Governors of the Federal Reserve, the OCC and the Pennsylvania Department. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under “THE MERGER – Regulatory Approvals Required” on page 59 of this proxy statement/prospectus. These approvals could be delayed or not obtained at all, including due to either party’s regulatory standing or any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the Merger Agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions or that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of the Merger, imposing additional material costs on or materially limiting the revenues of the combined company following the Merger or otherwise reducing the anticipated benefits of the Merger if the Merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Merger or termination of the Merger Agreement. Finally, the completion of the Merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would permanently enjoin or otherwise prohibit or make illegal the transactions contemplated by the Merger Agreement. See “THE MERGER AGREEMENT – Termination; Termination Fee” on page 82 of this proxy statement/prospectus.

Emclaire’s directors and executive officers have interests in the Merger that may differ from, or are in addition to, the interests of holders of Emclaire common shares.

Emclaire shareholders should be aware that Emclaire’s directors and executive officers have interests in the Merger and have arrangements that are different from, or in addition to, those of Emclaire shareholders. The Emclaire board of directors was aware of these respective interests and considered these interests, among other matters, when making its decision to approve the Merger Agreement, and in recommending that the holders of Emclaire common stock vote to approve and adopt the Merger Agreement. For a more complete description of these interests, please see “THE MERGER – Interests of Emclaire Directors and Executive Officers in the Merger” on page 59 of this proxy statement/prospectus.

The Farmers common shares to be received by Emclaire shareholders upon completion of the Merger will have different rights than Emclaire common shares.

Upon completion of the Merger, Emclaire common shareholders will no longer be shareholders of Emclaire but will instead become shareholders of Farmers, and their rights as shareholders of Farmers will be governed by the Ohio Revised Code and by Farmers’ Articles of Incorporation, as amended, and Amended Code of Regulations. The terms of Farmers’ Articles of Incorporation, as amended, and Amended Code of Regulations are in some respects materially different than the terms of Emclaire’s Amended and Restated Articles of Incorporation and Bylaws. See “COMPARISON OF CERTAIN RIGHTS OF EMCLAIRE SHAREHOLDERS AND FARMERS SHAREHOLDERS” on page 85 of this proxy statement/prospectus.

Holders of Emclaire common shares will not have dissenters’ rights or appraisal rights in the Merger.

Pursuant to Section 1571(b) of the PAETL, none of the Emclaire shareholders will be entitled to appraisal or dissenters’ rights in connection with the Merger.

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed.

The respective obligations of Farmers and Emclaire to complete the Merger are subject to the fulfillment or written waiver of many conditions, including approval by the requisite vote of Emclaire’s shareholders, receipt of requisite regulatory approvals, absence of orders prohibiting completion of the Merger, effectiveness of the registration statement of which this document is a part, approval of the Farmers common shares to be issued to Emclaire for listing on NASDAQ, the continued accuracy of the representations and warranties by both parties, and the performance by both parties of their covenants and agreements. See “THE MERGER AGREEMENT – Conditions to the Merger” on page 81 of this proxy statement/prospectus. These conditions to the consummation of the Merger may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not completed by January 31, 2023, either Farmers or Emclaire may have the opportunity to choose not to proceed with the Merger, and the parties can mutually decide to terminate the Merger Agreement at any time, before or after approval by the requisite vote of the Emclaire shareholders. In addition, Farmers or Emclaire may elect to terminate the Merger Agreement in certain other circumstances. See “THE MERGER AGREEMENT – Termination; Termination Fee” on page 82 of this proxy statement/prospectus for a fuller description of these circumstances.

The unaudited pro forma combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations of Farmers after the Merger may differ materially.

The pro forma financial information in this document is presented for illustrative purposes only and is not necessarily indicative of what Farmers’ actual financial condition or results of operations would have been had the Merger been completed on the dates presented. The unaudited financial information reflects estimated adjustments, which are based upon preliminary estimates and the purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Emclaire as of the date of the completion of the Merger. For more information, please see “SUMMARY SELECTED PRO FORMA CONDENSED COMBINED DATA” and “UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION RELATING TO THE MERGER” on pages 22 and 23, respectively, of this proxy statement/prospectus.

Risks Related to Farmers’ Business

You should read and consider risk factors specific to Farmers’ business that will also affect the combined company after the Merger, described in Farmers’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 9, 2022, as amended by Amendment No. 1 on Form 10-K/A thereto filed with the SEC on May 6, 2022, and as updated by subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed by Farmers with the SEC and incorporated by reference into this document. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 92 of this proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated herein by reference contain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), notwithstanding that such statements are not specifically identified. These forward-looking statements include statements about Farmers’, Emclaire’s and the combined entity’s financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express Farmers’ and Emclaire’s management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Certain statements contained in this proxy statement/prospectus and the documents incorporated herein by reference that are not statements of historical fact constitute forward-looking statements.

In addition, certain statements may be contained in the future filings of Farmers and Emclaire with the SEC, in press releases and in oral and written statements made by or with the approval of Farmers or Emclaire that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of forward-looking statements include, but are not limited to:

•

statements about the benefits of the Merger between Farmers and Emclaire, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the Merger;

•	statements regarding plans, objectives and expectations of Farmers or Emclaire or their respective management or boards of directors;

•	statements regarding future economic performance; and

•	statements regarding assumptions underlying any such statements.

Forward-looking statements are preceded by terms such as “will,” “would,” “should,” “could,” “may,” “expect,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “project,” or variations of these words, or similar expressions.

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Farmers’ control. Numerous uncertainties, risks, and changes could cause or contribute to Farmers’ actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation:

•

the possibility that the closing of the proposed transaction is delayed or does not occur at all because required regulatory approvals, approval by Emclaire’s shareholders or other conditions to the transaction are not obtained or satisfied on a timely basis or at all;

•	the possibility that the anticipated benefits of the transaction are not realized when expected or at all;

•	the risk that the businesses of Farmers and Emclaire will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame;

•	revenues or earnings following the Merger may be lower than expected;

•

deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	local, regional, national and international economic conditions and the impact they may have on Farmers and its customers and Farmers’ assessment of that impact;

•

effects of the COVID-19 pandemic on the local, national, and international economy, Farmers’ or Emclaire’s organization and employees, and Farmers’ or Emclaire’s customers and suppliers and their business operations and financial condition, including Farmers’ or Emclaire’s customers’ ability to repay loans;

•	disruptions in the mortgage and lending markets and significant or unexpected fluctuations in interest rates related to COVID-19 and governmental responses, including financial stimulus packages;

•	changes in the level of non-performing assets, delinquent loans and charge-offs;

•	material changes in the value of Farmers common shares;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	inflation, interest rate, securities market and monetary fluctuations;

•	general fluctuations in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	competitive factors, including increased competition with regional and national financial institutions;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve System;

•	legislation affecting the financial services industry as a whole, and/or Farmers and Emclaire and their respective subsidiaries, individually or collectively;

•	governmental and public policy changes;

•	rapidly changing technology and evolving banking industry standards;

•	competitive factors, including increased competition with regional and national financial institutions; and

•	the impact on Farmers’ businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Additional factors that could cause Farmers’ and Emclaire’s results to differ materially from those described in the forward-looking statements can be found in Farmers’ and Emclaire’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Farmers or Emclaire or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. In addition, these statements speak only as of the date made. Farmers and Emclaire do not undertake, and expressly disclaim, any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

THE SPECIAL MEETING OF SHAREHOLDERS OF EMCLAIRE

Time, Date and Place

This proxy statement/prospectus is being provided to Emclaire common shareholders in connection with the solicitation of proxies by the Emclaire board of directors for use at the special meeting of shareholders to be held virtually at 9:00 a.m., local time, on July 20, 2022, including any adjournments of the special meeting.

Shareholders of record at the close of business on May 23, 2022 may attend the virtual special meeting, vote and submit questions during the meeting. You may use your computer or mobile device to access the virtual special meeting on the Internet at https://web.lumiagm.com/294482803. The passcode for the special meeting, which is case sensitive is: emclaire2022. We encourage you to access the meeting prior to the start time to allow for ample time for the check-in process.

If you hold your shares in “street name” through an intermediary, such as a bank or broker, you must register in advance to attend and vote at the special meeting. To register in advance of the special meeting, you must first obtain a valid legal proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the special meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to American Stock Transfer & Trust Company, LLC. Requests for registration should be directed to proxy@astfinancial.com or to facsimile number 718-765-8730. Written requests can be mailed to:

American Stock Transfer & Trust Company LLC

Attn: Proxy Tabulation Department

6201 15th Avenue

Brooklyn, NY 11219

This proxy statement/prospectus is also being furnished by Farmers to Emclaire common shareholders as a prospectus in connection with the issuance of Farmers common shares upon completion of the Merger.

Matters to be Considered

At the special meeting, the shareholders of Emclaire will be asked to consider and vote upon the following matters:

•	a proposal to adopt and approve the Merger Agreement;

•

a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Emclaire’s named executive officers that is based on or otherwise relates to the Merger (the “Emclaire compensation proposal”); and

•

a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement.

The board of directors of Emclaire believes that the Merger with Farmers is in the best interests of Emclaire shareholders and recommends that you vote (1) ”FOR” the adoption and approval of the Merger Agreement, (2) “FOR” the Emclaire compensation proposal, and (3) “FOR” the proposal to adjourn the special meeting of Emclaire shareholders, if necessary, to solicit additional proxies.

Record Date; Shares Outstanding and Entitled to Vote

The board of directors of Emclaire has fixed the close of business on May 23, 2022, as the record date for determining the Emclaire common shareholders who are entitled to notice of and to vote at the Emclaire special meeting of shareholders. Only Emclaire shareholders at the close of business on the record date will be entitled to notice of the Emclaire special meeting, and only holders of shares of Emclaire common stock at the close of business on the record date will be entitled to vote at the Emclaire special meeting.

As of the close of business on May 23, 2022 there were 2,735,212 shares of Emclaire common stock outstanding and entitled to vote at the special meeting. Each share of Emclaire common stock entitles the holder to one vote on all matters properly presented at the special meeting. Shares of Emclaire common stock were held by approximately 700 shareholders of record.

Votes Required; Quorum

The adoption and approval of the Merger Agreement by Emclaire, pursuant to Emclaire’s Amended and Restated Articles of Incorporation, the PAETL and as a condition precedent to the obligations of the parties to effect the Merger, requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the proposal at the special meeting. A quorum, consisting of the holders of a majority of the votes which Emclaire shareholders are entitled to cast, must be present in person or by proxy at the special meeting before any action, other than the adjournment of the special meeting, can be taken. The affirmative vote of a majority of the total votes present, in person or by proxy, at the special meeting is required to approve the Emclaire compensation proposal. The special meeting may be adjourned, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement. The affirmative vote of the holders of a majority of the total votes present, in person or by proxy, at the special meeting is required to adjourn the special meeting.

As of May 23, 2022, directors and executive officers of Emclaire beneficially owned an aggregate of 471,199 shares of Emclaire common stock, an amount equal to approximately 17.2% of the outstanding shares of Emclaire common stock. As of the date of this proxy statement/prospectus, each of the directors of Emclaire, who, collectively, beneficially own shares of Emclaire common stock entitling them to cast 452,872 votes with respect to each proposal to be presented at the special meeting, entered into voting agreements with Farmers on March 23, 2022, pursuant to which they are required, subject to certain terms and conditions, to vote their shares of Emclaire common stock in favor of the adoption and approval of the Merger Agreement.

Your vote is important. The adoption and approval of the Merger Agreement by Emclaire requires the affirmative vote of a majority of the votes cast by all Emclaire shareholders entitled to vote on the proposal at the special meeting. The affirmative vote of a majority of the total votes present, in person or by proxy, at the special meeting is required to approve the Emclaire compensation proposal and the proposal to adjourn the special meeting. If you mark “ABSTAIN” on your proxy card or ballot at the special meeting with respect to the proposal to adopt and approve the Merger Agreement, it will have no effect on the voting on the proposal. If you mark “ABSTAIN” on your proxy card or ballot at the special meeting with respect to the Emclaire compensation proposal or the proposal to adjourn the special meeting, it will have the same effect as a vote “AGAINST” the proposal.

The failure to return your proxy card or virtually attend and vote during the special meeting will have no effect on the proposal to adopt and approve the Merger Agreement, the Emclaire compensation proposal in connection with the merger or the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

You may virtually attend and vote during the special meeting or by proxy. To ensure your representation at the special meeting, Emclaire recommends that you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting. Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed.

To assure that your shares of Emclaire common stock will be voted at the meeting, please indicate your voting instructions: (i) over the Internet at www.voteproxy.com, (ii) by telephone at 1-800-776-9437, or (iii) by completing and signing the enclosed proxy card and returning it promptly in the enclosed, postage prepaid, addressed envelope. No additional postage is required if mailed in the United States. The giving of a proxy will not affect your right to vote during the special meeting if you virtually attend the special meeting.

If your shares are registered directly in your name with Emclaire’s transfer agent, you are a “shareholder of record” or registered holder. If your shares are held through a bank, broker, nominee or other shareholder of record, you are considered the “beneficial owner” of those shares. If your shares are held by a bank, broker, depositary, trustee or some other nominee, that entity will provide separate voting instructions. If a beneficial owner provides specific voting instructions by mail, telephone, or internet, your nominee will vote your shares as you have directed.

A quorum, consisting of the holders of a majority of the votes which Emclaire shareholders are entitled to cast, must be present, in person or by proxy, at the Emclaire special meeting before any action, other than the adjournment of the special meeting, can be taken. A properly executed proxy card marked “ABSTAIN” will be counted for purposes of determining whether a quorum is present.

The Emclaire board of directors does not expect any matter other than the adoption and approval of the Merger Agreement, approval of the Emclaire compensation proposal, and, if necessary, the approval of the adjournment of the special meeting to solicit additional proxies. If any other matters are properly brought before the special meeting for consideration, the shares of Emclaire common stock represented by properly executed proxy cards will be voted, to the extent permitted by applicable law, in the discretion of the persons named in the proxy card in accordance with their best judgment.

Solicitation and Revocation of Proxies

A proxy card accompanies each copy of this proxy statement/prospectus mailed to Emclaire shareholders. Your proxy is being solicited by the board of directors of Emclaire. Whether or not you attend the special meeting, the Emclaire board of directors urges you to return your properly executed proxy card as soon as possible. If you return your properly executed proxy card prior to the special meeting and do not revoke it prior to its use, the shares of Emclaire common stock represented by that proxy card will be voted at the special meeting or, if appropriate, at any adjournment of the special meeting. Shares of Emclaire common stock will be voted as specified on the proxy card or, in the absence of specific instructions to the contrary, will be voted “FOR” the adoption and approval of the Merger Agreement, “FOR” the approval of the Emclaire compensation proposal, and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies.

An Emclaire shareholder who votes via the Internet or telephone or returns a proxy via mail may revoke it at any time before it is voted at the special meeting by: (i) delivering written notice of revocation to Jennifer A. Poulsen, Secretary, Emclaire Financial Corp., 612 Main Street, Post Office Box D, Emlenton, Pennsylvania 16373, telephone: (844) 767-2311; (ii) executing and returning a later-dated proxy; (iii) voting again via the Internet or telephone, or (iv) attending the virtual special meeting and voting during the meeting after giving written notice to the Secretary of Emclaire. Only the latest dated written proxy, or Internet or telephone proxy submitted by a shareholder prior to the special meeting will be counted.

Your attendance at the special meeting will not, by itself, revoke your proxy.

Emclaire has engaged Alliance Advisors to act as its proxy solicitor and to assist in the solicitation of proxies for the special meeting. Emclaire has agreed to pay approximately $6,000 plus reimbursement for certain expenses for such services and also will indemnify Alliance Advisors against certain claims, costs, damages, liabilities, judgments and expenses. Emclaire may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Emclaire common stock.

Emclaire’s directors, officers and employees also may solicit proxies by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies. Emclaire will also request that brokerage houses and other custodians, nominees and fiduciaries send these proxy materials to beneficial owners of Emclaire common stock. Emclaire will upon request, reimburse such brokerage houses and custodians for their reasonable expenses in assisting with the solicitation of proxies.

If you have any additional questions about the Merger, need assistance in submitting your proxy or voting your shares of Emclaire common stock or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Alliance Advisors, Emclaire’s proxy solicitor, by calling 833-757-0767, or by email to emcf@allianceadvisors.com.

PROPOSALS SUBMITTED TO EMCLAIRE SHAREHOLDERS

Merger Proposal

As discussed throughout this proxy statement/prospectus, Emclaire is asking its common shareholders to adopt and approve the Merger Agreement. The adoption and approval of the Merger Agreement by Emclaire, pursuant to the PAETL and as a condition precedent to the obligations of the parties to effect the Merger, requires the affirmative vote of a majority of the votes cast by all Emclaire shareholders entitled to vote on the proposal at the special meeting. Each share of Emclaire common stock entitles the holder to one vote on the proposal to adopt and approve the Merger Agreement.

Emclaire common shareholders should carefully read this document in its entirety for more detailed information regarding the Merger Agreement and the Merger. In particular, shareholders are directed to the copy of the Merger Agreement attached as Annex A to this proxy statement/prospectus.

The board of directors of Emclaire recommends a vote “FOR” the proposal to adopt and approve the Merger Agreement.

Advisory Approval of Executive Compensation to be Paid in the Merger

In accordance with Section 14A of the Exchange Act, Emclaire is providing its shareholders with the opportunity to cast an advisory vote on the compensation that may be payable to its named executive officers in connection with the Merger, as disclosed in the section of this proxy statement/prospectus captioned “THE MERGER — Golden Parachute Compensation,” beginning on page 63 of this proxy statement/prospectus, and the related tables and narratives. Emclaire is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the shareholders of Emclaire Financial Corp. approve, on an advisory (nonbinding) basis, the agreements for and compensation to be paid by Emclaire Financial Corp. to Emclaire’s named executive officers in connection with the Merger with Farmers National Banc Corp., as disclosed in the section of the proxy statement/prospectus for the Merger captioned “The Merger—Golden Parachute Compensation.””

The approval of the executive compensation to be paid by Emclaire in the Merger is not a condition to the Merger and is a vote separate and apart from the vote to approve the Merger Agreement proposal. In addition, because the vote on executive compensation to be paid in the Merger is advisory in nature only, it will not be binding on Emclaire. Because Emclaire is contractually obligated to pay the compensation, such compensation will be payable, subject only to the conditions applicable thereto, if the Merger is completed and regardless of the outcome of the advisory vote.

The affirmative vote of the holders of a majority of the total votes present, in person or by proxy, will be required to approve the advisory resolution on executive compensation to be paid in the Merger. Abstentions will be counted towards a quorum but will have the same effect as a vote “AGAINST” this proposal.

The board of directors of Emclaire recommends a vote “FOR” the proposal to approve on an advisory basis the compensation that may be paid or become payable to Emclaire’s named executive officers in connection with the Merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable.

Adjournment Proposal

The special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the special meeting to approve and adopt the Merger Agreement. If, at the time of the special meeting, the number of shares of Emclaire common stock present or represented and voting in favor of the Merger Agreement proposal is insufficient to approve and adopt the Merger Agreement, Emclaire intends to move to adjourn the special meeting in order to enable the Emclaire board of directors to solicit additional proxies for approval of the proposal. In that event, Emclaire will ask the Emclaire common shareholders to vote only upon the adjournment proposal and not the Merger proposal.

In the adjournment proposal, Emclaire is asking its common shareholders to authorize the holder of any proxy solicited by the Emclaire board of directors to vote in favor of granting discretionary authority to the proxy holders to adjourn the special meeting to another time and place for the purpose of soliciting additional proxies. If the Emclaire common shareholders approve the adjournment proposal, Emclaire could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Emclaire common shareholders who have previously voted.

The affirmative vote of the holders of a majority of the total votes present, in person or by proxy, at the special meeting is required to adjourn the special meeting.

The Emclaire board of directors recommends a vote “FOR” the Emclaire adjournment proposal.

Other Matters to Come Before the Special Meeting

No other matters are intended to be brought before the special meeting by Emclaire and Emclaire does not know of any matters to be brought before the special meeting by others. If, however, any other matters properly come before the special meeting, the persons named in the proxy will vote the shares of common stock represented thereby in accordance with their best judgment on any such matter.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the Merger Agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire proxy statement/prospectus, including the Merger Agreement attached as Annex A, for a more complete understanding of the Merger.

The Proposed Merger and Subsidiary Bank Merger

The Merger Agreement provides for the merger of Emclaire with and into Merger Sub, a newly-formed, wholly-owned subsidiary of Farmers (the “Merger”), with Merger Sub as the surviving entity. Thereafter, Merger Sub promptly will be dissolved and liquidated and, at a later time as soon as practicable as specified by Farmers Bank and certified by the OCC, Emlenton Bank will be merged with and into Farmers Bank, with Farmers Bank surviving the subsidiary bank merger.

The Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated in this proxy statement/prospectus by reference. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

Background of the Merger

From time to time over the past several years, Emclaire’s board of directors has periodically discussed and reviewed Emclaire’s business, performance and prospects and has considered various strategic alternatives. In the context of such reviews, the strategic alternatives considered by Emclaire’s board of directors have included continuing its on-going operations as an independent institution, acquiring other depository institutions, branch offices or other financial services firms engaged in complementary lines of business and entering into a strategic merger with a similarly sized or larger institution. The Emclaire board of directors also periodically reviewed, often with input from an investment banking firm, the competitive environment in Emclaire’s market area and merger and acquisition activity in the financial services industry in general and in the western Pennsylvania market area in particular.

In addition, William C. Marsh, Chairman, President and Chief Executive Officer of Emclaire, has for the past several years periodically met informally with members of senior management, generally the chief executive officer, of other financial institutions to discuss the state of the industry and related matters as well as the strategic direction of Emclaire, including the possible interest in discussing a business combination. Mr. Marsh met informally with Kevin J. Helmick, President and Chief Executive Officer of Farmers, on various occasions beginning in June 2021. No specifics regarding any potential transaction were discussed at those informal meetings.

On October 25 and 26, 2021, the Emclaire board of directors held a strategic retreat at an offsite location to undertake a review of Emclaire’s results of operations, business, performance and prospects. Among other things, the Emclaire board of directors considered the current and prospective environment in which Emclaire operates, the current competitive environment for financial institutions, increased regulatory burdens and the uncertain operating climate going forward. At the retreat, a consulting firm made a presentation to the board concerning Emclaire’s operating model and future prospects as an independent company. A representative of Raymond James, an investment banking firm, also made a presentation at the meeting to assist the board of directors in analyzing the various potential strategic alternatives available to Emclaire. Raymond James provided the board with an overview of the financial institution industry in Emclaire’s market area, its assessment of merger and acquisition activity in the region and on a nationwide basis, and its assessment of potential business combination transactions that might be available to Emclaire.

After considering the presentations made at its strategic retreat by Mr. Marsh, the Chairman of the Board, Raymond James and others, Emclaire’s board of directors determined that it would be in Emclaire’s best interest to negotiate a potential transaction with one of four potential partners selected by the board of directors following the meeting. The four institutions were selected based upon, among other factors, their financial strength and the anticipated ability of such potential acquirer to pay more fulsome merger consideration compared to other potential acquirors, their acquisition track record, the products and services offered to their customers and their revenue sources, the potential for future appreciation in the stock of such potential acquirors, the greater liquidity of their stock and the opportunities for Emlenton Bank’s employees and the communities served by Emclaire. On October 26, 2021, Emclaire retained Raymond James as its exclusive financial advisor and investment banker in connection with any business combination transaction that Emclaire might determine to pursue and directed Raymond James to approach those parties to evaluate their interest in engaging in a business combination transaction with Emclaire and, if interested, to negotiate a potential business combination.

In late-October through early-November, Raymond James worked with senior management of Emclaire to prepare confidential marketing materials and to establish an electronic data room that could be accessed by interested parties who executed non-disclosure agreements.

In early-November, Raymond James contacted the four potential business combination partners that had been identified in order to assess their level of interest in discussing a possible transaction with Emclaire. As a result of Raymond James’ inquiries, all of the four institutions contacted, including Farmers, executed a non-disclosure agreement (“NDA”) and, on November 12, 2021, received information relating to Emclaire’s operations and financial performance. Following a review of the materials provided, two of the four institutions that executed a NDA indicated that they were not interested in pursuing a business combination transaction for various reasons.

On November 19, 2021, Mr. Helmick and other members of Farmers’ senior management team engaged investment banking firm Janney Montgomery Scott LLC (“Janney”) to advise Farmers in connection with a potential transaction with Emclaire. On November 23, 2021, a representative of Janney made a presentation at a meeting of the Farmers board of directors of Janney’s assessment of a potential business combination transaction with Emclaire. On December 8, 2021, the Executive Committee of Farmers’ board of directors met with representatives of Janney and Farmers’ legal counsel, Vorys, Sater, Seymour and Pease LLP (“Vorys”), to discuss a draft indication of interest, its key proposed financial terms and the impact of such a transaction on the shareholders and employees of Farmers and the community in which it conducts business. The Executive Committee unanimously authorized Farmers’ management to enter into the non-binding indication of interest and proceed with discussions with Emclaire about a potential acquisition.

On December 10, 2021, the two remaining parties that had signed NDAs, including Farmers, submitted non-binding indications of interest to acquire Emclaire. Farmers’ indication of interest proposed a transaction with a purchase price of $40 per share consisting of 70% in Farmers common shares and 30% in cash, at the election of the holder, or approximately $111.6 million consideration in the aggregate. The other institution submitted an initial indication of interest for a proposed transaction with a proposed purchase price of $33.16 per share, consisting of 50% in stock and 50% in cash, with an aggregate value of $93.1 million.

The Emclaire board of directors met on December 15, 2021 to consider the two non-binding indications of interest that had been received. Representatives of Raymond James and Emclaire’s outside legal counsel, Silver, Freedman, Taff & Tiernan LLP (“Silver Freedman”), participated in the board meeting. Raymond James reviewed with Emclaire’s board of directors the process that had been undertaken to date and then reviewed in detail the two indications of interest that had been received from Farmers and the other company. Raymond James reviewed with the board an overview of each of the parties that submitted indications of interest on a stand-alone as well as a pro-forma basis when combined with Emclaire. Silver Freedman advised the board as to its fiduciary duties and responsibilities in considering a change in control under Pennsylvania law. Members of the Emclaire board of directors asked various questions of Raymond James and Silver Freedman. Based on its review of the two indications of interest, the results of the process conducted by Raymond James on Emclaire’s behalf, and the potential benefits and risks of a merger of Emclaire with and into Farmers, the Emclaire board of directors determined to continue its discussions solely with Farmers and to permit it to conduct additional due diligence. The other institution was advised that, based on its initial indication of interest, Emclaire was not interested in continuing discussions on a business combination.

On December 16, 2021, the Executive Committee of Farmers’ board of directors met again with representatives of Janney and Vorys to discuss a revised indication of interest and unanimously authorized management to enter into the revised non-binding indication of interest and proceed with discussions with Emclaire about a potential acquisition.

Following the Emclaire board’s determination to continue pursuing a business combination with Farmers, Raymond James continued discussions with Farmers’ financial advisor, Janney, regarding, among other factors, Farmers’ proposed pricing included in its bid. On December 21, 2021, Farmers provided an updated indication of interest letter whereby it proposed a purchase price within a range of $40 to $41 per share of Emclaire common stock, with consideration to consist of 70% of Farmers common shares and 30% in cash, at the election of the Emclaire shareholder, providing for an aggregate consideration of $111.6 million to $114.3 million. Farmers and Emclaire signed the revised indication of interest on December 21, 2021.

In January 2022, Farmers’ credit due diligence team engaged Strategic Risk Associates (“SRA”) to conduct credit due diligence on Emclaire’s loan portfolio. SRA’s primary objective was to provide an estimate of legacy loan losses for Most Likely (Base) and Downside Case scenarios. The week of January 17, 2022, the Farmers credit due diligence team, with SRA’s assistance, also conducted on-site due diligence. During January and February 2022, Emclaire provided extensive due diligence information through its virtual data room to Farmers.

On February 8, 2022, senior management of Emclaire and Farmers met at Farmers’ executive offices, along with their respective financial advisors, to conduct in person due diligence interviews of both parties. In addition, senior management of Emclaire as well as Raymond James and Silver Freedman conducted a due diligence review of various documents Farmers had provided through an electronic data room. Emclaire determined to continue its discussions with Farmers and requested that Farmers have its counsel prepare and deliver a draft definitive merger agreement to Emclaire and its legal counsel.

Farmers’ legal counsel, Vorys, provided an initial draft of the Merger Agreement to Farmers financial advisor, Janney, who, on February 24, 2022, forwarded the draft to Raymond James. Silver Freedman reviewed the draft merger agreement with both Emclaire and representatives of Raymond James and provided comments on the draft merger agreement to Vorys. The draft merger agreement provided consideration for each Emclaire common share of either $40 in cash or 2.15 shares of Farmers common stock, at the election of the holder, subject to total consideration consisting of 70% in Farmers common shares and 30% in cash. Due to changes in overall market conditions and the decrease in the price of Farmers common shares since its indication of interest in December 2021, this fixed exchange ratio represented a lower implied value then the stock consideration that was offered in December 2021. From receipt of the initial draft agreement through March 21, 2022, Farmers and Emclaire, with the assistance of their respective legal counsels and financial advisors, continued to negotiate the terms of the definitive merger agreement and related documents. In addition, Farmers and Emclaire, with the assistance of their respective legal counsel and financial advisors, continued to discuss various matters related to the proposed combination of Farmers and Emclaire, including the proposed fixed exchange ratio.

Farmers’ board of directors met on March 22, 2022, for its regular monthly meeting. During the meeting the directors reviewed the terms of the Merger Agreement and the various related agreements contemplated by the Merger Agreement. The Farmers board of directors received presentations regarding the Merger Agreement from Farmers’ financial advisor, Janney, and from its legal counsel, Vorys. Legal counsel, Janney and senior management of Farmers also briefed the board of directors on the results of the due diligence review conducted on Emclaire. Legal counsel advised the board of directors on the terms of the Merger Agreement and fiduciary duties relating thereto. Representatives of Janney and Vorys responded to questions from, and participated in discussions with, the directors. At the meeting, Janney presented its opinion that the Merger consideration to be received by shareholders of Farmers was fair. After careful and deliberate consideration of the presentations by Farmers’ financial advisor and legal counsel as well as the interests of Farmers’ shareholders, customers, employees and the communities served by Farmers, the board of directors of Farmers unanimously approved the Merger Agreement and the related documents.

During the afternoon of March 23, 2022, the boards of directors of Emclaire and Emlenton Bank met in a special meeting in order to review the terms of the Merger Agreement, including the Merger consideration of either 2.15 shares of Farmers common stock or $40 in cash to be received for each share of Emclaire common stock upon consummation of the Merger, subject to certain allocation procedures in the Merger Agreement intended to ensure that 70% of the Merger consideration would consist of Farmers common shares and 30% in cash, and the various related agreements contemplated by the Merger Agreement. The Emclaire and the Emlenton Bank boards received presentations regarding the proposed Merger Agreement from Emclaire’s financial advisor, Raymond James, and from its legal counsel, Silver Freedman. Legal counsel, Raymond James and senior management of Emclaire also briefed the boards on the results of the due diligence review conducted on Farmers. Representatives of Raymond James and Silver Freedman responded to questions from, and participated in discussions with, the directors. At the meeting, Raymond James presented its opinion that the Merger consideration to be received by shareholders of Emclaire was fair to Emclaire’s shareholders from a financial point of view. After careful and deliberate consideration of the presentations by Emclaire’s financial advisor and legal counsel as well as the interests of Emclaire’s shareholders, customers, employees and the communities served by Emclaire, the board of directors of Emclaire unanimously approved the Merger Agreement and the related documents. The board of directors of Emlenton Bank also unanimously approved the bank merger agreement and the related documents.

Following the meeting of Emclaire’s board of directors on March 23, 2022, the Merger Agreement and related documents were executed and on March  24, 2022 prior to the opening of market trading, the parties issued a joint press release announcing the Merger.

Emclaire’s Reasons for the Merger

The board of directors of Emclaire has considered the terms and provisions of the Merger Agreement and concluded that they are fair to the shareholders of Emclaire and that the Merger is in the best interests of Emclaire and its shareholders.

In reaching its decision to approve the Merger Agreement, the Emclaire board of directors consulted with Emclaire’s management, as well as with Emclaire’s financial and legal advisors, and considered a variety of factors, including the following:

•	The review undertaken by the Emclaire board of directors, with the assistance of Emclaire’s financial and legal advisors, with respect to the strategic alternatives available to Emclaire;

•

The challenges facing Emclaire as an independent institution and the Emclaire board of directors’ belief that combining with a larger financial institution will benefit Emclaire’s shareholders and the customers and communities served by Emlenton Bank;

•

The challenges to Emclaire in continuing to increase its net income levels each quarter at or above its current trend and the substantial management, financial and employee resources that would be required to execute Emclaire’s strategic plan, the length of time it would take to achieve the objectives of its strategic plan and the risks and challenges inherent in the successful execution of its strategic plan;

•	The consideration being offered to Emclaire’s shareholders in relation to the market price, tangible book value per share and earnings per share of Emclaire;

•

The fact that the implied value of the Merger consideration offered by Farmers as of March 22, 2022 (the closing price on the day before the Emclaire board of directors meeting) of $38.23 for each share of Emclaire common stock represented a premium of 36.3% over the closing price of Emclaire common stock on March 22, 2022 and the uncertainty whether or when the Emclaire common stock would trade at a level equal to the implied value of the Merger consideration;

•

The results that could be expected to be obtained by Emclaire if it continued to operate independently and the potential future trading value of Emclaire common stock compared to the value of the Merger consideration offered by Farmers and the potential future trading value of the Farmers common shares;

•

The fact that 70% of the aggregate Merger consideration would be in stock based upon a fixed exchange ratio, which would allow Emclaire shareholders who receive Farmers common shares in the Merger to participate in the future performance of the combined company;

•

The cash/stock election provisions in the Merger Agreement providing Emclaire shareholders with an ability to choose the form of consideration that they wish to receive, subject to the overall 70%/30% stock/cash allotment;

•

The limited prospects for Emclaire to grow its franchise through additional acquisitions given the relatively limited number of acquisition prospects available to Emclaire in western Pennsylvania as well as the prospective level of book value dilution likely to be incurred by Emclaire in any acquisition of another depository institution;

•	The results of discussions with potential merger partners contacted by Raymond James, Emclaire’s financial advisor;

•

The current and prospective environment in which Emclaire operates, including national, regional and local economic conditions, the competitive environment for financial institutions, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

•	The scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining Emclaire with Farmers;

•	The complementary geographic locations of the Emclaire and Farmers branch networks;

•	Farmers’ asset size and capital position, which would give the resulting institution over $5 billion in assets;

•	The earnings prospects of the combined companies and the accretion to Emclaire’s earnings per share and dividend on an exchange ratio adjusted basis;

•	The additional products offered by Farmers to its customers and the ability of the resulting institution to provide comprehensive financial services to its customers;

•	Emclaire’s and Farmers’ shared community banking philosophies; and

•

Raymond James’ opinion dated March 23, 2022 that, as of such date, the Merger consideration was fair to Emclaire’s shareholders from a financial point of view. The opinion is attached as Annex B to this document. For a summary of the presentation of Raymond James, see “Opinion of Emclaire’s Financial Advisor” below.

Other factors considered by Emclaire’s board of directors included:

•

The reports of Emclaire’s management and the financial presentation by Raymond James to Emclaire’s board of directors concerning the operations, financial condition and prospects of Farmers and the expected financial impact of the Merger on the combined company, including pro forma assets, earnings, deposits and capital ratios;

•	The proposed board arrangements of the combined company, including the proposed inclusion of a current director of Emclaire on Farmers’ board;

•	The likelihood of successful integration and the successful operation of the combined company;

•	The likelihood that the regulatory approvals needed to complete the transaction will be obtained;

•	The potential cost-saving opportunities;

•

The ability of Emclaire to terminate the Merger Agreement if the trading price of Farmer’s common stock declines under certain circumstances, as more fully described under the section “THE MERGER AGREEMENT –Termination; Termination Fee” beginning on page 82;

•	The effects of the Merger on Emclaire’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided to Emclaire employees; and

•

The review by the Emclaire board of directors with its legal and financial advisors of the structure of the Merger and the financial and other terms of the Merger, including the Merger consideration and the condition that the Merger must qualify as a reorganization under section 368(a) of the Internal Revenue Code, which will permit Emclaire’s shareholders who receive Farmers shares, which constitutes the primary portion of the Merger consideration, to do so on a tax-free basis for federal income tax purposes.

The Emclaire board of directors also considered the potential risks associated with the Merger in connection with its deliberation of the proposed transaction, including the challenges of integrating Emclaire’s business, operations and employees with those of Farmers, the need to obtain approval by the shareholders of Emclaire as well as regulatory approvals in order to complete the transaction, and the risks associated with the operations of the combined company including the ability to achieve the anticipated cost savings. Emclaire’s board also considered that the stock portion of the Merger consideration was fixed at 2.15 shares of Farmers common stock and, by its nature, would not adjust upwards to compensate for declines, or downwards to compensate for increases, in Farmers stock price prior to completion of the Merger. Emclaire’s board of directors also believed the terms and conditions of the Merger Agreement, including the parties’ respective representations and warranties, the conditions to closing and termination provisions, provided adequate assurances as to Farmers’ obligation and ability to consummate the Merger in a timely manner, without any extraordinary conditions.

The foregoing discussion of the information and factors considered by Emclaire’s board of directors is not exhaustive, but includes all material factors considered by Emclaire’s board. In view of the wide variety of factors considered by the Emclaire board of directors in connection with its evaluation of the Merger and the complexity of these matters, the Emclaire board of directors did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Emclaire’s board of directors evaluated the factors described above, including asking questions of Emclaire’s management and Emclaire’s legal and financial advisors. In considering the factors described above, individual members of Emclaire’s board of directors may have given different weights to different factors. The Emclaire board of directors relied on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the Merger. See “Opinion of Emclaire’s Financial Advisor” below. It should also be noted that this explanation of the reasoning of Emclaire’s board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section “FORWARD-LOOKING STATEMENTS” beginning on page 37.

Recommendation of the Emclaire Board of Directors

After careful consideration, Emclaire’s board of directors has determined that the Merger Agreement and the transactions contemplated thereby, including without limitation the Merger, are fair to and in the best interests of Emclaire and Emclaire’s shareholders. Emclaire’s board of directors unanimously recommends that Emclaire common shareholders vote “FOR” approval and adoption of the Merger Agreement and the Merger.

Opinion of Emclaire’s Financial Advisor

Emclaire retained Raymond James as financial advisor on October 26, 2021. Pursuant to that engagement, the Emclaire board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of Emclaire’s outstanding common stock of the Merger consideration, which consists of (i) $40.00 in cash or (ii) 2.15 shares of Farmers common stock for each share of Emclaire common stock at the election of the holder, subject to total consideration consisting of 70% in Farmers common shares and 30% in cash, to be received by such holders in the Merger pursuant to the Merger Agreement. At the March 23, 2022 meeting of the Emclaire board of directors, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Emclaire board, dated March 23, 2022, that the Merger consideration to be received by the holders of Emclaire common stock in the Merger pursuant to the Merger Agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion as of such date, was fair, as of such date, from a financial point of view, to the holders of Emclaire’s outstanding common stock. For the purposes of its opinion, and with Emclaire’s consent, Raymond James assumed that the Merger consideration had a value of $38.23 per share based on a closing price per share of Farmers common shares of $17.43 as of March 22, 2022. In requesting Raymond James’ advice and opinion, no limitations were imposed by Emclaire upon Raymond James with respect to the investigations made or procedures followed by Raymond James in rendering its opinion.

The full text of the written opinion of Raymond James is attached as Annex B to this document is incorporated by reference herein. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Raymond James in rendering its opinion. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of Emclaire common stock are urged to read this opinion in its entirety. Raymond James’ opinion speaks only as of the date of such opinion. Raymond James’ opinion does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the transaction.

Raymond James provided its opinion for the information of the Emclaire board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the Merger, and its opinion only addresses whether the Merger consideration to be received by the holders of Emclaire common stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders as of the date of such opinion. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement or the transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Emclaire board of directors or to any holder of Emclaire common stock as to how the Emclaire board of directors, such shareholder or any other person should vote or otherwise act with respect to the Merger or any other matter. Raymond James does not express any opinion as to the likely trading range of Farmers common shares following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Farmers at that time. Raymond James’ opinion was approved by Raymond James’ fairness opinion committee.

In connection with its review of the proposed Merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the Merger Agreement dated March 21, 2022, as provided to Raymond James by Emclaire;

•

reviewed certain information related to the historical condition and prospects of Emclaire, as made available to Raymond James by or on behalf of Emclaire, including, but not limited to, financial projections prepared by the management of Emclaire for the periods ending December 31, 2022 through 2026, as approved for Raymond James’ use by Emclaire, which we refer to in this section as the “Projections”;

•	reviewed Emclaire’s audited financial statements for years ended December 31, 2021, December 31, 2020 and December 31, 2019;

•

reviewed Emclaire’s unaudited financial statements for the quarterly periods ended September 30, 2021, June 30, 2021 and March 31, 2021 and Emclaire’s unaudited balance sheet as of February 28, 2022, and statement of income for the two months then ended;

•	reviewed Emclaire’s recent public filings and certain other publicly available information regarding Emclaire;

•	reviewed the financial and operating performance of Emclaire and those of other selected public companies that Raymond James deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•

reviewed the current and historical market prices of the common stock of Emclaire and the current and historical market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate for purposes of the opinion;

•

received a certificate addressed to Raymond James from a member of senior management of Emclaire regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of Emclaire; and

•

discussed with members of the senior management of Emclaire certain information relating to the aforementioned and any other matters that Raymond James deemed relevant to its inquiry including, but not limited to, the past and current business operations of Emclaire and the financial condition and future prospects and operations of Emclaire.

With Emclaire’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information, whether publicly available, supplied by or on behalf of Emclaire, or otherwise reviewed by or discussed with Raymond James, and Raymond James has undertaken no duty or responsibility to, nor did Raymond James, independently verify any of such information. Furthermore, Raymond James has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Emclaire or Farmers is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Emclaire or Farmers is a party or may be subject. With Emclaire’s consent, the opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of Emclaire. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Emclaire’s consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Emclaire, and Raymond James relied upon Emclaire to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James assumed that the final form of the Merger Agreement was substantially similar to the draft reviewed by Raymond James, and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver or amendment of any conditions thereto. Furthermore, Raymond James assumed, in all respects material to Raymond James’ analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct as of the date of the Merger Agreement and the closing of the Merger, and that each such party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James has relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Merger or Emclaire that would be material to Raymond James’ analyses or its opinion.

Raymond James’ opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to Raymond James as of March 22, 2022, and any material change in such circumstances and conditions would require a reevaluation of the opinion, which Raymond James is under no obligation to undertake. Raymond James has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Emclaire since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to Raymond James’ analyses or its opinion, and that there is no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

There is significant uncertainty as to the potential direct and indirect business, financial, legal, economic and social implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals have taken and may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). Raymond James expresses no opinion or view as to the potential impact of the Pandemic Effects on Raymond James’ analysis, the opinion, the Merger, Farmers, Emclaire or the value of the Merger consideration after March 22, 2022. Also, the credit, financial and stock markets have been experiencing unusual volatility due in part to the military conflict between Russia and Ukraine and Raymond James expresses no opinion or view as to any potential effects of such volatility on the Merger, Emclaire or Farmers. Raymond James’ opinion does not purport to address potential developments in any such credit, financial and stock markets on the value of the Merger consideration after March 22, 2022.

Raymond James expressed no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Merger, or the availability or advisability of any alternatives to the Merger. Raymond James provided financial advice to Emclaire with respect to the Merger. Raymond James did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Merger. Raymond James did not express any opinion as to the likely trading range of Farmers common shares following the Merger or the prices at which Farmers’ common shares may be sold at any time, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Farmers at that time. The Raymond James opinion is limited to the fairness, from a financial point of view, of the Merger consideration to be received by the holders of Emclaire common stock (other than excluded shares) as of the date of the opinion.

Raymond James expressed no opinion with respect to any other reasons, legal, business, or otherwise, that may have supported the decision of the Emclaire board of directors to approve or consummate the Merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Raymond James relied, with the consent of the Emclaire board of directors, on the fact that Emclaire had been assisted by legal, accounting and tax advisors and Raymond James, with the consent of the Emclaire board, relied upon and assumed the accuracy and completeness of the assessments by Emclaire and its advisors as to all legal, accounting and tax matters with respect to Emclaire and the Merger, including, without limitation, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

In formulating its opinion, Raymond James considered only what Raymond James understood to be the Merger consideration to be received by the holders of the Emclaire common stock and Raymond James did not consider nor express an opinion on the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of Emclaire’s officers, directors or employees), or class of such persons and/or entities, whether relative to the Merger consideration to be received by the holders of the Emclaire common stock or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Emclaire, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the Merger to any one class or group of Emclaire’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Emclaire’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the Merger on the solvency or viability of Emclaire or Farmers, or the ability of Emclaire or Farmers to pay their respective obligations when they come due.

The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Raymond James believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create an incomplete or potentially misleading view of the process underlying its analyses and opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before March 22, 2022 and is not necessarily indicative of current market conditions.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Emclaire board of directors at its meeting on March 23, 2022, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Emclaire, Farmers or the contemplated Merger.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of ten (10) exchange traded banks and thrifts headquartered in Pennsylvania, New York, Ohio and West Virginia with total assets between $700 million and $1.5 billion and a last-twelve-months (“LTM”) return on average assets of greater than 0.50%, excluding companies that were merger targets and mutual holding companies. Information for the comparable institutions was based on the most recently available balance sheet data and presented on a consolidated basis where available, otherwise on bank-level data. The selected companies that Raymond James deemed relevant included the following:

•	CF Bankshares Inc.

•	CB Financial Services, Inc.

•	Middlefield Banc Corp.

•	SB Financial Group, Inc.

•	Pathfinder Bancorp, Inc.

•	Ohio Valley Banc Corp.

•	Northeast Community Bancorp, Inc.

•	Esquire Financial Holdings, Inc.

•	United Bancshares, Inc.

•	United Bancorp, Inc.

Raymond James calculated various financial multiples for each selected exchange and over-the-counter traded company, including: closing price per share on March 22, 2022 compared to (i) tangible book value (“TBV”) per share at December 31, 2021, (ii) LTM earnings per share (“EPS”) for the most recent LTM financial period reported and (iii) EPS for the most recent quarter (“MRQ”) reported. Raymond James reviewed the 75th percentile, mean, median and 25th percentile relative valuation multiples of the selected exchange and over-the-counter traded companies and compared them to corresponding valuation multiples for Emclaire implied by the Merger consideration. EPS are based on diluted shares outstanding. The results of the analyses of the selected exchange and over-the-counter traded companies are summarized below:

	SUMMARY PRICING MULTIPLES
	Price /
	TBV per Share	LTM EPS	MRQ EPS
75th Percentile	125%	12.2x	11.0x
Median	116%	10.3x	10.2x
Mean	122%	10.8x	9.8x
25th Percentile	110%	8.5x	8.0x
Implied Transaction Metric	144%	10.5x	10.2x

Furthermore, Raymond James applied the 75th percentile, mean, median, and 25th percentile relative valuation multiples for each of the metrics to Emclaire’s actual financial results to drive an implied Merger consideration. Raymond James then compared those implied values to the Merger consideration of $38.23 per share. The results of this analysis are summarized below:

	IMPLIED COMMON SHARE TRANSACTION CONSIDERATION
	Price /
	TBV per Share	LTM EPS	MRQ EPS
75th Percentile	$33.00	$44.31	$41.37
Median	$30.60	$37.35	$38.37
Mean	$32.28	$39.31	$36.72
25th Percentile	$29.17	$30.70	$30.24

Selected Transaction Analysis. Raymond James also analyzed publicly available information relating to selected regional transactions announced since January 1, 2019 involving bank and thrift targets headquartered in Pennsylvania, New York, Ohio and West Virginia with total assets between $700 million and $1.5 billion and a LTM return on average assets of greater than 0.50% at the announcement date. Raymond James also analyzed publicly available information relating to selected national transactions announced since January 1, 2021 involving bank and thrift targets headquartered in the United States with total assets between $700 million and $1.5 billion and a LTM return on average assets of greater than 0.50% at the announcement date. In each group, transactions without publicly disclosed pricing, mergers of equals, transactions where the target company was an S-Corporation and transactions involving credit union buyers were excluded. Transaction information was based on financial data available at the time of the announcement of the transaction and presented on a consolidated basis where available, otherwise on bank-level data.

Regional:

•	Acquisition of Prudential Bancorp, Inc. by Fulton Financial Corporation (3/2/2022)

•	Acquisition of Riverview Financial Corporation by Mid Penn Bancorp, Inc. (6/30/2021)

•	Acquisition of Cortland Bancorp by Farmers National Banc Corp. (6/23/2021)

•	Acquisition of Standard AVB Financial Corp. by Dollar Mutual Bancorp (9/25/2020)

•	Acquisition of Country Bank Holding Company, Inc. by OceanFirst Financial Corp. (8/9/2019)

•	Acquisition of DNB Financial Corporation by S&T Bancorp, Inc. (6/5/2019)

National:

•	Acquisition of Prudential Bancorp, Inc. by Fulton Financial Corporation (3/2/2022)

•	Acquisition of Guaranty Federal Bancshares, Inc. by QCR Holdings, Inc. (11/9/2021)

•	Acquisition of Citizens Union Bancorp of Shelbyville, Inc. by German American Bancorp, Inc. (9/20/2021)

•	Acquisition of Valley Republic Bancorp by TriCo Bancshares (7/27/2021)

•	Acquisition of Suncrest Bank by CVB Financial Corp. (7/27/2021)

•	Acquisition of Riverview Financial Corporation by Mid Penn Bancorp, Inc. (6/30/2021)

•	Acquisition of Cortland Bancorp by Farmers National Banc Corp. (6/23/2021)

•	Acquisition of Landmark Community Bank by Simmons First National Corporation (6/7/2021)

•	Acquisition of Triumph Bancshares, Inc. by Simmons First National Corporation (6/7/2021)

•	Acquisition of Aquesta Financial Holdings, Inc. by United Community Banks, Inc. (5/27/2021)

•	Acquisition of American State Bancshares, Inc. by Equity Bancshares, Inc. (5/17/2021)

•	Acquisition of SouthCrest Financial Group, Inc. by Colony Bankcorp, Inc. (4/22/2021)

•	Acquisition of American River Bankshares by Bank of Marin Bancorp (4/19/2021)

•	Acquisition of Severn Bancorp, Inc. by Shore Bancshares, Inc. (3/3/2021)

•	Acquisition of Kentucky Bancshares, Inc. by Stock Yards Bancorp, Inc. (1/27/2021)

•	Acquisition of FNS Bancshares, Inc. by BancorpSouth Bank (1/13/2021)

Raymond James examined values for the selected transactions compared to the target companies’ (i) MRQ TBV at announcement; (ii) LTM Net Income at the time of announcement; and (iii) core deposits (total deposits less time deposits greater than $100,000 and brokered deposits). Raymond James reviewed the 75th percentile, mean, median and 25th percentile relative valuation multiples of the selected transactions.

Regional Transactions:

	SUMMARY TRANSACTION MULTIPLES
	Deal Value / TBV	Deal Value / LTM Earnings	Premium / Core Deposits
75th Percentile	152%	18.9x	7.3%
Median	145%	15.3x	6.8%
Mean	147%	16.0x	6.3%
25th Percentile	126%	12.5x	3.4%
Implied Transaction Metric	147%	10.7x	4.1%

National Transactions:

	SUMMARY TRANSACTION MULTIPLES
	Deal Value / TBV	Deal Value / LTM Earnings	Premium / Core Deposits
75th Percentile	161%	19.0x	8.1%
Median	154%	16.3x	6.4%
Mean	151%	16.1x	6.2%
25th Percentile	141%	12.8x	4.7%
Implied Transaction Metric	147%	10.7x	4.1%

Furthermore, Raymond James applied the 75th percentile, mean, median and 25th percentile relative valuation multiples to Emclaire’s TBV, LTM Earnings and core deposits. Raymond James then compared those implied values to the Merger consideration of $38.23 per share. The results of the selected transactions analysis are summarized below:

Regional Transactions:

	IMPLIED COMMON SHARE TRANSACTION CONSIDERATION
	Deal Value / TBV	Deal Value / LTM Earnings	Premium / Core Deposits
75th Percentile	$39.60	$67.77	$47.85
Median	$37.78	$54.75	$46.17
Mean	$38.17	$57.16	$44.92
25th Percentile	$32.75	$44.58	$36.14

National Transactions:

	IMPLIED COMMON SHARE TRANSACTION CONSIDERATION
	Deal Value / TBV	Deal Value / LTM Earnings	Premium / Core Deposits
75th Percentile	$41.75	$67.87	$50.18
Median	$39.87	$58.42	$45.18
Mean	$39.28	$57.61	$44.38
25th Percentile	$36.68	$45.86	$40.17

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of Emclaire’s projected free cash flows for the years ending December 31, 2022 through 2026 on a stand-alone basis, as provided by Emclaire’s management. Raymond James used tangible common equity in excess of a target ratio of 8.0% of tangible assets at the end of each projection period for free cash flow. The analysis excluded any fair market value adjustment incurred or cost savings projected to be realized in the Merger.

The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2026 as the final year for the analysis and applied multiples, ranging from 9.0x to 13.0x to calendar year 2026 projected net income in order to derive a range of terminal values for Emclaire in 2026. The projected free cash flows and terminal values were discounted to present value using rates ranging from 13.0% to 17.0%.

The resulting range of present equity values was divided by the number of average diluted shares outstanding. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for Emclaire implied by the Merger consideration of $38.23 per share. The results of the discounted cash flow analysis indicated implied values ranging from $19.98 per share to $31.86 per share.

In connection with its analysis, Raymond James considered and discussed with Emclaire’s management how the discounted cash flow analysis would be affected by changes in the underlying assumptions. Raymond James noted that discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results are not necessarily indicative of actual values or future results.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of Emclaire.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Emclaire. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses.

Such analyses were provided to the Emclaire board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of Emclaire common stock of the Merger consideration to be received by such holders pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Emclaire board of directors in making its determination to approve the Merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Emclaire board’s or Emclaire’s management’s views with respect to Emclaire, Farmers or the Merger.

During the two years preceding the date of its opinion letter, Raymond James has (i) provided investment banking advisory services to Emclaire that were unrelated to the Merger, for which Raymond James received a retainer fee, (ii) engaged in certain fixed income trading activity with Emlenton Bank, which is a subsidiary of Emclaire, for which Raymond James earned income, (iii) provided investment banking advisory services to Farmers in connection with the acquisition of Cortland Bancorp for which Raymond James received fees, (iv) provided investment banking services to Farmers in connection with a private debt offering for which Raymond James received fees and (v) engaged in certain trading activity with Farmers Bank and Farmers Trust Company, each a subsidiary of Farmers, for which Raymond James earned income.

Emclaire has agreed to pay Raymond James a fee of approximately $1.6 million for advisory services in connection with the Merger, $25,000 of which was paid in connection with its engagement as Emclaire’s financial advisor and $250,000 of which was paid in connection with the delivery of its opinion. The remaining portion of the fee is contingent on the closing of the Merger. Emclaire also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Emclaire and Farmers for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Emclaire and/or Farmers or other participants in the Merger in the future, for which Raymond James may receive compensation.

Farmers’ Reasons for the Merger

The Farmers board of directors has concluded that the Merger is in the best interests of Farmers and its shareholders. In reaching this determination, the Farmers board of directors consulted with management, as well as its financial and legal advisors, and considered a number of factors, including, without limitation, the following:

•

The Merger will provide the opportunity to acquire scale in the western Pennsylvania markets including the Pittsburgh MSA, enhanced profitability and growth potential – the Merger will result in a bank holding company with approximately $5.2 billion in assets that will not only enable more profitable competition in a competitive banking environment, but also improve its visibility in the investment community.

•	The Merger has attractive pro forma financial elements including accretion to Farmers’ earnings per share and a tangible book value earn-back.

•	The resulting Merger will offer a strong community bank alternative to these markets.

•	The Merger partners have similar views on strategic community banking issues and how to deliver banking products and services.

•	The Merger will allow Farmers to provide its broad and sophisticated product set to these markets and expand Farmers’ wealth management client base.

•

The addition of William C. Marsh to Farmers’ executive team and one director from Emclaire’s board of directors, following the effective time of the Merger, will add depth of leadership to the pro forma company and continuity with Emclaire’s customers and employees.

The Farmers board of directors considered many different factors in its evaluation and did not believe it was practical to, and did not, quantify or otherwise assign relative weights to, the individual factors considered in reaching its determination. In view of all the considerations described above, the Farmers board of directors unanimously concluded that the Merger is in the best interests of Farmers and its shareholders.

Regulatory Approvals Required

The Merger must receive approval or waivers of application from the OCC, the Federal Reserve and the Pennsylvania Department before the Merger may be consummated. Farmers has [received/applied for] such approval to consummate the Merger.

The approval of any regulatory applications merely implies the satisfaction of regulatory criteria for approval, which does not include review of the adequacy or fairness of the Merger consideration to Emclaire shareholders. Furthermore, regulatory approvals do not constitute or imply any endorsement or recommendation of the Merger or the terms of the Merger Agreement.

Interests of Emclaire’s Directors and Executive Officers in the Merger

In considering the recommendation of Emclaire’s board of directors to vote “FOR” the proposal to approve the Merger Agreement and “FOR” the Emclaire compensation proposal, Emclaire shareholders should be aware that directors and officers of Emclaire have interests in the Merger that are in addition to, or different from, their interests as shareholders of Emclaire. The Emclaire board of directors was aware of these interests and considered them in approving the Merger Agreement and the transactions contemplated by the Merger Agreement, and in deciding to recommend that the Emclaire shareholders vote “FOR” the proposal to approve the Merger Agreement. These interests are described below.

Emclaire Restricted Shares

Under the terms of Emclaire’s equity compensation plans, outstanding equity awards held by Emclaire’s employees (including executive officers) and directors generally vest in full upon consummation of a change in control transaction. The Merger will constitute a change in control for purposes of the plans. Upon the completion of the Merger, each outstanding Emclaire restricted share award will become fully vested and will be converted into the right to receive the Merger consideration.

The following table sets forth, for each of Emclaire’s executive officers and non-employee directors, the number of all outstanding unvested restricted shares held by each such person as of June 8, 2022, and the estimated consideration that each will receive at or after the effective time of the Merger in connection with such awards:

Name	Number of Restricted Shares (#)	Resulting Restricted Share Consideration ($)(1)
Executive Officers:
William C. Marsh	14,100	$535,518
Jennifer A. Poulsen	3,000	113,940
Amanda L. Engles	3,250	123,435
Robert A. Vernick	3,000	113,940
Eric J. Gantz	2,750	104,445
Non-Employee Directors:
Milissa S. Bauer	2,100	79,758
David L. Cox	2,100	79,758
James M. Crooks	2,100	79,758
Henry H. Deible	2,100	79,758
Henry H. Deible II	2,100	79,758
Robert W. Freeman	2,100	79,758
Mark A. Freemer	2,100	79,758
Steven J. Hunter	750	28,485
John B. Mason	2,100	79,758
Deanna K. McCarrier	2,100	79,758
Nicholas D. Varischetti	2,100	79,758

(1)

In accordance with regulations of the SEC, based on the average per share closing price of the Emclaire common stock for the first five trading days following the first public announcement of the Merger, which average price was $37.98 per share. A holder of restricted shares will be able to elect either the stock Merger consideration or the $40.00 per share cash Merger consideration, subject to the proration and allocation procedures in the Merger Agreement. The value of the stock Merger consideration may be higher or lower than the cash Merger consideration at the time of closing, and the value of the Merger consideration received by the holders of the outstanding restricted stock awards may be higher or lower than the above average price.

For further information regarding the beneficial ownership of Emclaire common stock by the directors and executive officers of Emclaire, see “INFORMATION ABOUT EMCLAIRE – Share Ownership of Certain Emclaire Beneficial Owners and Management” beginning on page 89.

Existing Employment and Change in Control Agreements with Emclaire and Emlenton Bank

Emclaire and Emlenton Bank maintain an employment agreement with William C. Marsh to serve as Chairman, President and Chief Executive Officer. The current term of the agreement expires on December 31, 2024. The agreement provides that if Mr. Marsh is terminated by Emclaire or Emlenton Bank for other than cause, disability, retirement or the executive’s death or the executive terminates employment for good reason (as defined in the agreement) after a change in control of Emclaire or Emlenton Bank, then Mr. Marsh will be entitled to the payment of a lump sum cash severance amount equal to three times his average annual compensation (as defined in the agreement) during the five calendar years preceding the year of termination, the continuation of his insurance benefits for up to 36 months and a lump sum cash payment equal to the projected cost of providing certain other benefits for 36 months, provided that such payments will be limited if they (alone or together with other payments and benefits) are deemed “parachute payments” under Section 280G of the Internal Revenue Code. The employment agreement imposes non-compete and non-solicitation provisions on Mr. Marsh for a period of 18 months if his employment is terminated prior to a change in control and for a period of 12 months if his employment is terminated concurrently with or following a change in control.

Emclaire and Emlenton Bank maintain change in control agreements with Jennifer A. Poulsen, Amanda L. Engles, Robert A. Vernick and Eric J. Gantz. The change in control agreements currently expire on December 31, 2023. If a change in control occurs during the term of the agreements at a time when there is less than one year remaining in the term, then the remaining term of the agreements will be automatically extended until the one-year anniversary of the completion of the change in control.

The change in control agreements provide that if, within 24 months subsequent to a change in control of Emclaire or Emlenton Bank, the executive is terminated by Emclaire or Emlenton Bank (or any successor) for other than cause, disability, retirement or the executive’s death or the executive terminates employment for good reason (as defined in the agreement), then the executive will be entitled to the payment of a lump sum cash severance amount equal to two times (one times for Mr. Gantz) the executive’s highest annual compensation (as defined in the agreement) during the year of termination (determined on an annual basis) or either of the two preceding calendar years, the continuation of the executive’s insurance benefits for up to 24 months (12 months for Mr. Gantz) and a lump sum cash payment equal to the projected cost of providing certain other benefits for 24 months (12 months for Mr. Gantz), provided that such payments will be limited if they (alone or together with other payments and benefits) are deemed “parachute payments” under Section 280G of the Internal Revenue Code.

The employment and change in control agreements provide that if the executive’s continued participation in any group insurance plan is barred or would trigger the payment of an excise tax under Section 4980D of the Internal Revenue Code, or if any such group insurance plan is discontinued or the benefits thereunder are materially reduced, then Emclaire or Emlenton Bank shall either (1) provide substantially similar benefits under an alternative plan or (2) pay a lump sum cash amount to the executive equal to the projected cost of providing continued coverage to the executive for the periods specified above (36 months for Mr. Marsh, 24 months for Ms. Poulsen, Ms. Engles and Mr. Vernick, and 12 months for Mr. Gantz).

The change in control agreement for Ms. Engles imposes non-compete and non-solicitation provisions on her during her term of employment and for a period of three years if her employment is terminated prior to a change in control and for a period of six months if her employment is terminated concurrently with or following a change in control.

For quantification of the amounts that would be payable to each of Mr. Marsh, Ms. Poulsen and Ms. Engles under their respective employment or change in control agreements, see the section entitled “–Golden Parachute Compensation” below. The severance benefits that would be payable to Messrs. Vernick and Gantz are $455,020, and $166,988, respectively.

Settlement Agreements with Emclaire and Emlenton Bank

In connection with the execution of the Merger Agreement, Emclaire and Emlenton Bank entered into settlement agreements with each of Messrs. Marsh, Vernick and Gantz. The settlement agreements provide that the existing employment or change in control agreements with Messrs. Marsh, Vernick and Gantz will be cancelled effective as of the business day immediately preceding the closing date of the Merger in exchange for a lump sum cash payment, with the cash payments conditioned upon the execution of a general release of claims.

The settlement agreements provide for lump sum cash payments of $1,844,122 for Mr. Marsh, $455,020 for Mr. Vernick and $166,988 for Mr. Gantz. In addition, Mr. Marsh will continue to be subject to the non-competition and non-solicitation provisions in his current employment agreement and Messrs. Vernick and Gantz will continue to be subject to the non-competition and non-solicitation provisions in their supplemental executive retirement plan agreements (as described below). Because each of these three executives are expected to be retained by Farmers following completion of the Merger, the settlement agreements do not include the continuation of insurance benefits or club dues, as these benefits will be provided as applicable in connection with the post-closing employment of these three executives.

Supplemental Retirement Benefits

Emlenton Bank has entered into supplemental executive retirement plan agreements (“SERPs”) with Mr. Marsh, Ms. Poulsen, Ms. Engles, Mr. Vernick and Mr. Gantz, as well as with certain other officers. Each SERP provides for a normal retirement benefit payable monthly for 20 years, an early termination benefit payable monthly for five years if the executive has a separation from service prior to his or her normal retirement age, and a lump sum change in control benefit generally payable on or within 90 days after a change in control, except that the SERP benefits may be delayed in whole or in part to ensure that they are deductible under Section 162(m) of the Internal Revenue Code. Completion of the Merger will constitute a change in control under the SERPs, and the executives will receive the following lump sum change in control SERP payments if the Merger is completed on or before September 30, 2022: Mr. Marsh, $988,098; Ms. Poulsen, $431,558; Ms. Engles, $58,404; Mr. Vernick, $292,417; and Mr. Gantz, $8,823. If the Merger is completed on or after October 1, 2022, the lump sum payments will increase to the following amounts: Mr. Marsh, $1,036,120; Ms. Poulsen, $452,531; Ms. Engles, $76,075; Mr. Vernick, $306,613; and Mr. Gantz, $17,938 (Mr. Gantz’ payment will only increase if the Merger is completed on or after January 1, 2023). The change in control SERP payment to Mr. Marsh is expected to be partially paid in each of 2023 and 2024 so that it is deductible under Section 162(m) of the Internal Revenue Code, and a portion of the change in control SERP payment to Ms. Poulsen may also be delayed to 2023.

The SERPs impose non-compete and non-solicitation provisions on each executive (other than Mr. Marsh and Ms. Engles, as their restrictive covenants are contained in their employment or change in control agreement) during their respective terms of employment and for a period of three years if the executive’s employment is terminated prior to a change in control and for a period of six months if the executive’s employment is terminated concurrently with or following a change in control.

Post-Closing Employment

In connection with the execution of the Merger Agreement, Farmers entered into a term sheet with Mr. Marsh with respect to his post-closing employment with Farmers. Following completion of the Merger, Mr. Marsh will serve as the Senior Vice President - Pennsylvania Market President of Farmers, with an annual base salary of $275,000. In addition, Mr. Marsh will participate in Farmers’ short-term and long-term incentive plans. The target benefit for Mr. Marsh’s short-term incentive benefit is 25% of base salary, with a maximum benefit of 37.5% of base salary depending upon achievement of performance goals, and his long-term incentive benefit is 20% of base salary, with a one-year cliff vesting schedule. Mr. Marsh will also be entitled to participate in other plans and benefits available to other officers of Farmers.

Messrs. Vernick and Gantz are also expected to be employed by Farmers following completion of the Merger. Farmers Bank has agreed to employ Mr. Vernick as a senior vice president, commercial banking team leader-Pittsburgh, with an annual salary of $182,000 and Mr. Gantz as a vice president, regional credit officer-Pittsburgh, with an annual salary of $145,500. Messrs. Vernick and Gantz will be eligible to participate in Farmers Bank’s annual cash incentive plan with a target payout of 25% of their respective base salary, with a potential to be 37.5% of their base salary, based on actual performance, and they will also be eligible to participate in other plans and benefits offered to all other officers at Farmers Bank.

Retention Bonuses

Emclaire and Emlenton Bank will pay retention bonuses to employees to continue employment through the closing date of the Merger, or through a later date, in an aggregate amount of up to $150,000. The recipient and amount of each retention bonus will be determined by the President of Emclaire in consultation with the President of Farmers.

Board Seat

Effective immediately following the effective time of the Merger, Farmers will increase by one the number of directors on its board of directors and will appoint one person who serves as a non-employee director of Emclaire immediately prior to the effective time of the Merger, with such person to serve as a director of Farmers for a term expiring at Farmers’ 2024 annual meeting of shareholders.

Advisory Board

Promptly following the effective time of the Merger, Farmers will establish the Farmers-Emlenton Advisory Board and offer membership thereon to all non-employee directors serving on the board of directors of Emclaire immediately prior to the effective time of the Merger, other than the director appointed to Farmers’ board of directors. Members of the Farmers-Emlenton Advisory Board shall serve for an initial term of one year from the completion of the Merger, will meet no less frequently than three times and will be paid compensation of $1,500 for each meeting attended.

Indemnification of Directors and Officers

Farmers has agreed to indemnify the directors, officers and employees of Emclaire and Emlenton Bank after the effective time of the Merger to the fullest extent permitted by applicable laws and under the articles of incorporation or bylaws of Emclaire. Farmers has also agreed to maintain in effect a directors’ and officers’ liability insurance policy for a period of six years after the effective time of the Merger with respect to claims arising from facts or events occurring at or before the effective time of the Merger and covering persons who are present or former directors or officers of Emclaire or Emlenton Bank. The insurance policy must contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the directors and officers as currently provided by Emclaire, subject to a cap on the cost of such policy equal to 175% of the last annual premium paid by Emclaire.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the SEC regarding certain compensation which Emclaire’s named executive officers may receive that is based on or that otherwise relates to the Merger. The amounts are calculated assuming that the effective date of the Merger and a qualifying termination of employment occurred on June 8, 2022, and that all required conditions to the payment of these amounts have been satisfied. None of the named executive officers in the table will receive any tax reimbursements.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ benefits ($)(4)	Total ($)(5)
William C. Marsh	$1,844,122	$535,518	$442,163	$—	$2,821,803
Jennifer A. Poulsen	537,454	113,940	223,403	5,239	880,036
Amanda L. Engles	489,312	123,435	—	3,388	616,135

(1)

Reflects the lump sum cash severance payable to each of the executives shown in the event the executive’s employment is involuntarily terminated for any reason other than cause, death or disability, or if the executive terminates his or her employment for good reason (i.e., a “double-trigger” payment). Because Mr. Marsh will receive his lump sum payment upon completion of the Merger even though he will be retained by Farmers following the Merger, his payment may be deemed to be a “single-trigger” payment (i.e., a payment made in connection with the Merger that is not conditioned upon a termination of employment).
(2)

Reflects the value of single-trigger accelerated vesting of restricted stock awards that will become fully vested on the closing date of the Merger, assuming the value at the time of closing is equal to the $37.98 average per share closing price of the Emclaire common stock for the first five trading days following the first public announcement of the Merger. A holder of restricted shares will be able to elect either the stock Merger consideration or the $40.00 per share cash Merger consideration, subject to the proration and allocation procedures in the Merger Agreement. The value of the stock Merger consideration may be higher or lower than the cash Merger consideration at the time of closing, and the value of the Merger consideration received by the holders of the outstanding restricted stock awards may be higher or lower than the above average price.

(3)

Reflects the amount by which the present value of the executive’s lump sum change in control SERP benefit exceeds the present value of the executive’s vested early termination benefit. The lump sum change in control SERP benefit for Ms. Engles does not exceed her vested early termination benefit. The SERP benefits were discounted to present value using 120% of the most recent applicable federal rates published by the Internal Revenue Service, which rates change monthly. For the amount of the lump sum change in control SERP benefits to be paid, see “ — Interests of Emclaire’s Directors and Executive Officers in the Merger” – Supplemental Retirement Benefits.”

(4)

Represents the estimated value of the continued coverage for life and disability insurance premiums for two years for each of Ms. Poulsen ($1,409) and Ms. Engles (also includes dental and vision premiums for Ms. Engles) under their respective change in control agreements. In addition, Ms. Poulsen will receive a lump sum cash payment of $3,830 for her club dues for two years. These double-trigger (as explained below) insurance benefits will be provided in-kind over the applicable coverage period for the executive, except that a lump sum cash payment will be made if the insurance benefits cannot be provided by Farmers. The estimated costs of the insurance premiums to be provided during the respective coverage periods for each executive have been discounted to present value using 120% of the most recent applicable federal rates published by the Internal Revenue Service, which rates change monthly.

(5)

The following table quantifies, for each named executive officer, the portion of the total estimated amount of golden parachute compensation that is payable in connection with the Merger and not conditioned on a termination of employment, referred to as “single-trigger,” and the portion of the total amount of golden parachute compensation that is payable only after both consummation of the Merger and a termination of employment, referred to as “double-trigger”:

Name	Single-Trigger ($)	Double-Trigger ($)
William C. Marsh	$2,821,803	$—
Jennifer A. Poulsen	337,343	542,693
Amanda L. Engles	123,435	492,700

Absence of Appraisal or Dissenters’ Rights

Under Section 1571(b) of the PAETL, the holders of a corporation’s shares of any class do not have the right to dissent and obtain payment of the fair value of the shares if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the special meeting, the shares are listed on a national securities exchange. Accordingly, because Emclaire is listed on NASDAQ, the holders of Emclaire common shares and preferred shares (all of which will be redeemed by Emclaire immediately prior to the effective time of the Merger and no Merger consideration and/or cash in lieu of fractional shares will be delivered in exchange for such shares) are not entitled to dissenters’ rights in connection with the Merger.

If the Merger proposal is approved and the Merger is completed, holders of Emclaire common stock who voted against the approval and adoption of the Merger Agreement will be treated the same as holders who voted for the Merger proposal and their shares of Emclaire common stock will automatically be converted into the right to receive the merger consideration.

Material U.S. Federal Income Tax Consequences of the Merger

This section describes the material U.S. federal income tax consequences of the Merger to U.S. holders of shares of Emclaire common stock who exchange their shares for Farmers common shares, cash or a combination of Farmers common shares and cash pursuant to the Merger. For purposes of this discussion, the term “U.S. holder” is a beneficial owner of shares of Emclaire common stock who, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) such trust has a valid election in effect under applicable Treasury Department regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

The following discussion is based on the Internal Revenue Code, its legislative history, existing, final, temporary and proposed Treasury Department regulations promulgated thereunder, published Internal Revenue Service rulings, and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

This discussion is addressed only to those U.S. holders of Emclaire common stock that hold their shares of Emclaire common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular holder of Emclaire common stock in light of their individual circumstances or to holders of Emclaire common stock that are subject to special rules, such as:

•	mutual funds, banks, thrifts or other financial institutions;

•	S corporations, partnerships or other pass-through entities and investors in those pass-through entities;

•	retirement plans, pension funds, individual retirement accounts or other tax-deferred accounts;

•	insurance companies;

•	tax-exempt organizations;

•	dealers or brokers in securities or currencies;

•	traders in securities that elect to use the mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who hold shares of Emclaire common stock as part of a straddle, hedge, constructive sale, conversion transaction or other risk management transaction;

•	persons who purchase or sell their shares of Emclaire common stock as part of a wash sale;

•	expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	persons who acquired their shares of Emclaire common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Emclaire common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership, or a partner in such partnership, holding shares of Emclaire common stock, you should consult your tax advisor.

In addition, the discussion does not address any alternative minimum tax, net investment income tax, state, local or non-U.S. tax laws or the application of any U.S. federal taxes other than U.S. federal income taxes (such as U.S. federal estate or gift taxes). All holders of shares of Emclaire common stock should consult their tax advisors as to the specific tax consequences of the Merger to them. In addition, because a holder of shares of Emclaire common stock may receive a mix of cash and stock despite having made a cash election or share election, it will not be possible for holders of shares of Emclaire common stock to determine the specific tax consequences of the Merger to them at the time of making the election.

ALL HOLDERS OF EMCLAIRE COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Reorganization Treatment

The Merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and Farmers and Emclaire each is intended to be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code. The closing of the Merger is conditioned upon the receipt by Emclaire of an opinion of Silver Freedman, tax counsel to Emclaire, and the receipt by Farmers of an opinion of Vorys, tax counsel to Farmers, each dated as of the closing date of the Merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinions (including factual representations contained in certificates of officers of Farmers and Emclaire) which are consistent with the state of facts existing as of the closing date of the Merger, the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This section summarizes the matters addressed in the tax opinions of Silver Freedman and Vorys, filed as exhibits to the registration statement of which this proxy statement/prospectus is a part.

The tax opinions are not binding on the Internal Revenue Service, and neither Farmers nor Emclaire has requested or intends to request a ruling from the Internal Revenue Service with respect to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the Merger could differ materially from those described below.

The following describes the material U.S. federal income tax consequences resulting from the Merger being characterized as a reorganization.

U.S. Federal Income Tax Consequences to Farmers and Emclaire

No Gain or Loss. No gain or loss will be recognized by Farmers or Emclaire as a result of the Merger.

Tax Basis. The tax basis of the assets of Emclaire in the hands of Farmers will be the same as the tax basis of such assets in the hands of Emclaire immediately prior to the Merger.

Holding Period. The holding period of the assets of Emclaire to be received by Farmers will include the period during which such assets were held by Emclaire.

U.S. Federal Income Tax Consequences to U.S. Holders of Shares of Emclaire Common Stock Who Receive Solely Farmers Common Shares

A U.S. holder of shares of Emclaire common stock who receives solely Farmers common shares in exchange for all of its shares of Emclaire common stock will recognize no gain or loss with respect to the Farmers common shares such U.S. holder receives pursuant to the Merger (with respect to cash received in lieu of a fractional Farmers common share, see below under “– Cash In Lieu of Fractional Shares”).

U.S. Federal Income Tax Consequences to U.S. Holders of Shares of Emclaire Common Stock Who Receive Solely Cash

A U.S. holder of shares of Emclaire common stock who receives solely cash in exchange for all of its shares of Emclaire common stock and does not constructively own Farmers common shares after the Merger (see “– Possible Dividend Treatment,” below), will recognize a gain or loss for federal income tax purposes equal to the difference between the cash received and such U.S. holder’s tax basis in the shares of Emclaire’s common stock surrendered in exchange for the cash. Subject to possible dividend treatment (as discussed below under “– Possible Dividend Treatment”), such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the U.S. holder at the effective date of the Merger. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period is more than one year as of the effective date of the Merger. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income. Long-term capital gain of certain non-corporate holders of shares of Emclaire common stock, including individuals, generally is taxed at preferential rates.

U.S. Federal Income Tax Consequences to U.S. Holders of Shares of Emclaire Common Stock Who Receive a Combination of Cash and Farmers Common Shares

A U.S. holder of shares of Emclaire common stock will recognize gain (but not loss) with respect to the Farmers common shares and cash such U.S. holder receives pursuant to the Merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Farmers common shares as of the effective date of the Merger and the amount of cash received by such U.S. holder (other than any cash received in lieu of a fractional Farmers common share), exceeds such U.S. holder’s basis in its shares of Emclaire common stock, and (ii) the amount of cash received by such U.S. holder (other than any cash received in lieu of a fractional Farmers common share, as discussed below under “– Cash In Lieu of Fractional Shares”). Subject to possible dividend treatment (as discussed below under “– Possible Dividend Treatment”), gain that a U.S. holder of shares of Emclaire common stock recognizes in connection with the Merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held its shares of Emclaire common stock for more than one year as of the effective date of the Merger. Long-term capital gain of certain non-corporate holders of shares of Emclaire common stock, including individuals, generally is taxed at preferential rates.

Tax Basis and Holding Period of Farmers Common Shares Received Pursuant to the Merger

The tax basis of the Farmers common shares received by a U.S. holder of shares of Emclaire common stock in the Merger (including a fractional Farmers common share, if any, deemed issued and redeemed by Farmers) will be the same as the basis of the shares of Emclaire common stock surrendered in exchange for the Farmers common shares and cash, reduced by the amount of cash received by such U.S. holder in the Merger (other than any cash received in lieu of a fractional Farmers common share), and increased by any gain recognized by such U.S. holder in the Merger (including any portion of the gain that is treated as a dividend (as described below), but excluding any gain or loss resulting from the deemed issuance and redemption of a fractional Farmers common share). The holding period for Farmers common shares received by such U.S. holder will include such U.S. holder’s holding period for shares of Emclaire common stock surrendered in exchange for the Farmers common shares (including a fractional Farmers common share, if any, deemed to be issued and redeemed by Farmers).

If a U.S. holder of shares of Emclaire common stock acquired different blocks of Emclaire common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Emclaire common stock, and such U.S. holder’s tax basis and holding period in any Farmers common shares received in the Merger will be determined with reference to each block of Emclaire common stock. If a U.S. holder receives a combination of Farmers common shares and cash (other than cash received in lieu of a fractional Farmers common share) in exchange for shares of Emclaire common stock in the Merger and determines that it has a loss with respect to any block of shares of Emclaire common stock, such loss cannot be recognized as part of the Merger and cannot be used to offset any gain realized on another block of shares of Emclaire common stock. U.S. holders of shares of Emclaire common stock should consult their tax advisors regarding the manner in which Farmers common shares and cash received in the Merger should be allocated among different blocks of Emclaire common stock and regarding their bases and holding periods in the particular shares of Farmers common stock received in the Merger.

Cash in Lieu of Fractional Shares

A U.S. holder of shares of Emclaire common stock that receives cash in lieu of a fractional Farmers common share generally will be treated as having received such fractional share and then having received such cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate adjusted basis in the shares of Emclaire common stock surrendered which is allocable to the fractional share. Subject to possible dividend treatment (as discussed below under “– Possible Dividend Treatment”), such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for its Emclaire common stock exceeds one year as of the effective date of the Merger. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income. Long-term capital gain of certain non-corporate holders of shares of Emclaire common stock, including individuals, generally is taxed at preferential rates.

Possible Dividend Treatment

In some cases described above, the gain recognized by a U.S. holder could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income to the extent of such U.S. holder’s ratable share of Emclaire’s accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, U.S. holders of shares of Emclaire common stock should consult with their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Backup Withholding and Reporting Requirements

Under certain circumstances, cash payments made to a U.S. holder of shares of Emclaire common stock pursuant to the Merger may be subject to backup withholding at a rate of 24% of the cash payable to the U.S. holder (including any cash received in lieu of a fractional Farmers common share), unless the U.S. holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Department regulations, and such U.S. holder otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability.

A U.S. holder of Emclaire common stock who receives Farmers common shares as a result of the Merger will be required to retain records pertaining to the Merger, including records relating to the number of shares and the tax basis of such U.S. holder’s Emclaire common stock under Treasury Department regulations Section 1.368-3. A U.S. holder of shares of Emclaire common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Farmers common shares in the Merger will be required to file a statement with such U.S. holder’s U.S. federal income tax return in accordance with Treasury Department regulations Section 1.368-3 setting forth such U.S. holder’s tax basis in, and the fair market value of, the shares of Emclaire common stock exchanged by such U.S. holder pursuant to the Merger and certain other information. A U.S. holder of Emclaire common stock who receives Farmers common shares as a result of the Merger should consult with such holder’s tax advisor if, immediately before the Merger, such holder owned (i) at least 5% (by vote or value) of the outstanding stock of Emclaire (either including or excluding any shares of preferred stock owned by such holder that were redeemed before the Merger pursuant to the Merger Agreement) or (ii) securities of Emclaire with a basis for federal income tax purposes of at least $1.0 million.

The preceding opinions regarding the material U.S. federal income tax consequences of the Merger are not a complete analysis or discussion of all potential tax effects that may be important to you.

Each holder of Emclaire common stock should consult with such holder’s own tax advisor regarding the specific tax consequences to the shareholder of the Merger, including the application and effect of federal, state, local and non-U.S. income and other tax laws.

Accounting Treatment

The Merger will be accounted for under the acquisition method of accounting in accordance with generally accepted accounting principles in the United States. Under the acquisition method of accounting, the assets and liabilities of Emclaire will be recorded at estimated fair values at the time the Merger is consummated. The excess of the estimated fair value of Farmers common shares issued and the cash proceeds paid over the net fair values of the assets acquired, including identifiable intangible assets, and liabilities assumed will be recorded as goodwill and will not be deductible for income tax purposes. Goodwill will be subject to an annual test for impairment and the amount impaired, if any, will be charged as an expense at the time of impairment.

Stock Exchange Listings

Farmers’ common stock is listed on NASDAQ under the symbol “FMNB.” Emclaire common stock is listed on NASDAQ under the symbol “EMCF.” Under the terms of the Merger Agreement, Farmers will cause the shares of Farmers common stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the effective time. Upon completion of the Merger, Emclaire common stock will no longer be listed on NASDAQ and thereafter will be deregistered under the Exchange Act. Following the Merger, shares of Farmers common stock will continue to be listed on NASDAQ.

Resale of Farmers Common Shares

Farmers has registered its common shares to be issued in the Merger with the SEC under the Securities Act. No restrictions on the sale or other transfer of Farmers common shares issued in the Merger will be imposed solely as a result of the Merger, except for restrictions on the transfer of Farmers common shares issued to any Emclaire shareholder who may become an “affiliate” of Farmers for purposes of Rule 144 under the Securities Act. The term “affiliate” is defined in Rule 144 under the Securities Act and generally includes executive officers, directors and shareholders beneficially owning 10% or more of the outstanding Farmers common shares.

Litigation Related to the Merger

Two complaints relating to the Merger have been filed. On May 19, 2022, a complaint captioned Shiva Stein v. Emclaire Financial Corp. et al., Case No. 22-cv-04109, was filed by a purported shareholder of Emclaire in the U.S. District Court for the Southern District of New York, and on May 27, 2022, a complaint captioned Matthew Hopkins v. Emclaire Financial Corp. et al., Case No. 22-cv-03147, was filed by a purported shareholder of Emclaire in the U.S. District Court for the Eastern District of New York. The complaints are substantially similar and name Emclaire and its directors as defendants. The complaints generally allege, among other things, that the defendants caused a materially misleading and materially incomplete registration statement to be filed with SEC in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The complaints seek, among other relief, an injunction preventing the defendants from proceeding with or consummating the Merger unless and until the defendants disclose certain allegedly material additional information, rescission of the Merger to the extent already implemented or rescissory damages, other unspecified damages and an award of attorneys’ and experts’ fees. Each of the defendants believes the claims asserted in these actions are without merit and intends to vigorously defend against these lawsuits. However, at this time, it is not possible to predict the outcome of the proceedings or their impact on Emclaire, Farmers or the Merger.

There can be no assurances that additional complaints or demands will not be filed or made with respect to the Merger. If additional similar complaints are filed or demands made, absent new or different allegations that are material, neither Emclaire or Farmers will necessarily announce them.

THE MERGER AGREEMENT

The following is a description of certain material provisions of the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary of the material provisions of the Merger Agreement is not intended to provide you with any factual information about Farmers or Emclaire. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Farmers and Emclaire make with the SEC, as described in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document and may supplement, update or modify the disclosures about Farmers and Emclaire contained in the Merger Agreement. The Merger Agreement contains customary representations and warranties of Emclaire, Merger Sub and Farmers. The assertions embodied in those representations and warranties are qualified by information contained in confidential disclosure schedules that the parties delivered in connection with the execution of the Merger Agreement. In addition, certain representations and warranties were made as of a specific date, and may be subject to a contractual standard of materiality different from the standard of materiality generally applicable to statements made by a corporation to shareholders or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.

You should not rely on the representations, warranties, covenants, or any description thereof as characterizations of the actual state of facts or condition of Farmers, Emclaire, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may have changed since the date of the Merger Agreement and do not purport to be accurate as of the date of this proxy statement/prospectus. The representations and warranties and other provisions in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Farmers, Emclaire or Merger Sub at the time they were made or otherwise. Furthermore, the representations and warranties and other provisions of the Merger Agreement should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus. See the section entitled “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document for more information.

Effects of the Merger

As a result of the Merger, Emclaire will merge with and into Merger Sub, with Merger Sub as the surviving company. Promptly following the Merger, Merger Sub will be dissolved and liquidated. The Articles of Incorporation and the Code of Regulations of Farmers as in effect immediately prior to the Merger will continue to be the Articles of Incorporation and Code of Regulations for the holders of Emclaire common shares who receive Farmers common shares as Merger consideration.

To the extent that an Emclaire shareholder receives Merger consideration in the form of cash, the Emclaire shareholder will not participate in Farmers’ future earnings and potential growth as a shareholder of Farmers and will no longer bear the risk of any losses incurred in the operation of Farmers’ business or of any decreases in the value of that business. Those Emclaire common shareholders receiving Farmers common shares as Merger consideration will participate in Farmers’ future earnings and potential growth through their ownership of Farmers common shares. All of the other incidents of direct share ownership in Emclaire, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from Emclaire, will be extinguished upon completion of the Merger.

Effective Time of the Merger

Unless extended by mutual agreement of Farmers and Emclaire, the Merger will occur on a date to be specified by Farmers and Emclaire after the satisfaction or waiver of the last closing condition to be satisfied pursuant to the Merger Agreement, including the receipt of all regulatory and shareholder approvals and after the expiration of all regulatory waiting periods. The Merger will become effective as of the date and time specified in the certificate of merger to be filed with the Ohio Secretary of State and the Statement of Merger filed with the Department of State of the Commonwealth of Pennsylvania. As of the date of this proxy statement/prospectus, the parties expect that the Merger will be effective in the second half of 2022. However, there can be no assurance as to when or if the Merger will occur.

If the Merger is not completed by the close of business on January 31, 2023, the Merger Agreement may be terminated by either Farmers or Emclaire, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements in the Merger Agreement.

Merger Consideration

Under the terms of the Merger Agreement, at the effective time of the Merger, each Emclaire common share will be converted into the right to receive, at the election of the holder of such Emclaire common share, either:

•	2.15 Farmers common shares, or

•	$40.00 in cash,

subject to certain allocation procedures set forth in the Merger Agreement that are intended to ensure that 70% of the outstanding shares of Emclaire common stock are converted into the right to receive Farmers common shares and that 30% of the outstanding shares of Emclaire common stock are converted into the right to receive cash.

All shares of Series C, Non-Cumulative Preferred Stock and Series D Non-Cumulative Preferred Stock of Emclaire issued and outstanding will be redeemed by Emclaire prior to the effective time of the Merger and no Merger consideration and/or cash in lieu of fractional shares will be delivered in exchange for such shares. All Emclaire common shares that are owned directly by Emclaire or Farmers or any of its affiliates will be cancelled and cease to exist, and no Merger consideration and/or cash in lieu of fractional shares will be delivered in exchange for such shares.

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each Emclaire common shareholder who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all Emclaire common shares owned by such holder at the effective time of the Merger) will receive cash (rounded to the nearest cent), without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled (rounded to the nearest thousandth when expressed in decimal form) multiplied by the average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by NASDAQ for the five consecutive full trading days ending on the day preceding the closing date of the Merger.

Under separate cover, the Exchange Agent has mailed or will shortly mail to each Emclaire common shareholder transmittal materials, a form of election for Emclaire common shareholders to make a request for the portion of the Merger consideration consisting of cash or Farmers common shares, and instructions for exchanging their Emclaire common share certificates or evidence of book-entry shares for Farmers common shares to be issued by book-entry transfer. Once the Merger is complete, the Exchange Agent will mail each Emclaire common shareholder who has not submitted such holder’s certificates or evidence of book-entry shares transmittal materials and instructions for surrendering their Emclaire common share certificates for the Merger consideration.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger. Farmers and Emclaire have agreed that, prior to the effective time of the Merger, each will conduct its businesses, and cause its subsidiaries to conduct their respective businesses, in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. Farmers and Emclaire have agreed to (and shall cause each of their respective subsidiaries to) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either to perform its covenants and agreements in the Merger Agreement or to complete the Merger and other transactions contemplated by the Merger Agreement.

In addition to the general covenants above, Emclaire agreed that prior to the effective time of the Merger, subject to specified exceptions, it will not, and will not permit any of its subsidiaries to, without the prior written consent of Farmers (which shall not be unreasonably withheld or delayed):

•

issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional Emclaire common shares or other equity interest, voting debt or equity rights;

•

grant, award or issue any Emclaire stock options, restricted units, stock appreciation rights, restricted stock, awards based on the value of Emclaire’s capital stock or other equity-based awards with respect to Emclaire common shares under any of the Emclaire employee benefit plans or otherwise;

•

make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock (other than regular quarterly dividends not exceeding $0.31 per Emclaire common share, regular semi-annual dividends on the Emclaire preferred shares and from its wholly owned subsidiaries to it);

•	directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock;

•

amend the terms of, waive any right under, terminate, knowingly violate the terms of or enter into any contract or other binding obligation outside the ordinary course of business consistent with past practice or certain specified types of material contracts;

•

sell, mortgage, transfer, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except those in the ordinary course of business consistent with past practice and in transactions that are not material to Emclaire and Emlenton Bank when taken as a whole;

•

acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity;

•	amend the Emclaire Amended and Restated Articles of Incorporation, or the Emclaire Bylaws, or similar governing documents of any of its significant subsidiaries;

•

implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements or any regulatory agency responsible for regulating Emclaire;

•

except as required by applicable law or under the terms of any Emclaire employee benefit plan existing as of the date of the Merger Agreement: (1) increase in any manner (beyond agreed amounts) the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Emclaire or Emlenton Bank, (2) pay or award, or commit to pay or award, any bonuses or incentive compensation (beyond agreed amounts), (3) become a party to, establish, amend, alter prior interpretations of, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any employee (or newly hired employee), (4) except as contemplated by the Merger Agreement, accelerate the vesting or lapsing of restrictions with respect to any stock-based incentive compensation, (5) fund any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan, (6) change any actuarial assumptions used to calculate funding obligations with respect to any employee benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law, or (7) hire or terminate without cause any employee who has or would have target total compensation of $100,000 or more;

•

take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or, except as may be required by applicable law imposed by any governmental entity, take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, or take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger not being satisfied;

•	incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice;

•

enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by law or as requested by a regulatory agency;

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other than in consultation with Farmers, make any material change to its investment securities portfolio, derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as required by law or as requested by a regulatory agency;

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settle any action, suit, claim or proceeding against it, except for settlements in an amount and for consideration not in excess of $50,000 individually (or $100,000 in the aggregate) and that would not impose any restriction on the business of it or its subsidiaries or create precedent for claims that is reasonably likely to be material to it or its subsidiaries;

•	make an application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	make or incur any capital expenditure in excess of $25,000 individually or $100,000 in the aggregate, except for previously existing binding commitments;

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issue any written communication of a general nature to its employees or customers without the prior approval of Farmers (which will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger;

•

make or change any material tax elections, change or consent to any change in it or its subsidiaries’ method of accounting for tax purposes (except as required by applicable tax law), enter into any structured transaction outside of its regular course of business, settle or compromise any material tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of taxes, surrender any right to claim a refund for a material amount of taxes, or file any material amended tax return;

•

except for (1) loans or legally binding commitments for loans that have previously been approved by Emclaire prior to date of the Merger Agreement, make or acquire any loan or issue a commitment (or renew or extend an existing commitment) for any loan, or amend or modify in any material respect any existing loan, that would result in total credit exposure to the applicable borrower (and its affiliates) in excess of $1,500,000, (2) with respect to amendments or modifications that have previously been approved by Emclaire prior to the date of the Merger Agreement, amend or modify in any material respect any existing loan rated “special mention” or below with total credit exposure in excess of $1,500,000, or (3) with respect to any actions that have previously been approved by Emclaire prior to the date of the Merger Agreement, modify or amend any loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Emclaire, in each case in excess of $1,000,000; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the above prohibited actions.

Farmers agreed to a limited set of restrictions on its business prior to the completion of the Merger. Specifically, Farmers agreed that prior to the effective time of the Merger, except as expressly permitted by the Merger Agreement, it will not, without the prior written consent of Emclaire (which shall not be unreasonably withheld or delayed), and will not permit any of its subsidiaries to:

•

take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or, except as may be required by applicable law imposed by any governmental entity, take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, or take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger not being satisfied;

•

make or change any material tax elections, change or consent to any change in it or its subsidiaries’ method of accounting for tax purposes (except as required by applicable tax law), enter into any structured transaction outside of its regular course of business, settle or compromise any material tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of taxes, surrender any right to claim a refund for a material amount of taxes, or file any material amended tax return; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the above prohibited actions.

Regulatory Matters. Farmers and Emclaire agreed to use commercially reasonable efforts to prepare and file within 60 days after the date of the Merger Agreement with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part. Farmers agreed to use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Emclaire agreed to mail or deliver the proxy statement/prospectus to its shareholders. Farmers also agreed to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to complete the Merger, and Emclaire agreed to furnish all information concerning Emclaire and Emclaire common shareholders as may be reasonably requested in connection with any such action.

Farmers and Emclaire have agreed to cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals waivers and authorizations of all third parties and governmental entities that are necessary or advisable to complete the Merger and the bank merger and to comply with the terms and conditions of all such permits, consents, approvals and authorizations.

Additionally, each of Farmers and Emclaire have agreed to furnish to the other all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Farmers, Emclaire or any of their respective subsidiaries to any governmental entity in connection with the Merger and the bank merger.

Shareholder Approval. Emclaire’s board of directors has resolved to recommend to the Emclaire common shareholders that they approve the Merger Agreement (subject to certain exceptions if, following the receipt of a superior proposal (as defined below), the Emclaire board of directors determines in good faith that withdrawal of such recommendation is reasonably necessary for the board of directors to comply with its fiduciary duties under Pennsylvania law) and to submit to the Emclaire common shareholders the Merger Agreement and any other matters required to be approved by the Emclaire common shareholders in order to carry out the intentions of the Merger Agreement.

NASDAQ Listing. Farmers will cause the Farmers common shares to be issued in the Merger to be authorized for listing on NASDAQ, subject to official notice of issuance, prior to the effective time of the Merger.

Employee Matters. The Merger Agreement provides that at or prior to the effective time, Farmers will take all reasonable actions so that employees of Emclaire and its subsidiaries will be entitled to participate in each Farmers employee benefit plan of general applicability (other than any plan that is frozen to new participants) to the same extent as similarly-situated employees of Farmers and its subsidiaries. Farmers will cause each Farmers employee benefit plan in which employees of Emclaire and its subsidiaries are eligible to participate to recognize, for purposes of eligibility to participate in and vesting of benefits under the Farmers employee benefit plans, the services of such employees of Emclaire and its subsidiaries to the same extent such service was credited for such purposes by Emclaire and its subsidiaries.

Indemnification and Directors’ and Officers’ Insurance. From and after the effective time of the Merger, Farmers will indemnify and hold harmless, each present and former director and officer of Emclaire and Emlenton Bank to the fullest extent provided under Emclaire’s Amended and Restated Articles of Incorporation and Bylaws, and to the extent permitted under applicable laws, from liabilities arising out of or pertaining to matters existing or occurring at or before the effective time of the Merger, including the transactions contemplated by the Merger Agreement. Farmers also agreed, that for a period of six (6) years following the effective time of the Merger, it will use its best efforts to provide directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of Emclaire or any of its subsidiaries with respect to claims against such officers and directors arising from facts or events occurring before the effective time of the Merger, including the transactions contemplated by the Merger Agreement. The insurance will contain terms and conditions that are no less advantageous than the current coverage provided by Emclaire, except that Farmers is not required to incur annual premium expense greater than 175% of Emclaire’s current annual directors’ and officers’ liability insurance premium. At the option of Farmers, prior to the completion of the Merger and in lieu of the foregoing, Farmers may purchase and pay for a tail policy for directors’ and officers’ liability insurance on the terms described in this paragraph.

No Solicitation. The Merger Agreement precludes Emclaire and its subsidiaries and their respective officers, directors, employees, agents, advisors and other retained representatives from (1) initiating, soliciting, encouraging, knowingly facilitating (including by way of providing information) or inducing inquiries, proposals or offers with respect to, or the making or completing, any acquisition proposal (as defined below) by a third party, (2) entering into, continuing or participating in any discussions or negotiations regarding, or furnishing to any third party any confidential or nonpublic information with respect to or in connection with, an acquisition proposal, (3) taking any other action to knowingly facilitate any inquiries or making any proposal that constitutes or may reasonably be expected to lead to an acquisition proposal, (4) approving, endorsing or recommending or proposing to approve, endorse or recommend any acquisition proposal or any agreement related to an acquisition proposal, (5) entering into any agreement contemplating or otherwise relating to any acquisition transaction (as defined below) with a third party or acquisition proposal, (6) entering into any agreement or agreement in principle with a third party requiring, directly or indirectly, Emclaire to abandon, terminate or fail to complete the

Merger or breach its obligations under the Merger Agreement, or (7) proposing or agreeing to do any of the actions in items (1) through (6) above. However, if at any time before Emclaire’s shareholder meeting Emclaire receives an unsolicited bona fide written acquisition proposal by any third party, other than as a result of taking the prohibited actions described above, and Emclaire’s board of directors determines, in its good faith judgment (after consultation with Emclaire’s financial and outside legal counsel) to constitute or to be reasonably likely to result in a superior proposal (as defined below), Emclaire and its representatives may furnish nonpublic information and participate in negotiations or discussions to the extent Emclaire’s board of directors has determined, in its good faith judgment (after consultation with its outside legal counsel), that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable law. Emclaire agreed to immediately terminate any activities, discussions or negotiations conducted before the date of the Merger Agreement with any persons other than Farmers with respect to any acquisition proposal. Emclaire also agreed to advise Farmers within 48 hours following receipt of any acquisition proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any acquisition proposal and the terms and conditions of such acquisition proposal (including the identity of the third party making such acquisition proposal), and will keep Farmers promptly apprised of any developments. Emclaire also agreed to simultaneously provide to Farmers any information concerning it that may be provided to any other person in connection with any acquisition proposal which has not previously been provided to Farmers.

In addition, at any time prior to Emclaire’s shareholder meeting, the board of directors of Emclaire may withdraw its recommendation of the Merger Agreement, and may change its recommendation with respect to the Emclaire Merger proposal, if and only if (1) from the date of the Merger Agreement Emclaire has complied with its obligations with respect to the non-solicitation of acquisition proposals and certain other of its obligations with respect to convening the Emclaire shareholder meeting set forth in the Merger Agreement, and (2) the board of directors of Emclaire has determined in good faith, after consultation with outside legal counsel, that the taking of such action would be reasonably necessary for the board of directors to comply with its fiduciary duties under applicable law; except that the board of directors of Emclaire may not effect such a change in its recommendation to Emclaire shareholders unless:

•

Emclaire receives an unsolicited bona fide written acquisition proposal and the board of directors of Emclaire concludes in good faith (after consultation with its financial advisors and outside legal counsel) that such acquisition proposal is a superior proposal, after taking into account any amendment or modification to the Merger Agreement agreed to or proposed by Farmers;

•

Emclaire provides prior written notice to Farmers at least three business days in advance (the “notice period”) of taking such action, which notice advises Farmers that the board of directors of Emclaire has received a superior proposal, specifies the material terms and conditions of such superior proposal (including the identity of the third party making the superior proposal);

•

during the notice period, Emclaire and its financial advisors and outside legal counsel negotiate with Farmers in good faith (to the extent Farmers desires to do so) to make such adjustments in the terms and conditions of the Merger Agreement so that such superior proposal ceases to constitute a superior proposal; and

•

the board of directors of Emclaire concludes in good faith (after consultation with Emclaire’s financial advisors and outside legal counsel) that, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered or agreed to by Farmers, if any, that such acquisition proposal continues to constitute a superior proposal.

If during the notice period any material revisions are made to the superior proposal, Emclaire must deliver a new written notice to Farmers and must again comply with the requirements described above with respect to such new written notice, except that the new notice period will be two business days. In the event the board of directors of Emclaire does not conclude, after complying with the requirements described above, that the acquisition proposal continues to constitute a superior proposal, and afterwards seeks to change its recommendation to the Emclaire shareholders, it must comply once again with the procedures described above with respect to any future superior proposal.

As used in the Merger Agreement, “acquisition proposal” means any proposal, offer, inquiry, or indication of interest (whether binding or non-binding, and whether communicated to Emclaire or publicly announced to Emclaire’s shareholders) by any person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Farmers or any of its affiliates, relating to an acquisition transaction involving Emclaire or any of its present or future consolidated subsidiaries, or any combination of such subsidiaries.

As used in the Merger Agreement, “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (1) any acquisition (whether direct or indirect, including by way of Merger, share exchange, consolidation, business combination or other similar transaction) or purchase from Emclaire by any person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Farmers or any of its affiliates, of 25% or more in interest of the total outstanding voting securities of Emclaire or any of its subsidiaries (measured by voting power), or any tender offer or exchange offer that if completed would result in any person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Farmers or any of its affiliates, beneficially owning 25% or more in interest of the total outstanding voting securities of Emclaire or any of its subsidiaries (measured by voting power), or any merger, consolidation, share exchange, business combination or similar transaction involving Emclaire pursuant to which the shareholders of Emclaire immediately preceding such transaction would hold less than 75% of the equity interests in the surviving or resulting entity of such transaction (or, if applicable, the ultimate parent thereof) (measured by voting power); (2) any sale or lease or exchange, transfer, license, acquisition or disposition of a business, deposits or assets that constitute 25% or more of the consolidated assets, business, revenues, net income, assets or deposits of Emclaire; or (3) any liquidation or dissolution of Emclaire or any of its subsidiaries.

As used in the Merger Agreement, “superior proposal” means any bona fide written acquisition proposal that the board of directors of Emclaire determines in its good faith judgment to be more favorable to Emclaire’s shareholders than the Merger and to be reasonably capable of being completed on the terms proposed, after (1) receiving the advice of outside counsel and Raymond James, and (2) taking into account all material relevant factors (including the likelihood of consummation of such transaction on the terms set forth therein; any proposed changes to the Merger Agreement that may be proposed by Farmers in response to such acquisition proposal (whether or not during the notice period); and all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing)); except that for purposes of the definition of “superior proposal,” the references to “25%” and “75%” in the definitions of acquisition proposal and acquisition transaction are changed to “50%.”

Representations and Warranties

The Merger Agreement contains representations and warranties made by Emclaire to Farmers relating to a number of matters, including the following:

•	corporate organization, good standing, corporate power and authority, qualification to do business, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the Merger Agreement or completing the Merger;

•	required regulatory consents and approvals necessary in connection with the Merger;

•	proper filing of documents with regulatory agencies and the SEC and compliance in all material respects with all legal requirements relating to such documents;

•	Emclaire’s financial statements’ conformity with U.S. GAAP and SEC requirements and the absence of undisclosed liabilities;

•	broker’s and finder’s fees related to the Merger;

•	absence of a material adverse effect on Emclaire since December 31, 2021;

•	compliance with applicable law;

•	inapplicability of state takeover laws;

•	employee compensation and benefits matters;

•	opinion from financial advisor;

•	home mortgage loan repurchases;

•	legal proceedings;

•	material contracts;

•	environmental matters;

•	tax matters;

•	absence of action or any fact or circumstance that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	intellectual property;

•	properties;

•	insurance;

•	accounting and internal controls;

•	derivatives;

•	labor matters; and

•	loan matters.

The Merger Agreement also contains representations and warranties made by Farmers and Merger Sub to Emclaire relating to a number of matters, including the following:

•	corporate organization, good standing, corporate power and authority and qualification to do business;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the Merger Agreement or completing the Merger;

•	required regulatory consents necessary in connection with the Merger;

•	proper filing of documents with regulatory agencies and the SEC and the accuracy of information contained in the documents filed with the SEC;

•	Farmers’ financial statements’ conformity with GAAP and the absence of undisclosed liabilities;

•	broker’s and finder’s fees related to the Merger;

•	compliance with applicable law;

•	legal proceedings;

•	the absence of a material adverse effect on Farmers since December 31, 2021;

•	tax matters;

•	absence of any action or any fact or circumstance that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	intellectual property;

•	properties;

•	insurance;

•	accounting and internal controls;

•	ownership of Emclaire common shares; and

•	available funds.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to Farmers or Emclaire, as the case may be, means a material adverse effect on (1) the financial condition, results of operations or business of that party and its subsidiaries taken as a whole, or (2) a material adverse effect on the ability of that party to complete the Merger on a timely basis, other than, with respect to (1) above, effects resulting from (A) changes in applicable GAAP or regulatory accounting requirement, or the enforcement, implementation or interpretation thereof, (B) changes in laws of general applicability to companies in the industries in which the party and its subsidiaries operate, (C) changes, events, or developments, in global, national or regional political conditions (including the outbreak or escalation of war (declared or undeclared) or hostilities, any occurrence or threat of acts of terrorism or any armed hostilities associated therewith and any national or international calamity, disaster, or emergency or any escalation thereof) or in or general economic or market conditions affecting the financial services industry generally and not specifically relating to a party or its subsidiaries (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) or other changes, events or developments that affect banks or their holding companies generally, (D) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (E) the public disclosure of the Merger Agreement and compliance with the Merger Agreement, (F) any legal action asserted or other actions initiated by any holder of Emclaire common shares or preferred shares or any holder of Farmers common shares arising out of or related to the Merger Agreement, (G) the announcement, pendency or completion of the transactions contemplated in the Merger Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relations with Emclaire or Emlenton Bank or (H) actions or omissions taken with the prior written consent of the other party, except, with respect to clauses (A), (B) and (C), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the party and its subsidiaries operate.

The representations and warranties in the Merger Agreement do not survive the effective time of the Merger. Furthermore, as described below under “– Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party knowingly breached the Merger Agreement.

This summary and the copy of the Merger Agreement attached to this document as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by Farmers and Emclaire, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Farmers, Emclaire or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Farmers’ public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Farmers publicly files with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” in the forepart of this document.

Conditions to the Merger

Conditions to Each Party’s Obligations. The respective obligations of each of Farmers and Emclaire to complete the Merger are subject to the satisfaction of the following conditions:

•	approval of the Merger Agreement by Emclaire’s common shareholders, on substantially the terms and conditions in the Merger Agreement;

•	authorization for the listing on NASDAQ of the Farmers common shares to be issued in the Merger, subject to official notice of issuance;

•

the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose;

•

the absence of any order, injunction or decree issued by any court or agency or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; and

•

the receipt of all regulatory approvals of governmental entities necessary to complete the transactions contemplated by the Merger Agreement, and the expiration of all applicable statutory waiting periods.

Conditions to Obligations of Farmers and Merger Sub. The obligation of Farmers and Merger Sub to complete the Merger is also subject to the satisfaction, or waiver by Farmers, of the following conditions:

•

the accuracy of Emclaire’s representations and warranties in the Merger Agreement as of the date of the Merger Agreement and as of the effective time of the Merger (other than representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date), subject to applicable materiality qualifiers (and the receipt of an officer’s certificate from Emclaire to that effect);

•

the performance by Emclaire in all material respects of all obligations required to be performed by it under the Merger Agreement at or prior to the effective time of the Merger (and the receipt of an officer’s certificate from Emclaire to that effect);

•

the receipt of a legal opinion, dated as of the closing date, from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•

the agreement by William C. Marsh (the current President and Chief Executive Officer and Chairman of the Board of Emclaire and Emlenton Bank) to serve as Senior Vice President of Farmers and Market President, Pennsylvania, of the Farmers Bank; and

•

the absence of any action, determination or law enacted, entered, enforced or deemed applicable to the transactions contemplated by the Merger Agreement, including the Merger and the bank merger, by any governmental entity which imposes any restriction, requirement or condition that, individually or in the aggregate would, after the effective time of the Merger, restrict or burden Farmers or the surviving company or any of their respective affiliates in connection with the transactions contemplated by the Merger Agreement or with respect to the business or operations of Farmers or the surviving company that would have a material adverse effect on Farmers, the surviving company or any of their respective affiliates, in each case measured on a scale relative to Emclaire.

Conditions to Obligations of Emclaire. The obligation of Emclaire to complete the Merger is also subject to the satisfaction, or waiver by Emclaire, of the following conditions:

•

the accuracy of the representations and warranties of Farmers and Merger Sub in the Merger Agreement as of the date of the Merger Agreement and as of the effective time of the Merger (other than representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date), subject to applicable materiality qualifiers (and the receipt of an officer’s certificate from Farmers to that effect);

•

the performance by Farmers and Merger Sub in all material respects of all obligations required to be performed by either of them under the Merger Agreement at or prior to the effective time of the Merger (and the receipt of an officer’s certificate from Farmers and Merger Sub to that effect);

•

the receipt of a legal opinion, dated as of the closing date, from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; and

•

Farmers’ authorization of delivery of the Farmers common shares to be issued in the Merger and the delivery by Farmers of the cash consideration (and, to the extent then determinable, any cash payable in lieu of fractional shares) to be paid in the Merger.

Termination; Termination Fee

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the Merger by Emclaire’s common shareholders:

•	by mutual written consent of Farmers and Emclaire;

•

by either party, if a required governmental approval is denied by final, non-appealable action, or if a governmental entity has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the transactions contemplated by the Merger Agreement;

•

by either Farmers or Emclaire, if the Merger has not closed on or before January 31, 2023, unless the failure to close by such date is due to the terminating party’s failure to observe the covenants and agreements of such party in the Merger Agreement;

•

by either Farmers or Emclaire, if there is a breach by the other party of any of its representations or warranties or any failure to perform in all material respects any of its covenants or agreements, that would, either individually or in the aggregate with other breaches by such party, result in, if occurring or continuing on the closing date, the failure of the conditions of the terminating party’s obligation to complete the Merger and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement);

•	by Farmers, if at any time prior to the effective time of the Merger, Emclaire’s board of directors has (1) failed to recommend to the shareholders of Emclaire that they vote to approve the Merger

Agreement, (2) changed its recommendation with respect to the Merger Agreement, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, certain acquisition proposals other than the Merger Agreement, whether or not permitted by the Merger Agreement, or has resolved to do the same, or (3) failed to substantially comply with its obligations to recommend to the Emclaire shareholders the adoption of the Merger proposal and call a shareholder meeting for that purpose or its non-solicitation obligations;

•

by Farmers, if a tender offer or exchange offer for 15% or more of the outstanding Emclaire common shares is commenced (other than by Farmers or a subsidiary of Farmers), and Emclaire’s board of directors recommends that the shareholders of Emclaire tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender or exchange offer within ten business days;

•

by Emclaire, if Farmers fails to take the actions required in the Merger Agreement to (1) use commercially reasonable efforts to prepare and file with the SEC a registration statement on Form S-4 within 60 days of the Merger Agreement, use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing or use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to complete the Merger or (2) fails to cause the Farmers common shares to be issued in the Merger to be authorized for listing on NASDAQ, subject to official notice of issuance, prior to the effective time of the Merger;

•

by either Farmers or Emclaire, if the Emclaire common shareholders do not vote to approve the Merger Agreement at the special meeting duly held shareholders meeting (including any adjournment or postponement of such meeting); or

•

by Emclaire, if both of the following conditions are satisfied: (i) the average closing price of Farmers’ common stock for the 20 consecutive trading days ending on the tenth calendar day immediately prior to the effective time of the Merger is less than $13.616 (80% of the starting price of $17.02, as defined in the Merger Agreement), and (ii) a specified ratio of the sales prices of Farmers’ common stock is less than a specified index ratio of stocks of a bank peer group, unless Farmers elects to make an adjustment to the exchange ratio.

Emclaire must pay Farmers a termination fee of $3,750,000 in the following circumstances:

•

(1) either (A) Emclaire or Farmers terminates the Merger Agreement because the Merger has not been completed by January 31, 2023, or (B) Farmers terminates the Merger Agreement because of Emclaire’s willful breach of the Merger Agreement, and (2) prior to termination, there has been a publicly announced acquisition proposal by any third party to Emclaire or its shareholders or a third party announced an intention to make an acquisition proposal, and (3) within 12 months of such termination Emclaire either (A) completes an acquisition transaction, or (B) enters into any definitive agreement contemplating or otherwise relating to any acquisition transaction (but not including any confidentiality agreement required by the non-solicitation provisions contained in the Merger Agreement) with respect to an acquisition transaction or acquisition proposal, whether or not such acquisition transaction or acquisition proposal is subsequently completed (but changing, in the case of the preceding clauses (A) and (B), the references to the 25% and 75% amounts in the definitions of acquisition transaction and acquisition proposal to 50%);

•

Either Emclaire or Farmers terminates the Merger Agreement because Emclaire shareholders have not approved the Merger Agreement at the Emclaire shareholder meeting, and within six months of such termination Emclaire either (A) completes an acquisition transaction, or (B) enters into any definitive agreement contemplating or otherwise relating to any acquisition transaction (but not including any confidentiality agreement required by the non-solicitation provisions contained in the Merger Agreement) with respect to an acquisition transaction or acquisition proposal, whether or not such acquisition transaction or acquisition proposal is subsequently completed (but changing, in the case of the preceding clauses (A) and (B), the references to the 25% and 75% amounts in the definitions of acquisition transaction and acquisition proposal to 50%); or

•

Farmers terminates the Merger Agreement prior to the effective time of the Merger, because (1) the Emclaire board of directors (A) failed to recommend that the Emclaire shareholders approve the Merger Agreement, (B) changed its recommendation with respect to the Merger Agreement, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, any acquisition proposal, whether or not permitted by the Merger Agreement, or resolving to do the same, or (C) failed to substantially comply with its obligations to call a special meeting of the Emclaire shareholders and recommend that they approve the Merger Agreement and to refrain from soliciting alternative acquisition proposals, or (2) a tender offer or exchange offer is commenced for 15% or more of the outstanding shares of Emclaire common shares (other than by Farmers or one of its subsidiaries), and the board of directors of Emclaire recommends that the Emclaire shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that they reject such tender offer or exchange offer within the ten business day period provided for in Rule 14e-2(a) under the Exchange Act.

Effect of Termination

If the Merger Agreement is validly terminated, the Merger Agreement will become void without any liability on the part of any of the parties, except in the case of a party’s willful breach of the Merger Agreement. However, the provisions of the Merger Agreement relating to confidentiality obligations of the parties, the termination fee, publicity and certain other technical provisions will continue in effect notwithstanding termination of the Merger Agreement.

Amendments, Extensions and Waivers

The Merger Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the Merger Agreement proposal by the Emclaire shareholders, in writing signed on behalf of each of the parties, provided that after any approval of the transactions contemplated by the Merger Agreement by the Emclaire shareholders, there may not be, without further approval of such shareholders, any amendment of the Merger Agreement that requires further approval under applicable law.

At any time prior to the effective time of the Merger, the parties, by action taken or authorized by their respective boards of directors, may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the Merger Agreement or waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any extension or waiver must be in a signed writing.

Stock Market Listing

Application will be made by Farmers to have the Farmers common shares to be issued in the Merger approved for listing on NASDAQ, which is the principal trading market for existing Farmers common shares. It is a condition to both parties’ obligation to complete the Merger that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

All fees and expenses incurred in connection with the Merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger is completed.

COMPARISON OF CERTAIN RIGHTS OF EMCLAIRE SHAREHOLDERS AND FARMERS SHAREHOLDERS

Those shareholders of Emclaire who receive Farmers common shares in the Merger will become shareholders of Farmers. Their rights as shareholders of Farmers will be governed by the Ohio Revised Code and by Farmers’ Articles of Incorporation, as amended, and Amended Code of Regulations, while Emclaire shareholders are currently governed by the Pennsylvania Business Corporation Law (the “PBCL”) and by Emclaire’s Amended and Restated Articles of Incorporation and Bylaws. Although the rights of the holders of Farmers’ common shares and those of the holders of shares of Emclaire’s common stock are similar in many respects, there are some differences. These differences are due to differences between Ohio and Pennsylvania corporate law, differences between provisions of the Articles of Incorporation, as amended, of Farmers and the Amended and Restated Articles of Incorporation of Emclaire, and differences between provisions of the Amended Code of Regulations of Farmers and the Bylaws of Emclaire.

The following chart compares certain rights of the holders of Emclaire common shares to the rights of holders of Farmers common shares. This summary, however, does not purport to be a complete description of such differences and is qualified in its entirety by reference to the relevant provisions of Ohio law or Pennsylvania law, as applicable, and the respective corporate governance instruments of Emclaire and Farmers.

Quorum of Shareholders

Emclaire	Farmers
Under Emclaire’s Bylaws, the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the particular matter shall constitute a quorum for purposes of considering such matter, unless otherwise provided by statute.	Under Farmers’ Amended Code of Regulations, shareholders representing not less than one-third (1/3) of the outstanding voting stock constitute a quorum for a meeting, except when a greater proportion is required by law or the Articles of Incorporation.

Call of Special Meeting of Shareholders

Emclaire	Farmers
The Bylaws of Emclaire provide that special meetings of shareholders only may be called by the president of Emclaire, a majority of the board of directors or its executive committee.	Farmers’ Amended Code of Regulations provides that special meetings of shareholders may be called at any time by the chairman of the board of directors, president or a vice president, or a majority of the board of directors acting with or without a meeting, or the holder or holders of one-fourth (1/4) of all shares outstanding and entitled to vote at the meeting.

Authorized Capital

Emclaire	Farmers
Emclaire’s authorized capital stock consists of 12,000,000 shares of common stock, par value $1.25 per share, and 3,000,000 shares of preferred stock, par value $1.00 per share.	Farmers’ Articles of Incorporation, as amended, authorize Farmers to issue up to 50,000,000 shares, each without par value.

Voting Rights

Emclaire	Farmers
Emclaire’s Bylaws provide that except as may be otherwise provided by statute or by the Articles of Incorporation, at every shareholders meeting, every shareholder entitled to vote thereat shall have the right to one vote for every share owned on the record date fixed for that meeting.	Farmers’ Articles of Incorporation, as amended, provide that each shareholder shall be entitled to one (1) vote for each share of stock standing in his name on the books of Farmers.

Removal of Directors

Emclaire	Farmers
Emclaire’s Bylaws provide that upon application of any shareholder or director, the court may remove from office any director in case of a fraudulent or dishonest act, or gross abuse of authority or discretion with respect to Emclaire, or for any other proper cause, and may bar from office any director so removed for a period prescribed by the court.	Farmers’ Amended Code of Regulations provides that any or all of the directors shall only be removed with cause and only by the affirmative vote of the holders of not of not less than sixty-six and two-thirds percent (66 2/3%) of the voting stock of Farmers at a meeting called for such purpose. Sufficient showing of cause shall be determined by a two-thirds (2/3) majority vote of the unaffected directors if there exists a minimum of four (4) unaffected directors. In the event there exists less than four (4) unaffected directors, then sufficient showing of cause shall be determined by unanimous vote of the unaffected directors and by an opinion of an uninterested legal counsel designated by the president of Farmers, which such opinion concurs with the findings of the unaffected directors.

Pre-emptive Rights

Emclaire	Farmers
Emclaire’s Articles of Incorporation provide that shareholders shall not have preemptive rights in connection with the issuance of capital stock.	Farmers’ Articles of Incorporation, as amended, provide that, subject to certain exceptions, shareholders have the right to purchase shares in any offering or sale by Farmers of shares for cash in proportion to their respective holdings of Farmers common shares.

Amendment of Articles of Incorporation and Code of Regulations or Bylaws

Emclaire	Farmers
Emclaire’s Articles of Incorporation may be amended in accordance with the PBCL which generally provides that any amendment of the articles of incorporation may be made if it is first approved by the board of directors and thereafter approved by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof.	Farmers’ Articles of Incorporation, as amended, may only be amended by the affirmative vote of the holders of shares of Farmers entitling them to exercise at least two-thirds (2/3) of voting power of Farmers, except that an amendment of the article relating to certain “control share acquisitions” and “business combinations” requires the affirmative vote of seventy-five percent (75%) of the voting power of Farmers.

Emclaire	Farmers
Emclaire’s Bylaws may be amended by the majority vote of the board of directors at a regular or special meeting of the board of directors or the affirmative vote of two-thirds of the outstanding shares of common stock at a regular or special meeting of shareholders convened for such purpose.	Farmers’ Amended Code of Regulations provides that the Amended Code of Regulations may be amended or repealed by the affirmative vote of the holders of a majority of the voting power of Farmers, at any meeting of shareholders called for that purpose, except that an amendment of the regulation relating to Article III, Section 3 — Election and Term of Directors, shall require a sixty-six and two-thirds percent (66 2/3%) majority vote of the shareholders.

Farmers’ Amended Code of Regulations provides that the Amended Code of Regulations may be amended or repealed at any meeting of the board of directors called for that purpose at which a quorum is present, by the affirmative vote of a majority of the members in attendance, or by the unanimous written consent of the board of directors, provided that such regulations as amended or repealed will not divest the shareholders of the power, nor limit their power to adopt, amend, or repeal the Amended Code of Regulations.

Votes Required to Approve Certain Transactions

Emclaire	Farmers
Under Emclaire’s Articles of Incorporation, a merger, consolidation, liquidation or dissolution of Emclaire, or any action that would result in the sale or other disposition of all or substantially all of Emclaire’s assets, must be approved by the affirmative vote of the holders of at least two-thirds of the shares of common stock, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof. Provided, however, this two-thirds vote requirement shall not apply if the merger or other transaction is first approved by a majority of the board of directors then in office (as was the case with respect to the Merger and Merger Agreement). If approved by a majority of the board, then the merger or consolidation will only require such affirmative vote as may be required by applicable law.	Pursuant to Farmers’ Articles of Incorporation, a “control share acquisition” must be approved by the shareholders. If the control share acquisition is approved by at least two-thirds (2/3) of the board of directors, then the proposed control share acquisition must be approved by the affirmative vote of at least two-thirds (2/3) of the voting power of Farmers. If the control share acquisition is not so approved by the board of directors, the proposed control share acquisition must be approved by the affirmative vote of at least eighty percent (80%) of the voting power of Farmers.

Provisions with Anti-Takeover Effects

Emclaire	Farmers

The following discussion is a general summary of certain provisions of Pennsylvania law and Emclaire’s Amended and Restated Articles of Incorporation and Bylaws that may be deemed to have an “anti-takeover” effect:

•  Emclaire’s Articles of Incorporation and Bylaws.    Emclaire’s Amended and Restated Articles of Incorporation and Bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might be deemed to have a potential anti-takeover effect. In addition, these provisions will also render the removal of Emclaire’s board of directors or management more difficult. These provisions include a classified board of directors, provisions related to shareholder nominations, calling of a special meeting of shareholders, no cumulative voting for the election of directors, and supermajority shareholder vote for a merger, consolidation or liquidation unless approved by a majority of the board.

•  Pennsylvania Law.    Under the PBCL, certain anti-takeover provisions apply to Pennsylvania “registered corporations” (e.g., publicly traded companies), including those related to (i) control share acquisitions, (ii) disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders and (iv) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows registered corporations to opt-out of any of these anti-takeover provisions. Emclaire is a registered corporation under the PBCL.

Farmers’ Articles of Incorporation, as amended, and Amended Code of Regulations contain provisions that may serve as anti-takeover protections, which include:

•  the division of the board of directors into three classes;

•  the ability of Farmers’ board of directors to fill vacancies and newly created directorships by a vote of the majority of the directors then in office; and

•  the supermajority voting requirements for certain corporate transactions.

INFORMATION ABOUT EMCLAIRE

Share Ownership of Certain Emclaire Beneficial Owners and Management

Persons and groups owning in excess of 5% of Emclaire’s common stock are required to file certain reports regarding such ownership pursuant to the Exchange Act. The following table sets forth, as of May 23, 2022, certain information as to the Emclaire common stock beneficially owned by (i) persons or groups who own more than 5% of the Emclaire common stock, (ii) the directors of Emclaire, (iii) certain executive officers of Emclaire (which we refer to as “named executive officers”), and (iv) all directors and executive officers of Emclaire as a group. Management of Emclaire knows of no person or group that owned more than 5% of the outstanding shares of Emclaire common stock at the record date.

Name	Amount and Nature of Beneficial Ownership(1)		Percent of Outstanding Common Stock Beneficially Owned
Directors:
Henry H. Deible	74,620	(2)	2.73%
Nicholas D. Varischetti	68,054		2.49%
Robert W. Freeman	65,952	(3)	2.41%
William C. Marsh	63,575	(4)	2.32%
John B. Mason	41,042		1.50%
Milissa S. Bauer	39,197	(5)	1.43%
James M. Crooks	30,029	(6)	1.10%
Mark A. Freemer	24,500		*
Deanna K. McCarrier	23,989		*
David L. Cox	20,830	(7)	*
Henry H. Deible II	884		*
Steven J. Hunter	200		*
Named Executive Officers:
Jennifer A. Poulsen	7,751	(8)	*
Amanda L. Engles	4,730	(9)	*
All directors and executive officers as a group (16 persons)	471,199	(10)	17.23%

*	Represents less than 1% of the outstanding Emclaire common stock.
(1)

Based upon information provided by the respective beneficial owners and filings with the SEC made pursuant to the Exchange Act. For purposes of this table, pursuant to rules promulgated under the Exchange Act, a person or entity is considered to beneficially own shares of common stock if they directly or indirectly have or share (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, a person or entity has sole voting power and sole investment power with respect to the indicated shares.

(2)	Of the 74,620 shares beneficially owned by Mr. Deible, 34,254 shares are owned jointly with his spouse and 7,165 shares are held by an entity owned and controlled by Mr. Deible.
(3)	Of the 65,952 shares beneficially owned by Mr. Freeman, 1,853 shares are owned individually by his spouse.
(4)	Of the 63,575 shares beneficially owned by Mr. Marsh, 5,175 shares are held in Emclaire’s 401(k) Plan.
(5)

Of the 39,197 shares beneficially owned by Ms. Bauer, 6,379 shares are owned jointly with her spouse, 14,288 shares are owned individually by her spouse and 100 shares are owned individually by her son.

(6)	Of the 30,029 shares beneficially owned by Mr. Crooks, 3,273 shares are owned jointly with his spouse and 635 shares are owned individually by his spouse.
(7)	Of the 20,830 shares beneficially owned by Mr. Cox, 20,330 are owned jointly with his spouse and 500 shares are owned individually by his spouse.

(8)	Of the 7,751 shares beneficially owned by Ms. Poulsen, 2,703 shares are held in Emclaire’s 401(k) Plan.
(9)	Of the 4,730 shares beneficially owned by Ms. Engles, 3,230 shares are held in Emclaire’s 401(k) Plan.
(10)	Of the 471,199 shares beneficially owned by all directors and officers as a group, 14,460 shares are held in Emclaire’s 401(k) Plan.

Description of Emclaire’s Business

Emclaire is a Pennsylvania corporation and financial holding company that provides a full range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary bank, Emlenton Bank.

Emlenton Bank was organized in 1900 as a national banking association and is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such funds in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, marketable securities and interest-earning deposits. Emlenton Bank currently operates through a network of 19 retail branch offices in Venango, Allegheny, Butler, Clarion, Clearfield, Crawford, Elk, Jefferson and Mercer Counties, Pennsylvania. Emclaire and Emlenton Bank are headquartered in Emlenton, Pennsylvania.

Emlenton Bank is subject to examination and comprehensive regulation by the OCC, which is Emlenton Bank’s chartering authority, and the FDIC, which insures customer deposits held by Emlenton Bank to the full extent provided by law. Emlenton Bank is a member of the FRB of Cleveland and the FHLB of Pittsburgh. Emclaire is a registered bank holding company pursuant to the BHCA and a financial holding company under the GLBA and is subject to regulation and examination by the FRB.

The principal lending activities of Emclaire are the origination of residential mortgage, commercial mortgage, commercial business and consumer loans. The majority of Emclaire’s loans are originated in and secured by property within Emclaire’s primary market area.

Emclaire maintains an investment portfolio of securities such as U.S. government agencies, mortgage-backed securities, collateralized mortgage obligations, municipal, corporate and equity securities. Investment decisions are made within policy guidelines as established by its board of directors.

Deposits are the primary source of Emclaire’s funds for lending and investing activities. Emclaire offers a wide variety of deposit account products to both consumer and commercial deposit customers, including time deposits, noninterest bearing and interest-bearing demand deposit accounts, savings deposits and money market accounts. Secondary sources of funds are derived from loan repayments, investment maturities and borrowed funds. Loan repayments can be considered a relatively stable funding source, while deposit activity is greatly influenced by interest rates and general market conditions. Emclaire also has access to funds through other various sources.

Emclaire competes for loans, deposits and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other nonbank financial service providers.

At March 31, 2022, Emclaire had 140 full time equivalent employees. There is no collective bargaining agreement between Emclaire and its employees, and Emclaire believes its relations with employees is satisfactory.

At March 31, 2022, Emclaire had $1.1 billion in total assets, $86.7 million in stockholders’ equity, $794.9 million in net loans and $936.0 million in total deposits.

EXPERTS

Farmers

The consolidated financial statements of Farmers as of December 31, 2021, 2020 and 2019 and for each of the three years in the period ended December 31, 2021 and the effectiveness of Farmers’ internal control over financial reporting as of December 31, 2021 have been audited by CliftonLarsonAllen LLP, an independent registered public accounting firm, as set forth in their report appearing in Farmers’ Annual Report on Form 10-K for the year ended December 31, 2021, as amended, and incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Emclaire

The consolidated financial statements of Emclaire as of and for the year ended December 31, 2021 have been audited by BKD, LLP, as set forth in their report thereon, and the consolidated financial statements of Emclaire as of and for the year ended December 31, 2020 have been audited by Crowe LLP, as set forth in their report thereon. The reports of BKD, LLP and Crowe LLP on the respective consolidated financial statements appear in Emclaire’s Annual Report on Form 10-K for the year ended December 31, 2021 and have been incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

LEGAL MATTERS

Vorys has rendered an opinion that the Farmers common shares to be issued to the Emclaire common shareholders in connection with the Merger have been duly authorized and, if issued as contemplated by the Merger Agreement, will be validly issued, fully paid and non-assessable under the laws of the State of Ohio. Certain U.S. federal income tax consequences relating to the Merger will also be passed upon for Emclaire by Silver Freedman and for Farmers by Vorys.

EMCLAIRE FUTURE SUBMISSION OF SHAREHOLDER PROPOSALS

Emclaire intends to hold a 2022 annual meeting of shareholders only if the Merger is not completed. If Emclaire holds an annual meeting in 2022, shareholders desiring to submit proposals for inclusion in Emclaire’s proxy materials for the 2022 annual meeting in accordance with Rule 14a-8 under the Exchange Act must deliver such proposal in writing to the Secretary of Emclaire at the principal executive offices of Emclaire at 612 Main Street, Post Office Box D, Emlenton, Pennsylvania 16373, within a reasonable time prior to any such meeting to be considered timely. Shareholder proposals other than those to be included in Emclaire’s proxy materials for a 2022 annual meeting following the procedures described in Rule 14a-8 under the Exchange Act, may be made by shareholders entitled to vote at the meeting if advance notice is timely given.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Farmers and Emclaire file reports, proxy statements, and other information with the SEC under the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements, and other information about issuers, such as Farmers and Emclaire, who file electronically with the SEC. The address of the site is http://www.sec.gov. In addition, documents filed with the SEC by Farmers, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, will be available free of charge by accessing the “Investor Relations” section of Farmers’ website at www.farmersbankgroup.com or, alternatively, by directing a request to Farmers Investor Relations, Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, (330) 533-3341. The reports and other information filed by Emclaire with the SEC are available free of charge by accessing the “Investor Relations” section of Emclaire’s website at www.emclairefinancial.com or, alternatively, by directing a request by telephone or mail to Emclaire Financial Corp., 612 Main Street, Emlenton, Pennsylvania 16373, Attention: Jennifer A. Poulsen, Secretary, (844) 767-2311. The web addresses of the SEC, Farmers and Emclaire are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

Farmers has filed with the SEC a registration statement on Form S-4 to register its common shares to be issued to Emclaire common shareholders as part of the Merger consideration. This document constitutes the prospectus of Farmers filed as part of the registration statement, in addition to being a proxy statement for Emclaire common shareholders. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may obtain a free copy of the registration statement, including any amendments, schedules and exhibits as set forth above.

Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Farmers and Emclaire to incorporate certain information into this document by reference to other information that has been filed with the SEC. This means that Farmers and Emclaire can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Farmers and Emclaire incorporates by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about Farmers and Emclaire, respectively, and you should read this document together with any other documents incorporated by reference in this document.

Farmers

This document incorporates by reference the following documents that have previously been filed with the SEC by Farmers (File No. 001-35296):

•	Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 9, 2022 as amended by Amendment No. 1 on Form 10-K/A thereto filed with the SEC on May 6, 2022;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022, filed with the SEC on May 5, 2022;

•	Current Reports on Form 8-K filed with the SEC on March 24, 2022 and April 22, 2022, only to the extent filed and not furnished;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 17, 2022; and

•

The description of Farmers common shares, no par value, contained in Exhibit 4.2 to Farmers’ Amendment No. 1 on Form 10-K/A filed with the SEC on May 6, 2022, and as amended by any subsequent amendments and reports filed for the purpose of updating that description.

Emclaire

This document incorporates by reference the following documents that have previously been filed with the SEC by Emclaire (File No. 001-34527):

•	Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 16, 2022;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022, filed with the SEC on May 6, 2022;

•	Current Reports on Form 8-K filed with the SEC on January 28, 2022, March 24, 2022, April 29, 2022, and May 27, 2022 only to the extent filed and not furnished; and

•	The description of the common stock of Emclaire included as Exhibit 4.2 to Emclaire’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 20, 2020.

In addition, this proxy statement/prospectus also incorporates by reference any documents subsequently filed by Farmers or Emclaire with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this document and prior to the date of Emclaire’s special meeting of shareholders. Information furnished to (but not filed with) the SEC by Farmers or Emclaire under any Current Report on Form 8-K shall not be incorporated by reference.

Farmers and Emclaire file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Farmers or Emclaire files with the SEC without charge by following the instructions in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document.

To obtain timely delivery of these documents, you must request the information no later than July 13, 2022, five business days before the date of the Emclaire special meeting, in order to receive them before the Emclaire special meeting.

Neither Farmers nor Emclaire has authorized anyone to provide you with any information other than the information included in this document and documents which are incorporated by reference. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this document and the documents incorporated by reference are accurate only as of their respective dates. Each of Farmers’ and Emclaire’s business, financial condition, results of operations and prospects may have changed since those dates. Neither the mailing of this proxy statement/prospectus to holders of Emclaire common stock nor the issuance by Farmers of shares of Farmers common stock in connection with the Merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding Farmers has been provided by Farmers and information contained in this proxy statement/prospectus regarding Emclaire has been provided by Emclaire.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

EMCLAIRE FINANCIAL CORP.,

FARMERS NATIONAL BANC CORP.,

and

FMNB MERGER SUBSIDIARY V, LLC

Dated as of March 23, 2022

A-i

(Continued)

A-ii

(Continued)

A-iii

INDEX OF DEFINED TERMS

Section
Acquisition Agreement	8.3(b)(i), 8.3(b)(i)
Acquisition Proposal	6.7(g)(ii)
Acquisition Transaction	6.7(g)(iii)
Adjusted Purchaser Ratio	8.1(h)(ii)
Adjusted Stock Consideration	8.1(h)(ii)
Agreement	Preamble
Average Closing Price	8.1(h)(ii)
Bank Merger	1.8
Bank Merger Agreement	1.8
Banking Department	3.4
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.1(a)
Book-Entry Share	1.4(d)
Cash Consideration	1.4(c)(i)
Cash Election	1.4(c)(i)
Cash Election Shares	1.4(c)(i)
Certificate	1.4(d)
Certificate of Merger	1.2
Change in the Company Recommendation	6.3
Closing	9.1
Closing Date	9.1
Code	Recitals
Collective Bargaining Agreement	3.25
Company	Preamble
Company 401(k) Plan	6.5(e)
Company Articles	3.1(b)
Company Bank	1.8
Company Benefit Plans	3.11(a)
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a)
Company Common Shares	1.4(a)
Company Disclosure Schedule	9.12
Company Owned Properties	3.21
Company Permitted Encumbrances	3.21
Company Preferred Shares	1.4(b)1.4(a)
Company Real Property	3.21
Company Recommendation	6.3
Company Restricted Share	1.5(a)
Company Shareholder Approval	6.3
Company Shareholders’ Meeting	6.3
Company Stock Plan	1.5(a)
Confidentiality Agreement	6.2(b)
Controlled Group Liability	3.11(o)(i)
Covered Employee	6.5(h)
DPC Shares	1.4(a)
Effective Time	1.2
Election	2.3(a)
Election Deadline	2.3(d)
Employees	5.2(h)

A-iv

Index of Defined Terms

(Continued)

Section
Environmental Laws	3.17
Equity Rights	3.2(a)
ERISA	3.11(a)
ERISA Affiliate	3.11(o)(ii)
Exchange Act	1.4(a)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
Exchange Ratio	1.4(c)(ii)
FDIC	3.1(c)
Federal Reserve	3.4
Financial Statements	3.6(a)
Form of Election	2.3(a)
Form S-4	3.4
Governmental Entity	3.4
Holder	2.3
Index Price	8.1(h)(ii)
Index Ratio	8.1(h)(ii)
Intellectual Property	3.20(e)(i)
IRS	3.11(b)
IT Assets	3.20(e)(ii)
Knowledge	9.4
Law	3.9(a)
Letter of Transmittal	2.3(b)
Licensed Intellectual Property	3.20(e)(iii)
Liens	3.2(d)
LLC Act	1.2
Loans	3.26(a)
Material Adverse Effect	3.8
Material Contract	3.16(a)
Merger	Recitals
Merger Consideration	1.4(c)
Merger Sub	Preamble
Multiemployer Plan	3.11(f)
Multiple Employer Plan	3.11(f)
Nasdaq	1.4(g)
Non-Election Shares	1.4(c)(iii)
Nonqualified Deferred Compensation Plan	3.11(d)
Notice Period	6.7(d)(ii)
OCC	3.4
Ohio Secretary of State	1.2
Owned Intellectual Property	3.20(e)(iv)
Owned Properties	4.15
PAETL	1.1(a)
Pennsylvania Department	1.2
Permitted Encumbrances	4.15
Person	3.16(a)
Plan Termination Date	6.5(e)

A-v

Index of Defined Terms

(Continued)

Section
Premium Cap	6.6(b)
Previously Disclosed	9.12
Proxy Statement	3.4
Purchaser	Preamble
Purchaser Bank	1.8
Purchaser Capitalization Date	4.2
Purchaser Common Shares	1.4(c)(ii)
Purchaser Disclosure Schedule	9.12
Purchaser Eligible Plans	6.5(a)
Purchaser Ratio	8.1(h)(ii)
Purchaser SEC Reports	4.5(b)
Purchaser Stock Plans	4.2
Qualified Plans	3.11(e)
Real Property	4.15
Regulatory Agencies	3.5
Regulatory Agreement	3.15(b)
Regulatory Approvals	3.4
Representative	6.7(a)
Requisite Regulatory Approvals	7.1(e)
SEC	3.4
Securities Act	3.2(b)
Shortfall Number	1.4(f)(ii)(2)
SRO	3.4
Starting Date	8.1(h)(ii)
Starting Price	8.1(h)(ii)
Statement of Merger	1.2
Stock Consideration	1.4(c)(ii)
Stock Conversion Number	1.4(f)(i)
Stock Election	1.4(c)(ii)
Stock Election Number	1.4(f)(ii)(1)
Stock Election Shares	1.4(c)(ii)
Subsidiary	3.1(c)
Superior Proposal	6.7(g)(i)
Surviving Company	Recitals
Takeover Laws	3.9(a)
Tax	3.18
Tax Return	3.18
Termination Fee	8.3(b)
Trade Secrets	3.20(e)(i)
Transmittal Deadline	2.3(h)
Trust Account Shares	1.4(a)
Voting Agreement	6.13
Voting Debt	3.2(a)
Willful Breach	8.2

A-vi

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 23, 2022 (this “Agreement”), is made by and among Emclaire Financial Corp., a Pennsylvania corporation (“Company”), Farmers National Banc Corp., an Ohio corporation (“Purchaser”), and FMNB Merger Subsidiary V, LLC, an Ohio limited liability company and wholly-owned subsidiary of Purchaser (“Merger Sub”).

RECITALS

A.    The Boards of Directors of Company and Purchaser have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger (sometimes referred to herein in such capacity as the “Surviving Company”).

B.    The parties intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and for this Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code.

C.    The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger.

(a)    Subject to the terms and conditions of this Agreement, in accordance with the Ohio Revised Limited Liability Company Act (the “LLC Act”) and the Pennsylvania Entity Transactions Law (“PAETL”), at the Effective Time, Company shall merge with and into Merger Sub. Merger Sub shall be the Surviving Company in the Merger and shall continue its existence under the laws of the State of Ohio. As of the Effective Time, the separate corporate existence of Company shall cease.

(b)    Purchaser may at any time prior to the Effective Time change the method of effecting the combination of Company and Purchaser, including by providing for the merger of Company with and into Purchaser; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences of the Merger to shareholders of Company or the tax treatment of either party pursuant to this Agreement, (iii) materially impede or delay the receipt of the Requisite Regulatory Approvals or other consents and approvals required for consummation of the Merger or otherwise materially delay or impede consummation of the transactions contemplated by this Agreement, (iv) require Company to mail a revised Proxy Statement if such change is made prior to obtaining the Company Shareholder Approval, or require further approval of Company’s shareholders if such change is made after obtaining the Company Shareholder Approval, or (v) cause any of Company’s representations and warranties contained in Article III to be deemed inaccurate or breached by reason of such change of method.

1.2    Effective Time. Subject to the terms and conditions of this Agreement, on the Closing Date, Purchaser shall cause to be filed a statement of merger (the “Statement of Merger”), as provided under the PAETL with the Department of State of the Commonwealth of Pennsylvania (the “Pennsylvania Department”), and a certificate of merger (the “Certificate of Merger”), as provided under the LLC Act, with the Ohio Secretary of State (the “Ohio Secretary of State”). The Merger shall become effective as of the date and time specified in the Statement of Merger and the Certificate of Merger or at such other date and time as shall be provided by applicable law (such date and time, the “Effective Time”).

1.3    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 1706.713 of the LLC Act and Section 336 of the PAETL.

1.4    Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub, Company or the holder of any of the following securities:

(a)    All common shares, $1.25 par value, of Company (“Company Common Shares”), issued and outstanding immediately prior to the Effective Time that are owned directly by (i) Company (other than (x) Company Common Shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by third parties (any such shares, “Trust Account Shares”), and (y) Company Common Shares held, directly or indirectly, by Company in respect of a debt previously contracted (any such shares “DPC Shares”)), or (ii) Purchaser or any of its affiliates, shall be cancelled and shall cease to exist, and no Merger Consideration and/or cash in lieu of fractional shares shall be delivered in exchange therefor.

(b)    All shares of Series C, Non-Cumulative Preferred Stock and Series D Non-Cumulative Preferred Stock of Company (collectively, “Company Preferred Shares”) issued and outstanding immediately prior to the Effective Time shall be redeemed by Company and no Merger Consideration and/or cash in lieu of fractional shares shall be delivered in exchange therefor.

(c)    Subject to Sections 1.4(a), (d), (e), (f), and (g), each Company Common Share, but excluding Company Common Shares owned directly by Company (other than Trust Account Shares and DPC Shares) or Purchaser, shall be converted, at the election of the holder thereof in accordance with the procedures set forth in Article II, into the right to receive the following, without interest (collectively, the “Merger Consideration”):

(i)    For each Company Common Share with respect to which an Election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.3 or 2.4 (a “Cash Election”), $40.00 in cash (the “Cash Consideration”) (such shares collectively, “Cash Election Shares”); or

(ii)    For each Company Common Share with respect to which an Election to receive stock has been effectively made and not revoked or lost pursuant to Section 2.3 or 2.4(a “Stock Election”), 2.15 (the “Exchange Ratio”) common shares, without par value, of Purchaser (the “Purchaser Common Shares”) (the “Stock Consideration” ) (such shares collectively, “Stock Election Shares”); or

(iii)    for each Company Common Share other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost pursuant to Section 2.3 or 2.4 (collectively, the “Non-Election Shares”), the right to receive from Purchaser such Cash Consideration or Stock Consideration as is determined in accordance with Section 1.4(f).

(d)    All of the Company Common Shares converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such Company Common Share (each, a “Certificate”) and each non-certificated Company Common Share represented by book-entry (a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares into which the Company Common Shares represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(h), as well as any dividends to which holders of Company Common Shares become entitled in accordance with Section 2.3(j).

(e)    If, between the date of this Agreement and the Effective Time, the outstanding Purchaser Common Shares or Company Common Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio and the Cash Consideration, as applicable.

(f)

(i)    Notwithstanding any other provision contained in this Agreement, the total number of Company Common Shares to be converted into Stock Consideration pursuant to Section 1.4(c) (the “Stock Conversion Number”) shall be equal to the product obtained by multiplying (x) the number of Company Common Shares outstanding immediately prior to the Effective Time (including Common Shares received or to be received for vested, fully earned Company Restricted Shares and excluding Company Common Shares owned directly by Company (other than Trust Account Shares and DPC Shares) or Purchaser), by (y) .70. All of the other Company Common Shares (excluding Company Common Shares owned directly by Company (other than Trust Account Shares or DPC Shares) or Purchaser) shall be converted into Cash Consideration.

(ii)    Within five business days after the Closing Date, Purchaser shall cause the Exchange Agent to effect the allocation among holders of Company Common Shares of rights to receive the Cash Consideration and the Stock Consideration as follows:

(1)    If the aggregate number of Company Common Shares with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and

(2)    If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A)    If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B)    If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and

Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(g)    Notwithstanding anything to the contrary contained in this Agreement, no fractional Purchaser Common Shares shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Purchaser Common Shares shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Purchaser. In lieu of the issuance of any such fractional share, Purchaser shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average, rounded to the nearest one tenth of a cent, of the closing sale prices of Purchaser Common Shares on The NASDAQ Stock Market (the “Nasdaq”) (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source reasonably selected by Purchaser) for the five consecutive full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all Company Common Shares held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Purchaser Common Shares to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

1.5    Restricted Stock and Stock Options.

(a)    Immediately preceding the Effective Time, all outstanding plan share awards pursuant to a plan share award agreement granted prior to the date hereof (each, a “Company Restricted Share”) in accordance with Company’s 2014 Stock Incentive Plan or Company’s 2021 Stock Incentive Plan (collectively, the “Company Stock Plans” and each, a “Company Stock Plan”) shall be fully earned and vested and the holder thereof shall be entitled to receive the Merger Consideration in accordance with Section 1.4(c) for each Company Common Share delivered with respect to such vested Company Restricted Share, net of any shares redeemed as payment for withholding taxes as permitted under Section 5.2(b). All such Company Restricted Shares which become fully earned immediately prior to the Effective Time in accordance with the terms hereof shall be issued as Book-Entry Shares, net of any shares withheld as permitted by Section 5.2(b), and each such share to be considered an issued and outstanding Company Common Share as of the Effective Time.

(b)    As of the date hereof there are no outstanding and unexercised employee or director options to purchase Company Common Shares.

1.6    Articles of Organization and Operating Agreement of the Surviving Company. The articles of organization and operating agreement of the Surviving Company shall be the articles of organization and operating agreement of Merger Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and applicable Law.

1.7    Managers and Officers. The managers of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Company and shall hold office until their respective successors are duly appointed, or their earlier death, resignation or removal. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

1.8    The Bank Merger. As soon as practicable after the execution of this Agreement, Company and Purchaser shall cause The Farmers National Bank of Emlenton (“Company Bank”) and The Farmers National Bank of Canfield (“Purchaser Bank”), respectively, to enter into a bank merger agreement, the form of which is attached to this Agreement as Exhibit A (the “Bank Merger Agreement”), and which provides for the merger of Company Bank with and into Purchaser Bank (the “Bank Merger”), in accordance with applicable Laws and the terms of the Bank Merger Agreement and as soon as practicable after consummation of the Merger. Purchaser Bank will be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank will cease. Prior to the Effective Time, Company will cause Company Bank, and Purchaser will cause Purchaser Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger. The Bank Merger Agreement provides that the directors of Purchaser Bank immediately prior to the Bank Merger shall remain the directors of Purchaser Bank upon consummation of the Bank Merger.

1.9    Effect on Purchaser Common Shares. Each Purchaser Common Share issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and shall be unchanged by the Merger.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1    Exchange Agent. Prior to the Effective Time, Purchaser shall appoint Computershare Inc. and its wholly owned subsidiary Computershare Trust Company, N.A. pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2    Delivery of Merger Consideration. At or prior to the Effective Time, Purchaser and Merger Sub shall (a) authorize the Exchange Agent to deliver an aggregate number of Purchaser Common Shares equal to the aggregate Stock Consideration payable in Purchaser Common Shares to holders of Company Common Shares pursuant to Section 1.4(c)(ii), and (b) deposit, or cause to be deposited with, the Exchange Agent an amount in cash equal to (i) the aggregate Cash Consideration payable to holders of Company Common Shares pursuant to Section 1.4(c)(i) and (ii) to the extent then determinable, any cash payable to holders of Company Common Shares in lieu of fractional shares pursuant to Section 1.4(g) (the amounts described in this clause (b), collectively, the “Exchange Fund”). The Exchange Fund will be held in trust for the holders of Company Common Shares until distributed to such holders pursuant to this Agreement.

2.3    Election and Exchange Procedures. Subject to Section 2.4, each holder of record of Company Common Shares (other than Company Common Shares owned directly by Company (other than Trust Account Shares and DPC Shares) or Purchaser), whose Company Common Shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 at the Effective Time and any cash in lieu of fractional Purchaser Common Shares (each, a “Holder”) shall have the right, subject to the limitations set forth in this Article II, to exchange those Company Common Shares for Merger Consideration in accordance with the following procedures:

(a)    Each Holder may specify in a request made in accordance with the provisions of this Section 2.3 (an “Election”) (i) the number of whole Company Common Shares owned by such Holder with respect to which such Holder desires to make a Stock Election, and (ii) the number of whole Company Common Shares owned by such Holder with respect to which such Holder desires to make a Cash Election. Purchaser shall prepare a form reasonably acceptable to Company (the “Form of Election”) which shall be mailed to Company’s shareholders entitled to vote at the Company Shareholders’ Meeting so as to permit Company’s shareholders to exercise their right to make an Election prior to the Election Deadline.

(b)    Purchaser shall prepare a letter of transmittal in such form as is reasonably acceptable to Company and as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”), which shall accompany the Form of Election and specify that delivery shall be effected, and risk of loss and title to Certificate(s) or evidence of Book-Entry Shares shall pass, only upon delivery of Certificate(s) or evidence of

Book-Entry Shares (or affidavits of loss in lieu of such Certificates) to the Exchange Agent, and which shall be mailed to Company’s shareholders entitled to vote at the Company Shareholders’ Meeting so as to permit Company’s shareholders to exchange their Company Common Shares for the Merger Consideration.

(c)    Purchaser shall make the Form of Election and Letter of Transmittal available to Company shareholders at the time that the Proxy Statement is made available to Company shareholders and shall use all reasonable efforts to make available as promptly as possible a Form of Election and Letter of Transmittal to any shareholder of Company who requests such following the initial mailing of the Forms of Election and Letters of Transmittal and prior to the Effective Time. In no event shall the Forms of Election and Letters of Transmittal be made available less than 20 days prior to the Company Shareholders’ Meeting.

(d)    Any Election shall have been made properly only if the Exchange Agent shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline, a Form of Election and Letter of Transmittal properly completed and signed and accompanied by Certificates (or affidavits of loss in lieu of such Certificates) or evidence of Book-Entry Shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Certificates or evidence of Book-Entry Shares, as set forth in such Form of Election and Letter of Transmittal, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such Certificates or evidence of Book-Entry Shares are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver Company Common Shares covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Purchaser, in its sole discretion. As used herein, “Election Deadline” means the later of (i) 5:00 p.m. on the date that is the day prior to the date of Company Shareholders’ Meeting, and (ii) a date as may be mutually agreed to by Company and Purchaser occurring no later than five business days prior to the Closing Date. Company and Purchaser shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than 15 business days before and at least five business days prior to the Election Deadline.

(e)    Any Company shareholder may, at any time prior to the Election Deadline, change his or her Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed, revised Form of Election. If Purchaser shall determine in its reasonable discretion that any Election is not properly made with respect to any Company Common Shares, such Election shall be deemed to be not in effect, and the Company Common Shares covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f)    Any Company shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline, or by withdrawal prior to the Election Deadline of his or her Certificates or evidence of Book-Entry Shares, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically, and the Certificates returned to the applicable shareholders, if the Exchange Agent is notified in writing by Purchaser or Company that this Agreement has been terminated in accordance with Article VIII.

(g)    Purchaser, in the exercise of its reasonable discretion, shall have the right to make all determinations, consistent with the terms of this Agreement, governing (i) the validity of the Letters of Transmittal and compliance by any Holder with the procedures set forth therein and herein, (ii) the issuance and delivery of certificates representing Stock Consideration for Company Common Shares converted in the Merger, (iii) the method of payment of the Cash Consideration for Company Common Shares converted in the Merger, and (iv) the method of payment of cash in lieu of fractional Purchaser Common Shares where the Holder of the applicable Certificate has no right to receive whole Purchaser Common Shares.

(h)    A Holder who has returned to the Exchange Agent prior to the Effective Time a properly completed Letter of Transmittal, accompanied by the Holder’s Certificate(s) or Book-Entry Shares, will be entitled to receive, as soon as practicable after the Effective Time, the Merger Consideration, determined as provided in Section 1.4. Until so surrendered, each such Certificate or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration and any cash in lieu of fractional Purchaser Common Shares to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(i)    Within five (5) business days after the Effective Time, the Exchange Agent shall mail to each Holder who theretofore has not submitted such Holder’s Certificates or evidence of Book-Entry Shares (i) a Letter of Transmittal, and (ii) instructions for use in surrendering Certificate(s) or evidence of Book-Entry Shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Purchaser Common Shares to be issued or paid in consideration therefor, and any dividends or distributions to which such Holder is entitled pursuant to Section 2.3(j). Holders who surrender to the Exchange Agent Certificate(s) or Book- Entry Shares, accompanied by properly completed Letters of Transmittal, after the Effective Time will receive the Merger Consideration, determined as provided in Section 1.4, as promptly as practicable after such receipt by the Exchange Agent.

(j)    No dividends or other distributions with respect to Purchaser Common Shares shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the Purchaser Common Shares represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Shares occurs in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate or Book-Entry Shares in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole number of Purchaser Common Shares represented by such Certificate or Book-Entry Shares and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to the whole number of Purchaser Common Shares represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Purchaser Common Shares issuable with respect to such Certificate or Book-Entry Shares.

(k)    In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Company Common Shares that is not registered in the stock transfer records of Company, the Merger Consideration (including cash in lieu of fractional Purchaser Common Shares) shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Company Common Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of Purchaser that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Purchaser) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of Company Common Shares such amounts as the Exchange Agent or Purchaser, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Purchaser, as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.

(l)    After the Effective Time, there shall be no transfers on the share transfer books of Company of the Company Common Shares that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such Company Common Shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional Purchaser Common Shares to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(m)    Any portion of the Exchange Fund that remains unclaimed by the Holders as of the one-year anniversary of the Effective Time may be paid to Purchaser. In such event, any Holder who has not theretofore complied with this Article II shall thereafter look only to Purchaser with respect to the Merger Consideration, any cash in lieu of any fractional shares, and any unpaid dividends and distributions on the Purchaser Common Shares deliverable in respect of each Company Common Share held by such Holder as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Purchaser, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of Company Common Shares for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(n)    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate (provided, that such bond requirement may be waived by Purchaser if substituted with an unqualified indemnity from any Company shareholder owning five or fewer Company Common Shares), the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof in accordance with the terms of this Agreement, including requirements of this Article II.

2.4    Company Restricted Share Election and Exchange Procedures. Holders who receive Company Common Shares immediately preceding the Effective Time with respect to Company Restricted Shares in accordance with Section 1.5 shall have the right to request a Stock Election or a Cash Election with respect to such Company Common Shares on such terms as may be mutually agreed to by the Company, Purchaser and the Exchange Agent. Any such elections made pursuant hereto shall be submitted to the Exchange Agent prior to the Election Deadline. In the event a holder of Company Restricted Shares does not timely submit an election request in accordance with this Section 2.4, the subject Company Common Shares shall be deemed Non-Election Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as Previously Disclosed, Company hereby represents and warrants to Purchaser as follows:

3.1    Corporate Organization.

(a)    Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company. Company is duly registered as a financial holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”).

(b)    True, complete and correct copies of the Amended and Restated Articles of Incorporation of Company (the “Company Articles”) and the Bylaws, as amended, of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have been made available to Purchaser prior to the date hereof.

(c)    Company Bank is a wholly owned Subsidiary of the Company . Other than Company Bank, Company has no Subsidiaries. Company Bank is a national association and (i) is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (iii) except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. As used in this Agreement, the term “Subsidiary,” when used with respect to either party, shall mean a corporation, association or other business entity of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof. The deposit accounts of Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. The articles of incorporation, bylaws and similar governing documents of Company Bank, copies of which have been made available to Purchaser, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement. Neither Company nor Company Bank owns 5% or more of any class of capital stock or other equity interest in any Person other than equity interests held in a fiduciary capacity.

3.2    Capitalization.

(a)    The authorized capital stock of Company consists of 12,000,000 Company Common Shares and 3,000,000 Company Preferred Shares, of which, as of even date herewith (the “Company Capitalization Date”), (i) 2,735,212 Company Common Shares were issued and outstanding, and (ii) 420,593 Company Preferred Shares were issued and outstanding. As of the Company Capitalization Date, no Company Common Shares or Company Preferred Shares were reserved for issuance except for Company Common Shares reserved for issuance pursuant to the Company Stock Plans. As of the Company Capitalization Date, there were unvested plan share awards outstanding for 52,200 Company Restricted Shares, such awards having been previously granted under the Company Stock Plans. All of the issued and outstanding Company Common Shares and Company Preferred Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Company may vote (“Voting Debt”) are issued or outstanding. As of the date of this Agreement, other than outstanding plan share awards granted under the Company Stock Plans, Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of, any amount based on, any Company Common Shares, Company Preferred Shares or Voting Debt or any other equity securities of Company or any securities representing the right to purchase or otherwise receive any Company Common Shares, Company Preferred Shares or Voting Debt or other equity securities of Company, other than the Company Restricted Shares (“Equity Rights”).

(b)    As of the Company Capitalization Date, there are no contractual obligations of Company or Company Bank (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any equity security of Company or Company Bank or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company or Company Bank or (ii) to register Company Common Shares or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete list of all unvested plan share awards awarded under the Company Stock Plans as of the Company Capitalization Date specifying, on a participant-by-participant basis, (i) the name of each participant, (ii) the number of Company Common Shares subject to each plan share award awarded to each participant, (iii) the effective date of each plan share award, and (iv) the vesting schedule, if any, for each such plan share award. There are no Company stock options outstanding as of the Company Capitalization Date. Other than the Voting Agreements, to the Company’s Knowledge, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any Company Common Shares, Company Preferred Shares, other equity securities of Company or Equity Rights.

(c)    Other than unvested plan share awards awarded under the Company Stock Plans as of the Company Capitalization Date as set forth on Section 3.2(b) of the Company Disclosure Schedule, no other equity-based awards or instruments are outstanding. Since December 31, 2021 through the date hereof, Company has not (i) issued or repurchased any Company Common Shares or Voting Debt or other equity securities of Company or Equity Rights, or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on or related to the value of Company capital stock or any other equity-based awards. Since December 31, 2021 and through the date hereof, Company has not issued any Company stock options under any Company Stock Plan or otherwise with an exercise price that is less than the “fair market value” of the underlying shares on the date of grant, as determined for financial accounting purposes under GAAP. With respect to each outstanding unvested plan share award under the Company Stock Plans, (i) the award was made in accordance with the applicable Company Stock Plan and all applicable Laws, and (ii) each such award of was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Company. Since December 31, 2021, except as specifically permitted or required by this Agreement or as Previously Disclosed, neither Company nor Company Bank has (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards, (B) with respect to executive officers of Company or Company Bank, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise Taxes under Section 4999 of the Code), or (C) adopted or amended any material Company Benefit Plan.

(d)    All of the issued and outstanding shares of capital stock or other equity ownership interests of Company Bank are owned by Company, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Company Bank does not have and is not bound by, any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of Company Bank or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company Bank.

3.3    Authority; No Violation.

(a)    Company has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly adopted and approved by the Board of Directors of Company by a vote of at least a majority of the members of the Board of Directors of Company in office. The Board of Directors of Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Company’s shareholders for approval at a duly held Company Shareholders’ Meeting and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of at least a majority of all the votes entitled to be cast by holders of Company Common Shares at the Company Shareholders’ Meeting, no other corporate proceedings on the part of Company are necessary to approve this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Purchaser and Merger Sub) constitutes the valid and binding obligations of Company, enforceable against Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b)    Neither the execution and delivery of this Agreement by Company, nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any Law, judgment, order, injunction or decree applicable to Company, Company Bank or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or Company Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Company or Company Bank is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company.

3.4    Consents and Approvals. Except for (a) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or non-objections from, the Securities and Exchange Commission (the “SEC”), state securities authorities, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (b) the filing of any other required applications, filings or notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the United States Office of the Comptroller of the Currency (the “OCC”), the FDIC, the Pennsylvania Department of Banking and Securities (the “Banking Department”) and any other foreign, federal or state banking agency, other regulatory, self-regulatory or enforcement authorities, or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each of the bodies set forth in clauses (a) and (b), a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (a), the “Regulatory Approvals”), (c) the filing with the SEC of a proxy statement in definitive form relating to the Company Shareholders’ Meeting (including any amendments or supplements thereto, the “Proxy Statement”) and of a registration statement on Form S-4 (or such other applicable form) (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (d) the filing of the Statement of Merger with the Pennsylvania Department and the Certificate of Merger with the Ohio Secretary of State, and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Purchaser Common Shares pursuant to this Agreement and approval of listing of such Purchaser Common Shares on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Company of the Merger or the Bank Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Company of this Agreement.

3.5    Reports. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, Company and each of its Subsidiaries have timely filed all reports, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2017 with (a) the Federal Reserve, (b) the OCC, (c) the FDIC, (d) the Banking Department, (e) any other state regulatory authority, (f) the SEC, (g) any foreign regulatory authority, and (h) any applicable industry SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since

December 31, 2017, including any report or statement required to be filed pursuant to any applicable Laws, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and Company and Company Bank have paid all fees and assessments due and payable in connection therewith.

3.6    Financial Statements.

(a)    Company has furnished to Purchaser the audited consolidated financial statements of Company, consisting of consolidated balance sheets as of December 31, 2020 and 2021, and the related consolidated statements of net income, comprehensive income, changes in stockholders’ equity and cash flows for each of the two years ended December 31, 2020 and 2021, including the related notes and reports thereon of Crowe LLP and BKD, LLP, such audited consolidated financial statements are referred to as the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto and for normal year-end adjustments) and present fairly, in all material respects, the consolidated financial condition, net income and cash flows of Company and Company Bank for the periods then ended. As of the date hereof, the books and records of Company and Company Bank have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, BKD LLP has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

(b)    Neither Company nor Company Bank has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the Financial Statements or disclosed in a footnote thereto, (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since December 31, 2021, (iii) liabilities which are not material individually or in the aggregate, (iv) in connection with this Agreement and the transactions contemplated hereby, or (v) as Previously Disclosed.

3.7    Broker’s Fees. Neither Company, Company Bank nor any of their respective officers, directors, employees or agents has utilized any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than, as described further in Section 3.13, to Raymond James & Associates, Inc. pursuant to a letter agreement dated as of October 26, 2021, a true, complete and correct copy of which has been delivered previously to Purchaser.

3.8    Absence of Changes. Since December 31, 2021, (a) Company and Company Bank have not undertaken any of the actions prohibited by Section 5.2 had such Section been in effect at all times since such date, (b) Company and its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice, and (c) no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to any party, a material adverse effect on (i) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a “Material Adverse Effect” shall not be deemed to include effects resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirement, or the enforcement, implementation or interpretation thereof, (B) changes after the date hereof in Laws of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes, events, or developments, after the date hereof, in global, national or regional political conditions (including the outbreak or escalation of war (declared or undeclared) or hostilities, any occurrence or threat of acts of terrorism or any armed hostilities associated therewith and any national or international calamity, disaster, or emergency or any escalation thereof) or in general economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) or other changes, events or developments, after the date hereof, that affect banks or their holding companies generally, (D) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (E) the public disclosure of this Agreement and compliance with this Agreement, (F) any legal action asserted or other actions initiated by any holder of Company Common Shares or Company Preferred Shares or any holder of Purchaser Common Shares arising out of or related to this Agreement, (G) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of Employees, customers, suppliers, distributors or other having relationships with Company or Company Bank, or (H) actions or omissions taken with the prior written consent of the other party to this Agreement except, with respect to clauses (A), (B) and (C), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate), or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

3.9    Compliance with Applicable Law.

(a)    Company and each of its Subsidiaries hold, and since December 31, 2017 have at all times held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, and, to the Company’s Knowledge, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened in writing. Company and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Law, including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and any other Law relating to discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and when and if applicable the Sarbanes Oxley Act, and (ii) any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information, and neither Company nor any of its Subsidiaries has received since December 31, 2017 written notice of any, and to Company’s Knowledge there are no, material defaults or material violations of any applicable Law. For purposes of this Agreement, “Law” shall mean any federal, state or local law, statute, ordinance, rule, regulation, order, or undertaking to or agreement with any Governmental Entity.

(b)    Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law, except where the failure to so administer such accounts has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company. None of Company, any of its Subsidiaries, or any director, officer or employee of Company or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that has had and would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company.

3.10    State Takeover Laws. The Board of Directors of Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions any applicable provisions of any takeover Laws under applicable Law, including any “moratorium,” “control share,” “takeover,” “affiliated transaction,” “interested stockholder” or similar provisions under applicable Law or the Company Articles (collectively, the “Takeover Laws”). No “fair price” Law is applicable to this Agreement and the transactions contemplated hereby.

3.11    Company Benefit Plans.

(a)    Section 3.11(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance or other contracts or agreements to which Company or Company Bank or any of their respective ERISA Affiliates (as hereinafter defined) is a party, currently maintains, contributes to or sponsors for the benefit of any current or former employee, officer, director or independent contractor of Company or Company Bank or any of their respective ERISA Affiliates or for which Company or Company Bank could otherwise have any current or future material liability or material obligations (all such plans, programs, arrangements, contracts or agreements, whether or not listed on Section 3.11(a) of the Company Disclosure Schedule, collectively, the “Company Benefit Plans”).

(b)    Company has made available to Purchaser true, correct and complete copies of the following (as applicable) with respect to each Company Benefit Plan: (i) the written document evidencing such Company Benefit Plan or, if such Company Benefit Plan is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements thereto, (ii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, (iv) the most recently prepared actuarial report or financial statement, if any, (v) the most recent summary plan description, if any (or other descriptions of such Company Benefit Plan provided to Employees) and all modifications thereto, (vi) all material correspondence with the Department of Labor or the IRS, (vii) the most recent nondiscrimination tests performed under ERISA and the Code, (viii) all contracts with third-party administrators, compensation consultants and other service providers that related thereto, and (ix) any related trust agreements, insurance contracts or documents of any other funding arrangements relating thereto. Except as specifically provided in the foregoing documents delivered or made available to Purchaser, there are no amendments to any Company Benefit Plans that have been adopted or approved nor has Company or Company Bank undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c)    Except as set forth on Section 3.11(c) of the Company Disclosure Schedule, (i) each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) the Company 401(k) Plan (as defined in Section 6.5(e)) complies with all applicable Laws. Except as set forth on Section 3.11(c) of the Company Disclosure Schedule, during the six years preceding the date of this Agreement, neither Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and, to Company’s Knowledge, no plan defect exists that would qualify for correction under any such program.

(d)    Except as set forth on Section 3.11(d) of the Company Disclosure Schedule, each Company Benefit Plan that is a “nonqualified deferred compensation plan” as defined in and subject to Section 409A of the Code (a “Nonqualified Deferred Compensation Plan”) has been maintained and operated in compliance with Section 409A of the Code and all applicable regulatory guidance thereunder (including, but not limited to, Treasury Regulations). No assets set aside for the payment of benefits under any Nonqualified Deferred Compensation Plan are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

(e)    Section 3.11(e) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked or threatened to be revoked, and, to Company’s Knowledge, no circumstances or events have occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust or increase the costs relating thereto. No trust funding any Plan is intended to meet the requirements of Code Section 501(c)(9).

(f)    Except as set forth on Section 3.11(f) of the Company Disclosure Schedule, none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code (a “Title IV Plan”). Except as set forth on Section 3.11(f) of the Company Disclosure Schedule, with respect to each Title IV Plan, (i) no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full prior to the date hereof, and no condition exists that presents a risk to the Company or Company Bank or any of their ERISA Affiliates of incurring or being subject to any liability or obligation thereunder, (ii) no reportable event (within the meaning of Section 4043 of ERISA), other than an event for which the reporting requirements have been waived by regulations, has occurred within the six years prior to the date hereof or is expected to occur as a result of the transactions contemplated by this Agreement, (iii) no failure to meet the minimum funding standard under Section 412 or 430 of the Code or Section 302 or 303 of ERISA has occurred, (iv) all contributions (including installments) required by Section 301 of ERISA and Sections 412 or 430 of the Code have been timely made, (v) no funding waiver has been applied for or been received or any amortization period extended within the meaning of Section 412 of the Code or Section 302 or 303 of ERISA, (vi) there are no funding-based limitations, within the meaning of Section 436 of the Code, currently in effect, (vii) none of the assets of Company or Company Bank are the subject of any lien arising under ERISA or Section 430(k) of the Code, and the Company has not been required to post any security under ERISA or Section 401(a)(29) of the Code, and no fact or event exists that would reasonably be expected to give rise to any such lien or requirement to post any such security, (viii) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation, (ix) there has been no event described in Section 4062(e) of ERISA, and the transactions contemplated by this Agreement will not result in any event described in Section 4062(e) of ERISA, and (x) no notice of intent to terminate any Title IV Plan has been filed and no amendment to treat a Title IV Plan as terminated has been adopted and no proceeding has been commenced by the PBGC to terminate any Title IV Plan. None of Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); and none of the Company any of its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from such Multiemployer Plan or Multiple Employer Plan.

(g)    Except as set forth on Section 3.11(g) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current Employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. Company and Company Bank have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or medical or life insurance coverage, and no representations or commitments, whether or not written, have been made that would limit Company’s or Company Bank’s right to amend, terminate or modify any such benefits.

(h)    All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.

(i)    Except as set forth on Section 3.11(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Company or Company Bank, or result in any limitation on the right of Company or Company Bank to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or Company Bank in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(j)    There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability (as hereinafter defined) that would be a material liability of Company, Company Bank or any of their ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(k)    None of Company or Company Bank nor any of their respective ERISA Affiliates or any Person now or previously employed by Company, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Benefit Plans or their related trusts, Company, Company Bank, any of their respective ERISA Affiliates or any Person that Company or Company Bank has an obligation to indemnify with respect to such prohibited transaction, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l)    There are no pending or, to Company’s Knowledge, threatened claims (other than claims for benefits in the ordinary course of business), lawsuits or arbitrations which have been asserted or instituted, and, to Company’s Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to result in any material liability of Company or Company Bank to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party.

(m)    Each individual who renders services to Company or Company Bank who is classified by Company or Company Bank, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized.

(n)    Except as set forth on Section 3.11(n) of the Company Disclosure Schedule, no deduction of any amount payable pursuant to the terms of any Company Benefit Plan has been disallowed or is subject to disallowance under Section 162(m) of the Code.

(o)    Definitions.

(i)    “Controlled Group Liability” means any liability (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (v) under corresponding or similar provisions of foreign Laws.

(ii)    “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

3.12    Approvals. As of the date of this Agreement, to Company’s Knowledge, there is no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.13    Opinion. The Board of Directors of Company has received the opinion of Raymond James & Associates, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Shares.

3.14    Loan Put-Backs. Company has previously provided to Purchaser all claims for repurchases by Company or any of its Subsidiaries of home mortgage loans that were sold to third parties by Company or its Subsidiaries during the past five years that are outstanding or currently threatened in writing, and Company has no reason to believe that it may be required to repurchase any material dollar volume of home mortgage loans sold to third parties by Company or its Subsidiaries. None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

3.15    Legal Proceedings.

(a)    There is no suit, action, investigation, claim, proceeding or review pending, or to Company’s Knowledge, threatened against or affecting Company or Company Bank or any of the current or former directors or executive officers of Company or Company Bank (and Company is not aware of any basis for any such suit, action, investigation, claim, proceeding or review) (i) that involves a Governmental Entity, or (ii) that, individually or in the aggregate, is (A) material to it and Company Bank, taken as a whole, or is reasonably likely to result in a material restriction on its or Company Bank’s businesses or, after the Effective Time, the business of Purchaser, Surviving Company or any of their affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Company, Company Bank or the assets of Company or Company Bank (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates) that is or could reasonably be expected to be material to Company or Company Bank.

(b)    Since December 31, 2017, (i) there have been no subpoenas, written demands, or document requests received by Company, any of its Subsidiaries or any affiliate of Company or any of its Subsidiaries from any Governmental Entity, except such as are received in the ordinary course of business consistent with past practice or as are not, individually or in the aggregate, material to Company and its Subsidiaries taken as a whole, and (ii) no Governmental Entity has requested that Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request. Neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2017, a recipient of any supervisory letter from, or since December 31, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently (x) restricts the conduct of its business, or (y) relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries (each item in this sentence, whether or not set forth on the Company Disclosure Schedule, a “Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing since December 31, 2017 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement.

3.16    Material Contracts.

(a)    Except as set forth on Section 3.16 of the Company Disclosure Schedule, neither Company nor Company Bank is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each, whether or not Previously Disclosed, a “Material Contract”): (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) any employment, severance, termination, consulting, or retirement contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (iii) any contract relating to the borrowing of money by Company or Company Bank or the guarantee by Company or Company Bank of any such obligation (other than contracts evidencing deposit liabilities, purchases of federal funds and Federal Home Loan Bank advances of Company Bank and ordinary course trade payables not past due) in excess of $100,000, (iv) any contract that contains any non-competition or non-solicitation arrangements or other arrangements or obligations that purport to limit or restrict in any respect the ability of Company or Company Bank (including, following consummation of the transactions contemplated hereby, Purchaser or any of its affiliates) to solicit customers or the manner in which, or the localities in which, all or any portion of the business of Company and Company Bank (including, following consummation of the transactions contemplated hereby, Purchaser or any of its affiliates) is or could be conducted, (v) any contract not terminable by Company, without penalty or other incremental expense in excess of $50,000, with less than 90 days’ notice relating to the purchase or sale of any goods or services by Company or Company Bank (other than contracts entered into in the ordinary course of business consistent with past practice and involving payments under any individual contract not in excess of $50,000 or involving Loans, borrowings or guarantees originated or purchased by Company or Company Bank in the ordinary course of business consistent with past practice), (vi) any contract not terminable by Company without penalty or other incremental expense in excess of $50,000, with less than 90 days’ notice which obligates Company or Company Bank (or, following the consummation of the Merger, Purchaser or any of its affiliates) to conduct business with any third party on an exclusive or preferential basis, (vii) any contract not terminable by Company without penalty or other incremental expense in excess of $50,000, with less than 90 days’ notice which requires referrals of business or requires Company or Company Bank to make available investment opportunities to any Person on a priority or exclusive basis, (viii) any contract not terminable by Company without penalty or other incremental expense in excess of $50,000, with less than 90 days’ notice which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Company or Company Bank, (ix) any contract which limits the payment of dividends by Company or Company Bank, (x) any contract pursuant to which Company or Company Bank has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity, (xi) any contract pursuant to which Company or Company Bank has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (xii) any contract which relates to any material Intellectual Property of or used by Company or Company Bank, (xiii) any contract between Company or Company Bank, on the one hand, and (a) any officer or director of Company or Company Bank, (b) to the Company’s Knowledge, any affiliate or family member of any such officer or director or (c) any other affiliate of Company, on the other hand, except those of a type available to Employees of Company generally, or (xiv) any contract that provides for payments to be made by Company or Company Bank upon a change in control thereof or a termination of such contract in excess of $50,000. For purposes of this

Agreement, “Person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization, or Governmental Entity.

(b)    Each Material Contract is a valid and legally binding agreement of Company or one of its Subsidiaries, as applicable, and, to Company’s Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect. Company and Company Bank has duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract, neither Company nor Company Bank, and, to Company’s Knowledge, any counterparty or counterparties, is in material breach or violation of any provision of any Material Contract, and no event or condition exists that constitutes, or after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Company or Company Bank under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Company has provided true and complete copies of each Material Contract to Purchaser prior to the date hereof.

3.17    Environmental Matters. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company and Company Bank, and to the Company’s Knowledge:

(a)    Company and Company Bank have complied with all applicable Laws relating to: (i) the protection or restoration of the environment, health, safety or natural resources; (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; and (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any hazardous substance (“Environmental Laws”);

(b)    there are no proceedings, claims, actions, or investigations of any kind, pending or threatened in writing, by any Person, court, agency, or other Governmental Entity or any arbitral body, against Company or Company Bank relating to any Environmental Law and there is no reasonable basis for any such proceeding, claim, action or investigation;

(c)    there are no agreements, orders, judgments, indemnities or decrees by or with Company or Company Bank, and any Person, court, regulatory agency or other Governmental Entity, that could impose any liabilities or obligations under or in respect of any Environmental Law;

(d)    there are, and have been, no hazardous substances or other environmental conditions at any property under circumstances which could reasonably be expected to result in liability to or claims against Company or Company Bank relating to any Environmental Law;

(e)    there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could give rise to obligations or liabilities to Company and Company Bank under any Environmental Law; and

(f)    there are no agreements, orders, judgments, indemnities or decrees by or with any borrower of Company Bank with respect to which Company Bank has a security interest in real property owned by such borrower, and any Person, court, regulatory agency or other Governmental Entity, that could impose any liabilities or obligations under or in respect of any Environmental Law.

3.18    Taxes. Company and each of its Subsidiaries (a) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by them and all such filed Tax Returns are complete and accurate in all material respects; and (b) have timely paid all material Taxes (as defined below) that are required to have been paid or that Company or any of its Subsidiaries are obligated to have withheld from amounts owing to any employee, creditor or third party and to have paid, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Company or its Subsidiaries. Except as set forth on Section 3.18 of the Company Disclosure Schedule, none of the material Tax Returns pertaining to Company or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign Tax authority and neither Company nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes is pending or threatened. Company has not received written notice of any material deficiencies asserted or assessments made against Company or any of its Subsidiaries that have not been paid or resolved in full. Company has not received any written notice of any claim against Company or any of its Subsidiaries by any Tax authority in a jurisdiction where Company or such Subsidiary does not file Tax Returns that Company or such Subsidiary is or may be subject to taxation by that jurisdiction. No Liens for Taxes exist with respect to any of the assets of Company or any of its Subsidiaries, except for Liens for Taxes not yet due and payable. Neither Company nor any of its Subsidiaries has entered into, or obtained, as applicable, any material closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. None of Company or any of its Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of Company and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Except as set forth on Section 3.18 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries (i) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than a group of which Company was the common parent, (ii) has any liability for a material amount of Taxes of any Person (other than Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise or (iii) is a party to or bound by any Tax sharing or allocation agreement or has any other current contractual obligation to indemnify any other Person with respect to Taxes (other than such an agreement or arrangement exclusively between or among Company and its Subsidiaries). Neither Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). Neither Company nor any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law). Neither Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all United States federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other Taxes, duties or like assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax authority relating to Taxes.

3.19    Reorganization. Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20    Intellectual Property. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company and Company Bank:

(a)    Each of Company and Company Bank, to Company’s Knowledge (i) owns (beneficially and of record, where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Intellectual Property, and (ii) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. To the Company’s Knowledge, the Owned Intellectual Property is subsisting, valid and enforceable. To the Company’s Knowledge, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Company and Company Bank as presently conducted. To Company’s Knowledge, each of Company and Company Bank has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

(b)    To Company’s Knowledge, the operation by Company and Company Bank of their respective businesses as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and since December 31, 2017, no Person has asserted in writing that Company or Company Bank has materially infringed, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To Company’s Knowledge, no third Person has infringed, misappropriated or otherwise violated any of Company’s or Company Bank’s rights in the Owned Intellectual Property.

(c)    Each of Company and Company Bank has taken reasonable measures to protect (i) their rights in their respective Owned Intellectual Property and (ii) the confidentiality of all Trade Secrets that are owned, used or held by Company or Company Bank, and to Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To Company’s Knowledge, no Person has gained unauthorized access to Company’s or Company Bank’s IT Assets.

(d)    Each of Company’s and Company Bank’s respective IT Assets operate and perform in all material respects as reasonably required by Company and Company Bank in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. To Company’s Knowledge, Company and Company Bank has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. To Company’s Knowledge, Company and Company Bank is compliant with their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

(e)    For purposes of this Agreement,

(i)    “Intellectual Property” means any and all: (A) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, trade dress, trade names, business names, corporate names, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (B) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (C) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (D) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (E) other intellectual property rights.

(ii)    “IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such Person or such Person’s Subsidiaries.

(iii)    “Licensed Intellectual Property” means the Intellectual Property owned by third Persons that is used in or necessary for the operation of the respective businesses of Company or Purchaser, as the case may be, and each of its respective Subsidiaries as presently conducted.

(iv)    “Owned Intellectual Property” means Intellectual Property owned or purported to be owned by Company or Purchaser, as the case may be, or any of its respective Subsidiaries.

3.21    Properties. Company or Company Bank (a) has good and, as to real property, marketable title to all the material properties and assets reflected in either the latest audited balance sheet or latest interim balance sheet included in the Financial Statements as being owned by Company or Company Bank or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Company Owned Properties“), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due or which are contested in good faith and for which adequate reserves have been taken, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Company Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in either the Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Company Owned Properties that constitute real property, the “Company Real Property“), free and clear of all Liens of any nature whatsoever, except for Company Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Company’s Knowledge, the lessor. There are no pending or, to Company’s Knowledge, threatened (in writing) condemnation proceedings against the Company Real Property.

3.22    Insurance. Company and Company Bank are insured with insurers believed by Company to be reputable against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice. Company and Company Bank are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and Employees of Company and Company Bank, Company or Company Bank thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.23    Accounting and Internal Controls.

(a)    The records, systems, controls, data and information of Company and Company Bank are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or Company Bank or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Company and Company Bank have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) reasonably intended to ensure that material information relating to Company and Company Bank is made known to its management by others within those entities.

(b)    Company’s management completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the years ended December 31, 2020 and 2021, and such assessments concluded that such controls were effective. Based on Company’s most recent evaluation prior to the date hereof, there were not: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting or (B) any fraud, whether or not material, that involves management or other Employees who have a significant role in its internal controls over financial reporting.

(c)    Since December 31, 2017, (A) neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any director, officer, auditor, accountant or Representative of Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its Board of Directors or any committee thereof or to any of its directors or officers.

3.24    Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Company or for the account of a customer of Company Bank, were entered into in the ordinary course of business and in all material respects in accordance with applicable rules, regulations and policies of the applicable regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Company or Company Bank enforceable in accordance with their terms, subject to the Bankruptcy and Equity Exception, and are in full force and effect. Company and Company Bank have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Company’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.25    Labor. (a) Neither Company nor any of its Subsidiaries is or since December 31, 2017, has been a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”); (b) no employee is represented by a labor organization for purposes of collective bargaining with respect to Company or any of its Subsidiaries; (c) to the Company’s Knowledge, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of Company or any of its Subsidiaries; (d) no Collective Bargaining Agreement is being negotiated by Company or any of its Subsidiaries; (e) as of the date hereof, there is no strike, lockout, slowdown, or work stoppage against Company or any of its Subsidiaries pending or, to the Company’s Knowledge , threatened, that may interfere in any material respect with the respective business activities of Company or any of its Subsidiaries; (f) to the Company’s Knowledge, there is no pending charge or complaint against Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity; and (g) Company and its Subsidiaries have complied with all Laws regarding employment and employment practices, terms and conditions of employment and wages and hours and other Laws in respect of any reduction in force, including notice, information and consultation requirements.

3.26    Loans; Loan Matters.

(a)    Except as set forth on Section 3.26(a)(1) of the Company Disclosure Schedule, as of most recent calendar quarter end, neither Company nor Company Bank is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), (x) the unpaid principal balance of which exceeds $50,000, and under the terms of which the obligor was 90 days or more delinquent in payment of principal or interest or (y) to the Company’s Knowledge, the unpaid principal balance of which exceeds $50,000 and which the obligor is in material default of any other provision under such Loan (for purposes of this clause (y), the failure of a borrower to deliver financial and other data on a timely basis to Company as required by the relevant loan agreement shall not be deemed a material default), or (ii) Loan with any director, executive officer or 5% or greater shareholder of Company or Company Bank, or to the Company’s Knowledge, any Person controlling, controlled by or under common control with any of the foregoing. Section 3.26(a)(2) of the Company Disclosure Schedule sets forth (i) all of the Loans in original principal amount in excess of $50,000 of Company or Company Bank that, as of the most recent calendar quarter end, were classified (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of such date and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Company and Company Bank that as of most recent quarter end, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category, (iii) each Loan for which Company or Company Bank has afforded any payment accommodation, forbearance, or otherwise modified or amended in accordance with the Coronavirus Aid, Relief, and Economic Security Act or otherwise as a result of the effects of COVID-19, and (iv) each asset of Company that as of the most recent calendar quarter end, was classified as “Other Real Estate Owned” and the book value thereof as of such date.

(b)    Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are, in all material respects, true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Company’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance with all applicable Laws at the time of origination or purchase by Company or Company Bank and are complete and correct in all material respects. Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in all material respects in accordance with the relevant notes or other credit or security documents, Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with the requirements under all applicable Laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

Except as Previously Disclosed, Purchaser and Merger Sub hereby jointly and severally represent and warrant to Company as follows:

4.1    Corporate Organization.

(a)    Purchaser is a corporation duly formed, validly existing and in good standing under the laws of the State of Ohio. Merger Sub is a limited liability company duly organized and in good standing under the laws of the State of Ohio. Each of Purchaser and Merger Sub has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Purchaser is duly registered as a bank holding company under the BHC Act.

(b)    Purchaser Bank, a national association, and Farmers Trust Company, a state trust company, are each a Subsidiary of Purchaser and each (i) is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (iii) except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of Purchaser Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

4.2    Capitalization. The authorized capital stock of Purchaser consists of 50,000,000 Purchaser Common Shares of which, as of March 1, 2022 (the “Purchaser Capitalization Date”), 34,004,914 were issued and outstanding. As of the Purchaser Capitalization Date, no Purchaser Common Shares were authorized for issuance upon exercise of options issued pursuant to employee and director stock plans of Purchaser or a Subsidiary of Purchaser in effect as of the date of this Agreement (the “Purchaser Stock Plans”). All of the issued and outstanding Purchaser Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no Voting Debt of Purchaser is issued or outstanding. As of the Purchaser Capitalization Date, except pursuant to this Agreement and the Purchaser Stock Plans, Purchaser does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any Purchaser Common Shares, Voting Debt of Purchaser or any other equity securities of Purchaser or any securities representing the right to purchase or otherwise receive any Purchaser Common Shares or Voting Debt of Purchaser or other equity securities of Purchaser. The Purchaser Common Shares to be issued pursuant to the Merger have been reserved for issuance, and when issued, will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

4.3    Authority; No Violation.

(a)    Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Merger Sub has the full limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly, and unanimously adopted and approved by the Board of Directors of Purchaser and the managers and members of Merger Sub to the extent required by applicable Law. No other corporate proceedings on the part of Purchaser or Merger Sub are necessary to approve this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and Merger Sub and (assuming due authorization, execution and delivery by Company) constitutes the valid and binding obligation of Purchaser and Merger Sub, enforceable against Purchaser and Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b)    Neither the execution and delivery of this Agreement by Purchaser or Merger Sub, nor the consummation by Purchaser or Merger Sub of the transactions contemplated hereby, nor compliance by Purchaser or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the articles of incorporation or code of regulations of Purchaser or the articles of organization or operating agreement of Merger Sub, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any other Law, judgment, order, injunction or decree applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser.

4.4    Consents and Approvals. Except for (a) the Regulatory Approvals, (b) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (c) the filing of the Statement of

Merger with the Department of State of the Commonwealth of Pennsylvania and the Certificate of Merger with the Ohio Secretary of State, and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Purchaser Common Shares pursuant to this Agreement and approval of listing of such Purchaser Common Shares on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Purchaser of this Agreement or with the consummation by Purchaser of the Merger or by Purchaser Bank of the Bank Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Purchaser of this Agreement.

4.5    Reports.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, Purchaser and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2017 with any Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2017, including any report or statement required to be filed pursuant to any applicable Laws, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and have paid all fees and assessments due and payable in connection therewith.

(b)    An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Purchaser pursuant to the Securities Act or the Exchange Act (the “Purchaser SEC Reports”) since December 31, 2017 is publicly available. All Purchaser SEC Reports, at the time of filing, complied, and all Purchaser SEC Reports required to be filed prior to the Effective Time will comply, in all material respects with applicable Law and included and will include all exhibits required to be filed under applicable Law. None of such documents, when filed or as amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Purchaser’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

4.6    Financial Statements.

(a)    The financial statements of Purchaser and its Subsidiaries included (or incorporated by reference) in the Purchaser SEC Reports (including the related notes, where applicable) have been prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto and for normal year-end adjustments) and present fairly, in all material respects, the consolidated financial condition, earnings and cash flows of Purchaser and its consolidated Subsidiaries for the periods then ended. As of the date hereof, the books and records of Purchaser and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, CliftonLarsonAllen LLP has not resigned (or informed Purchaser that indicated it intends to resign) or been dismissed as independent public accountants of Purchaser as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Neither Purchaser nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Purchaser included in its Quarterly Report on Form 10-Q for the most recent fiscal quarter (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since the most recent fiscal quarter end or (iii) in connection with this Agreement and the transactions contemplated hereby.

4.7    Broker’s Fees. Neither Purchaser nor any of its Subsidiaries nor any of their respective officers or directors have employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than to Janney Montgomery Scott LLC.

4.8    Compliance with Applicable Law. Purchaser and each of its Subsidiaries hold, and have at all times since December 31, 2017 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser and, to Purchaser’s Knowledge, no suspension or cancellation of any such necessary license, franchise, permit or authorization has, prior to the date hereof, been threatened in writing. Purchaser and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, any applicable Law relating to Purchaser or any of its Subsidiaries.

4.9    Legal Proceedings.

(a)    Except for litigation in the ordinary course of business, and as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, none of Purchaser or any of its Subsidiaries is a party to any, and there are no pending or, to Purchaser’s Knowledge, threatened, legal, administrative, arbitral or other suits, actions, investigations, claims, proceedings or reviews of any nature against Purchaser or any of its Subsidiaries, and Purchaser is not aware of any basis for any such suits, actions, investigations, claims, proceeding or reviews.

(b)    There is no injunction, order, award, judgment, settlement, decree, Regulatory Agreement or other regulatory restriction (other than those of general application that apply to similarly situated banks or their Subsidiaries) imposed upon Purchaser or any of its Subsidiaries that is or could reasonably be expected to be material to Purchaser or any of its Subsidiaries.

(c)    There is no suit, action, investigation, claim, proceeding or review pending, or to Purchaser’s Knowledge, threatened against or affecting it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action, investigation, claim, proceeding or review) that, individually or in the aggregate, is reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

4.10    Absence of Changes. Since December 31, 2021, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser.

4.11    Taxes. Purchaser and each of its Subsidiaries (a) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined in Section 3.18) required to be filed by them and all such filed Tax Returns are complete and accurate in all material respects; and (b) have timely paid all material Taxes (as defined in Section 3.18) that are required to have been paid or that Purchaser or any of its Subsidiaries are obligated to have withheld from amounts owing to any employee, creditor or third party and to have paid, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Purchaser or its Subsidiaries. None of the material Tax Returns pertaining to Purchaser or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign Tax authority and neither Purchaser or any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes is pending or threatened. No material assessment in respect of such Tax Returns or matters pertaining to Tax Returns or matters pertaining to Taxes is pending or threatened. Purchaser has not received written notice of any material deficiencies asserted or assessments made against Purchaser or any of its Subsidiaries that have not been paid in full. Purchaser has not received written notice of any claim against Purchaser or any of its Subsidiaries by any Tax authority in a jurisdiction where Purchaser or such Subsidiary does not file Tax Returns that Purchaser or such Subsidiary is or may be subject to taxation by that jurisdiction. No Liens for Taxes exist with respect to any of the assets of Purchaser or any of its Subsidiaries, except for Liens for Taxes not yet due and payable. Neither Purchaser nor any of its Subsidiaries has entered into, or obtained, as applicable, any material closing agreement, private letter ruling, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. Each of Purchaser and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Purchaser nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than a group of which Purchaser was the common parent, (B) has any liability for a material amount of Taxes of any Person (other than Purchaser or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current contractual obligation to indemnify any other Person with respect to Taxes (other than such agreement or arrangement exclusively between or among Purchaser and its Subsidiaries). Neither Purchaser nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). Neither Purchaser nor any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law). Neither Purchaser nor any of its Subsidiaries is the beneficiary of any extension of time within which or file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business).

4.12    Approvals. As of the date of this Agreement, Purchaser knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a reasonably timely basis.

4.13    Reorganization.

(a)    Purchaser has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b)    Merger Sub is an entity that is disregarded as an entity separate from Purchaser for federal Tax purposes and, as such, is a “disregarded entity” as defined in Treasury Regulations 1.368-2(b)(1)(i)(A).

4.14    Intellectual Property. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser and its Subsidiaries:

(a)    Each of Purchaser and its Subsidiaries, to Purchaser’s Knowledge (i) owns (beneficially, and of record where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Intellectual Property, and (ii) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. To Purchaser’s Knowledge, the Owned Intellectual Property is subsisting, valid and enforceable. To Purchaser’s Knowledge, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Purchaser and each of its Subsidiaries as presently conducted. To Purchaser’s Knowledge, each of Purchaser and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

(b)    To Purchaser’s Knowledge, the operation of Purchaser and each of its Subsidiaries’ respective businesses as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and since December 31, 2017, no Person has asserted in writing that Purchaser or any of its Subsidiaries has materially infringed, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To Purchaser’s Knowledge, no third Person has infringed, misappropriated or otherwise violated any of Purchaser’s or any of its Subsidiary’s rights in the Owned Intellectual Property.

(c)    Purchaser and each of its Subsidiaries has taken reasonable measures to protect (i) their rights in their respective Owned Intellectual Property and (ii) the confidentiality of all Trade Secrets that are owned, used or held by Purchaser or any of its Subsidiaries, and to Purchaser’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To Purchaser’s Knowledge, no Person has gained unauthorized access to Purchaser’s or its Subsidiaries’ IT Assets.

(d)    Purchaser’s and each of its Subsidiaries’ respective IT Assets operate and perform in all material respects as reasonably required by Purchaser and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. To Purchaser’s Knowledge, Purchaser and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. To Purchaser’s Knowledge, Purchaser and each of its Subsidiaries is compliant with their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

4.15    Properties. Either Purchaser or one of its Subsidiaries (a) has good and, as to real property, marketable title to all the material properties and assets reflected in either the latest audited balance sheet or latest interim balance sheet included in the Financial Statements as being owned by either Purchaser or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due or which are being contested in good faith for which adequate reserves have been taken, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in either the Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Owned Properties that constitute real property, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Purchaser’s Knowledge, the lessor. There are no pending or, to Purchaser’s Knowledge, threatened (in writing) condemnation proceedings against the Real Property.

4.16     Insurance. Purchaser and its Subsidiaries are insured with insurers believed by Purchaser to be reputable against such risks and in such amounts as the management of Purchaser reasonably has determined to be prudent and consistent with industry practice. Purchaser and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Purchaser and its Subsidiaries, Purchaser or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.17    Accounting and Internal Controls.

(a)    The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Purchaser and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Purchaser has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Purchaser and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to allow it to make certifications that would be required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, if applicable.

(b)    Purchaser’s management completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the years ended December 31, 2020 and 2021, and such assessments concluded that such controls were effective. Purchaser has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors, and has described in Section 4.17(b) of the Purchaser Disclosure Schedule: (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(c)    Since December 31, 2017, (i) none of Purchaser or any of its Subsidiaries or, to Purchaser’s Knowledge, any director, officer, auditor, accountant or representative of Purchaser or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its Board of Directors or any committee thereof or to any of its directors or officers.

4.18    Ownership of Company Common Shares. As of the date hereof, neither Purchaser nor any of its affiliates (a) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Company Common Shares, (b) is now, or at any time within the last three years has been, an “interested shareholder”, as such term is defined in Section 1704.01 of the Ohio General Corporation Law, or (c) is a “Controlling Person” as such term is defined in Article TENTH of the Company Articles.

4.19    Available Funds. Purchaser and Purchaser Bank have and, immediately prior to the Effective Time, Merger Sub will have, cash sufficient to pay or cause to be deposited into the Exchange Fund the aggregate amount of cash as required pursuant to Section 2.2.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, (a) each of Company and Purchaser shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) each of Company and Purchaser shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company or Purchaser to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2    Company Forbearances. Except as otherwise specifically permitted or required by this Agreement, during the period from the date of this Agreement to the Effective Time or termination of this Agreement in accordance with the terms hereof, Company shall not, and shall not permit Company Bank to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)    (i)    Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional common shares or other equity interest, Voting Debt or Equity Rights, or (ii) grant, award or issue any Company stock options, restricted units, stock appreciation rights, restricted stock, awards based on the value of Company’s capital stock, or other equity-based award with respect to shares of the Company Common Shares under any of the Company Benefit Plans or the Company Stock Plans, or otherwise, except in the case of clause (i) hereof only, for issuances of Company Common Shares with respect to the regular vesting of plan share awards under the Company Stock Plans which are outstanding as of the Company Capitalization Date;

(b)    (i)    Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock (other than regular quarterly dividends not exceeding $0.31 per Company Common Share, regular semi-annual dividends on the Company Preferred Shares and dividends from Company Bank to Company), or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, except that Company may redeem, purchase, withhold or otherwise acquire Company Common Shares as payment for withholding taxes in connection with the vesting of Company Restricted Shares;

(c)    Amend the terms of, waive any rights under, terminate, knowingly violate the terms of, or enter into, (i) any contract or other binding obligation other than in the ordinary course of business consistent with past practice, (ii) any contract or other binding obligation that cannot be canceled without penalty, or (iii) any contract or other binding obligation of the sort specified in Section 3.16(a)(iv), (vi), (vii), (viii), (ix), (x), (xiii) or (xiv);

(d)    Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except any sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments, or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and Company Bank, taken as a whole;

(e)    Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity;

(f)    Amend the Company Articles or the Company Bylaws, or similar governing documents of Company Bank;

(g)    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements or any Regulatory Agency responsible for regulating Company;

(h)    Except as required under applicable Law or the terms of any Company Benefit Plan existing as of the date hereof, (i) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Company or Company Bank (collectively, “Employees”), other than increases in base salary to Employees in the ordinary course consistent with past practice, which shall not exceed 3.0% in the aggregate or 5.0% for any individual to Employees (in each case, on an annualized basis), (ii) except as set forth on Section 5.2(h) of the Company Disclosure Schedule, other than the payment of incentive compensation to Employees in the ordinary course consistent with past practice, Company’s annual incentive plan, and financial statement accruals, pay or award, or commit to pay or award, any bonuses or incentive compensation, (iii) become a party to, establish, amend, alter prior interpretations of, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired Employee), (iv) accelerate the vesting or lapsing of restrictions with respect to any stock-based incentive compensation, other than as expressly contemplated by the provisions of Section 1.5(a) and subsections (a) and (c) of Section 6.5, (v) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vi) change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such Company Benefit Plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, or (vii) hire or terminate without cause the employment of any Employee who has (in the case of Employees to be terminated) or would have (in the case of Employees to be hired) target total compensation (base salary, target cash incentive and target equity) of $100,000 or more;

(i)    (i)    Take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) except as may be required by applicable Law imposed by any Governmental Entity, (A) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (B) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(j)    Incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice;

(k)    Enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by Law or requested by a Regulatory Agency;

(l)    Other than in consultation with Purchaser, make any material change to (i) its investment securities portfolio, derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or (ii) the manner in which the portfolio is classified or reported, except as required by Law or requested by a Regulatory Agency;

(m)    Settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $50,000 individually or $100,000 in the aggregate for all such actions, suits, claims, and that would not (i) impose any restriction on the business of it or its Subsidiaries or (ii) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

(n)    Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(o)    Make or incur any capital expenditure in excess of $25,000 individually or $100,000 in the aggregate, except for binding commitments existing on the date hereof previously provided to Purchaser;

(p)    Issue any written communication of a general nature to its Employees or customers without the prior approval of Purchaser (which will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger or other transactions contemplated hereby;

(q)    Make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), enter into any structured transaction outside of its regular course of business, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return;

(r)    Except (i) for Loans or legally binding commitments for Loans that have previously been approved by Company prior to the date of this Agreement, make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan, or amend or modify in any material respect any existing Loan, that would result in total credit exposure to the applicable borrower (and its affiliates) in excess of $1,500,000, (ii) with respect to amendments or modifications that have previously been approved by Company prior to the date of this Agreement, amend or modify in any material respect any existing Loan rated “special mention” or below by Company with total credit exposure in excess of $1,500,000, or (iii) with respect to any such actions that have previously been approved by Company prior to the date of this Agreement, modify or amend any Loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral at a value below the fair market value thereof as determined by Company, in each case in excess of $1,000,000; or

(s)    Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section  5.2.

5.3    Purchaser Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Company (which shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time or the termination of this Agreement in accordance with the terms hereof, Purchaser shall not, and shall not permit any of its Subsidiaries to:

(a)    Take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable Law imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(b)     Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3; or

(c)    Make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), enter into any structured transaction outside of its regular course of business, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    Purchaser shall promptly prepare and file with the SEC, and Company shall use its commercially reasonable efforts to cooperate in the preparation of, the Form S-4, in which the Proxy Statement will be included as a prospectus. Purchaser shall use its commercially reasonable efforts to file the Form S-4 within 60 days of the date herewith and have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company shall thereafter mail or deliver the Proxy Statement to Company shareholders. Purchaser shall also use its commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Shares as may be reasonably requested in connection with any such action.

(b)    The parties shall cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Purchaser Bank will prepare and, within 60 days of the date herewith, use commercially reasonable efforts to file an Interagency Bank Merger Act Application with the OCC. Each of Company and Purchaser shall have the right to review in advance, subject to applicable Laws, all of the information relating to Company or Purchaser, as the case may be, and its respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement, and each of Company and Purchaser shall, to the extent practicable consult with each other on all the information relating to it or its respective Subsidiaries that appear in any such filing or written materials. In exercising the foregoing, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Notwithstanding anything contained herein to the contrary, in no event shall the foregoing or any other provision of this Agreement require Purchaser or Company to take or commit to take any actions in connection with obtaining such consents, approvals and authorizations, or agree to or suffer any condition or restriction on Purchaser, Company or the Surviving Corporation in connection therewith, that would or could reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Company) on Purchaser or Company.

(c)    Each of Purchaser and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Purchaser and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact required to be stated therein or necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement.

(d)    Each of Purchaser and Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2    Access to Information.

(a)    Upon reasonable notice and subject to applicable Laws, Company shall, and shall cause Company Bank to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Purchaser, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, Company shall, and shall cause Company Bank to, make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws or federal or state banking or insurance Laws (other than reports or documents that Company is not permitted to disclose under applicable Law); and (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request, including periodic updates of the information provided in Section 3.26. Purchaser shall use commercially reasonable efforts to minimize any interference with Company Bank’s regular business operations during any such access to the properties, books, contracts, commitments and records of Company and Company Bank. Upon the reasonable request of Company, Purchaser shall furnish such reasonable information about it and its business as is relevant to Company and its shareholders in connection with the transactions contemplated by this Agreement. Neither Company nor Purchaser, nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the confidentiality obligations reflected by the letter of intent entered into between Purchaser and Company dated as of December 21, 2021, and the confidentiality agreement entered into between Purchaser and Company dated November 12, 2021 (collectively, the “Confidentiality Agreement”).

(c)    No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.3    Shareholder Approval. The Board of Directors of Company has resolved to recommend to Company’s shareholders that they approve this Agreement and will submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Company will take, in accordance with applicable Law and the Company Articles and the Company Bylaws, all action necessary to convene a meeting of its shareholders (“Company Shareholders’ Meeting”), to be held as promptly as practicable after Purchaser has obtained the SEC’s declaration of effectiveness of the Form S-4, to consider and vote upon approval of this Agreement. Company agrees that its obligations pursuant to this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any Acquisition Proposal or Change in the Company Recommendation. Subject to the provisions of Section 6.7, Company shall, through its Board of Directors, recommend to its shareholders the approval and adoption of this Agreement (the “Company Recommendation”), and shall use its best efforts to obtain from its shareholders the requisite affirmative vote to approve this Agreement (the “Company Shareholder Approval”), including, if necessary, adjourning the Company Shareholders’ Meeting if there are insufficient votes to approve this Agreement to allow additional time to attain the Company Shareholder Approval. Notwithstanding any Change in the Company Recommendation, this Agreement shall be submitted to the shareholders of Company at the Company Shareholders’ Meeting for the purpose of obtaining the Company Shareholder Approval and nothing contained herein shall be deemed to relieve Company of such obligation so long as Purchaser has obtained the SEC’s declaration of effectiveness of the Form S-4; provided, however, that if the Board of Directors of Company shall have effected a Change in the Company Recommendation permitted hereunder, then the Board of Directors of Company shall submit this Agreement to Company’s shareholders without the recommendation of this Agreement (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Company may communicate the basis for its lack of a recommendation to Company’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law; provided that, for the avoidance of doubt, Company may not take any action under this sentence unless it has complied with the provisions of Section 6.7. In addition to the foregoing, except as provided in Section 6.7, neither Company nor its Board of Directors of Company shall recommend to its shareholders or submit to the vote of its shareholders any Acquisition Proposal other than the Merger. Except as set forth in Section 6.7, neither the Board of Directors of Company nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Purchaser, the Company Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation (any of the foregoing being a “Change in the Company Recommendation”).

6.4    Nasdaq Listing; Reservation of Purchaser Common Shares.

(a)    Purchaser shall cause the Purchaser Common Shares to be issued in the Merger to have been authorized for listing on the Nasdaq, subject to official notice of issuance prior to the Effective Time.

(b)    Purchaser agrees at all times from the date of this Agreement to reserve a sufficient number of Purchaser Common Shares to fulfill its obligations under this Agreement, including payment of the Merger Consideration.

6.5    Employee Matters; Advisory Board.

(a)    At or prior to the Effective Time, Purchaser shall take all reasonable action so that Employees of Company and its Subsidiaries shall be entitled to participate in each benefit plan of Purchaser or its Subsidiaries of general applicability with the exception of any plan frozen to new participants (collectively, the “Purchaser Eligible Plans”) to the same extent as similarly-situated employees of Purchaser and its Subsidiaries, it being understood that inclusion of the Employees of Company and its Subsidiaries in the Purchaser Eligible Plans may occur at different times with respect to different plans; provided that coverage shall be continued under corresponding Company Benefit Plans until such Employees are permitted to participate in the Purchaser Eligible Plans; provided further, that nothing contained in this Agreement shall require Purchaser or any of its Subsidiaries to make any grants to any former employee of Company or any of its Subsidiaries under any discretionary equity compensation plan of Purchaser or to provide the same level of (or any) employer contributions or other benefit subsidies as Company or its Subsidiaries. Purchaser shall cause each Purchaser Eligible Plan in which Employees of Company and its Subsidiaries are eligible to participate, to recognize, for purposes of determining eligibility to participate in, and vesting of, benefits under the Purchaser Eligible Plans, the service of such Employees with Company and its Subsidiaries to the same extent as such service was credited for such purpose by Company or its Subsidiaries, and, solely for purposes of Purchaser’s vacation, paid time off and severance programs, for purposes of determining the benefit amount; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those Company Benefit Plans that correspond to Purchaser Eligible Plans until Employees of Company and its Subsidiaries are included in such Purchaser Eligible Plans, and subject to subsections (c) and (h) of this Section 6.5, nothing in this Agreement shall limit the ability of Purchaser to amend or terminate any of the Company Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

(b)    The Company shall pay on the last business day preceding the Closing Date all change in control payments provided under each of the employment and change in control agreements listed in Section 3.11(a) of the Company Disclosure Schedule as if the employment of each of the officers covered by such agreements had terminated as of the Effective Time, unless such agreement is superseded by a subsequent agreement between Company and such officer in which case any payments to such officers will be made in accordance with such superseding agreement. Each such payment shall be conditioned on the recipient providing the Company with a complete release to the Company’s and Purchaser’s reasonable satisfaction in exchange for receiving the change in control payment. Section 6.5(b) to the Company Disclosure Schedule sets forth the payments to be made under the employment or change in control agreements, or SERPs.

(c)    At and following the Effective Time, and except as otherwise provided in Section 6.5(e), Purchaser shall honor, and the Surviving Company shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former Employees and directors of Company and Company Bank existing as of the Effective Date under any Company Benefit Plan other than the written employment and change in control agreements listed in Section 3.11(a) of the Company Disclosure Schedules.

(d)    At such time as Employees of Company and its Subsidiaries become eligible to participate in a medical, dental or health plan of Purchaser or its Subsidiaries, Purchaser shall, to the extent reasonably practicable and available from its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Purchaser, (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Effective Time, and (iii) provide each such employee or dependent with credit for any co-payments or co-insurance and deductibles paid during the same plan year under an analogous Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan during the applicable plan year).

(e)    Company or Company Bank, as the case may be, shall adopt such resolutions of its Board of Directors and take such other action as Purchaser may reasonably request to cause the Farmers National Bank of Emlenton 401(k) Plan (the “Company 401(k) Plan”) to be (i) amended immediately prior to the Effective Time, if and to the extent necessary, to update the Company 401(k) Plan to comply with all changes in the Law and any plan qualification requirements applicable to the Company 401(k) Plan at such time, and (ii) terminated immediately prior to the Effective Time (the “Plan Termination Date”) and the accounts of all participants and beneficiaries in the Company 401(k) Plan as of the Plan Termination Date to become fully vested as of the Plan Termination Date. As soon as practicable after the Effective Time, but in no event later than one year after the Plan Termination Date, the account balances in the Company 401(k) Plan shall be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. After the Effective Time, the Surviving Company shall take all other actions necessary to complete the termination of the Company 401(k) Plan, including filing a final Form 5500. Purchaser agrees, to the extent permitted by applicable Law, to permit Company 401(k) Plan participants who become employees of Purchaser and its Subsidiaries to roll over their account balances in the Company 401(k) Plan and loans from the Company 401(k) Plan to Purchaser’s 401(k) Plan. Notwithstanding anything in Section 6.5(c) to the contrary, Employees of Company or its Subsidiaries who continue in employment with the Surviving Company following the Effective Time shall be eligible as of the Effective Time to participate in the Purchaser’s 401(k) Plan.

(f)    Immediately prior to the Effective Time, Company shall, at the written request of Purchaser, freeze or terminate each Company Benefit Plan as is requested by Purchaser. Prior to the Effective Time, Company shall take appropriate action, acceptable to Purchaser, with regard to any plan defect described on Section 3.11(c) of the Company Disclosure Schedule.

(g)    Without limiting the generality of Section 9.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former Employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, except for certain Company employees under Section 6.5(h). In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Purchaser, Company or any of their respective affiliates; (ii) alter or limit the ability of Purchaser or any of its Subsidiaries to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date, subject to subsections (c) and (h) of this Section 6.5; or (iii) to confer upon any current or former Employee, any right to employment or continued employment or continued service with Purchaser or any of its Subsidiaries or constitute or create an employment or other agreement with any Employee.

(h)    Any employee of Company or its Subsidiaries who is not subject to a written employment, separation, or change in control agreement and whose employment is terminated at or within six months following the Effective Time, whether because such employee’s position is eliminated or such employee is not offered or retained in comparable employment (a “Covered Employee”), will be entitled to receive a severance payment in an amount equal to two weeks of such employee’s current base pay for each full year of such employee’s service with Company, subject to a minimum benefit of four weeks’ pay and a maximum benefit of 26 weeks’ pay. Comparable employment shall include (i) job duties substantially comparable to the Covered Employee’s current duties with the Company and its Subsidiaries, (ii) compensation at a salary or base compensation rate at least equal to the Covered Employee’s current salary or base compensation rate from the Company and its Subsidiaries, and (iii) a primary job location that does not require the Covered Employee to commute after the Effective Time more than 30 miles greater than the Covered Employee’s present commute. With respect to Covered Employees who are part-time employees, “base pay” means such Covered Employee’s routinely scheduled number of hours per week at the time of the execution of the Agreement multiplied by such Covered Employee’s hourly rate of pay. This severance payment, if applicable, will be paid by Purchaser in lieu of participation by a Covered Employee in Purchaser’s severance plan as in effect from time to time after the Effective Time. For the purposes of determining the level of severance benefits hereunder, each Covered Employee shall be credited for service with Company only as provided in this Section 6.5(h).

(i)    Purchaser shall offer employment, effective immediately after the Effective Time, to William C. Marsh as Senior Vice President of Purchaser and Market President, Pennsylvania, of Purchaser Bank generally in accordance with the terms and conditions set forth in Purchaser Disclosure Schedule Section 6.5(i).

(j)    Promptly following the Effective Time, Purchaser will establish the Farmers-Emlenton Advisory Board and offer membership thereon to all non-employee directors serving on the Board of Directors of Company immediately prior to the Effective Time other than the director appointed to Purchaser’s Board of Directors in accordance with Section 6.16 hereof. Members of the Farmers-Emlenton Advisory Board shall serve for an initial term of one year from the Effective Time of the Merger, will meet no less frequently than three times annually, and will be paid compensation of $1,500 for each meeting attended.

6.6    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, the Surviving Company and Purchaser shall indemnify and hold harmless, to the full extent provided under the Company Articles, the Company Bylaws, and any indemnification agreement between Company and any officer or director existing on March 21, 2022 (including advancement of expenses as incurred) to the extent permitted under applicable Law, including specifically 12 C.F.R. Part 359, each present and former director and officer of Company and Company Bank as of the Effective Time (in each case, when acting in such capacity) (each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted before or after the Effective Time, including the transactions contemplated by this Agreement; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b)    Subject to the following sentence, for a period of six years following the Effective Time, Purchaser will use its commercially reasonable efforts to provide directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of Company or any of its Subsidiaries as of the Effective Time with respect to claims against such directors and officers arising from facts or events occurring at or before the Effective Time (including the transactions contemplated by this Agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Company; provided that in no event shall Purchaser be required to expend, on an annual basis, an amount in excess of 175% of the annual premiums paid as of the date hereof by Company for any such insurance (the “Premium Cap”); provided further, that if any such annual expense at any time would exceed the Premium Cap, then Purchaser will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. At the option of Purchaser, in consultation with Company, prior to the Effective Time and in lieu of the foregoing, Purchaser or Company may purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence (including the Premium Cap) and fully pay for such policy prior to the Effective Time.

(c)    Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any claim, action, suit, proceeding or investigation described thereunder, will promptly notify Purchaser; provided that failure to so notify will not affect the obligations of Purchaser under Section 6.6(a) unless and to the extent that Purchaser is actually prejudiced as a consequence.

(d)    The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If Purchaser or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Purchaser shall assume the obligations set forth in this Section 6.6.

6.7    No Solicitation.

(a)    Except as set forth in Section 6.7(b), none of Company nor any of its Subsidiaries shall, and each of them shall cause its respective officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants and other retained representatives (each a “Representative”) not to, directly or indirectly (i) solicit, initiate, encourage, knowingly facilitate (including by way of providing information) or induce any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) any confidential or nonpublic information with respect to or in connection with, an Acquisition Proposal, (iii) take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend any Acquisition Proposal or any agreement related thereto, (v) enter into any agreement contemplating or otherwise relating to any Acquisition Transaction or Acquisition Proposal (other than any confidentiality agreement required by Section 6.7(b)), (vi) enter into any agreement or agreement in principle requiring, directly or indirectly, Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vii) propose or agree to do any of the foregoing.

(b)    Notwithstanding anything to the contrary in Section 6.7(a), if Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) that did not result from or arise in connection with a breach of this Section 6.7 at any time prior to the Company Shareholders’ Meeting that the Board of Directors of Company has determined, in its good faith judgment (after consultation with Company’s financial advisors and outside legal counsel) to constitute or to be reasonably likely to result in a Superior Proposal, Company and its Representatives may take any action described in Section 6.7(a)(ii) above to the extent that the Board of Directors of Company has determined, in its good faith judgment (after consultation with Company’s outside legal counsel), that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable Law; provided, that, prior to taking any such action, Company has obtained from such Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) an executed confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, the terms of the Confidentiality Agreement.

(c)    As promptly as practicable (but in no event more than 48 hours) following receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Acquisition Proposal, Company shall advise Purchaser in writing of the receipt of any Acquisition Proposal, request or inquiry and the terms and conditions of such Acquisition Proposal, request or inquiry, shall promptly provide to Purchaser a copy of the Acquisition Proposal, request or inquiry (including the identity of the Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) making the Acquisition Proposal) and shall keep Purchaser promptly apprised of any related developments, discussions and negotiations (including providing Purchaser with a copy of all material documentation and correspondence relating thereto) on a current basis. Company agrees that it shall concurrently provide to Purchaser any information concerning Company that may be provided (pursuant to Section 6.7(b)) to any other Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) in connection with any Acquisition Proposal which has not previously been provided to Purchaser.

(d)    Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders’ Meeting, the Board of Directors of Company may withdraw its recommendation of the Merger Agreement, thereby resulting in a Change in the Company Recommendation, if and only if (x) from and after the date hereof, Company has complied with Sections 6.3 and 6.7, and (y) the Board of Directors of Company has determined in good faith, after consultation with Company’s outside legal counsel, that the taking of such action is reasonably necessary in order for the Board of Directors of Company to comply with its fiduciary duties under applicable Law; provided, that the Board of Directors of Company may not effect a Change in the Company Recommendation unless:

(i)    Company shall have received an unsolicited bona fide written Acquisition Proposal and the Board of Directors of Company shall have concluded in good faith (after consultation with Company’s financial advisors and outside legal counsel) that such Acquisition Proposal is a Superior Proposal, after taking into account any amendment or modification to this Agreement agreed to or proposed by Purchaser;

(ii)    Company shall have provided prior written notice to Purchaser at least three business days in advance (the “Notice Period”) of taking such action, which notice shall advise Purchaser that the Board of Directors of Company has received a Superior Proposal, specify the material terms and conditions of such Superior Proposal (including the identity of the Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) making the Superior Proposal);

(iii)    during the Notice Period, Company shall, and shall cause its financial advisors and outside counsel to, negotiate with Purchaser in good faith (to the extent Purchaser desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(iv)    the Board of Directors of Company shall have concluded in good faith (after consultation with Company’s financial advisors and outside legal counsel) that, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered or agreed to by Purchaser, if any, that such Acquisition Proposal continues to constitute a Superior Proposal.

If during the Notice Period any revisions are made to the Superior Proposal and such revisions are material, Company shall deliver a new written notice to Purchaser and shall again comply with the requirements of this Section 6.7(d) with respect to such new written notice, except that the new Notice Period shall be two business days. In the event the Board of Directors of Company does not make the determination referred to in clause (iv) of this paragraph and thereafter seeks to effect a Change in the Company Recommendation, the procedures referred to above shall apply anew and shall also apply to any subsequent Change in the Company Recommendation.

(e)    Company and its Subsidiaries shall, and shall cause their respective Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal; (ii) request the prompt return or destruction of all confidential information previously furnished in connection therewith; and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or Company or any of its Subsidiaries or Representatives is a party, and enforce the provisions of any such agreement.

(f)    Nothing contained in this Agreement shall prevent Company or its Board of Directors from making any disclosure to Company shareholders if the Board of Directors of Company (after consultation with Company’s outside legal counsel) concludes that its failure to do so would cause it to violate its fiduciary duties under applicable Law; provided, that this Section 6.7(f) will in no way eliminate or modify the effect that any action taken pursuant hereto would otherwise have under this Agreement.

(g)    As used in this Agreement:

(i)    “Superior Proposal” means any bona fide written Acquisition Proposal with respect to which the Board of Directors of Company determines in its good faith judgment to be more favorable to Company than the Merger, and to be reasonably capable of being consummated on the terms proposed, after (A) receiving the advice of Company’s outside legal counsel and financial advisor, and (B) taking into account all material relevant factors (including the likelihood of consummation of such transaction on the terms set forth therein, any proposed changes to this Agreement that may be proposed by Purchaser in response to such Acquisition Proposal (whether or not during the Notice Period), and all material legal (with the advice of Company’s outside legal counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing)); provided, that for purposes of the definition of “Superior Proposal,” the references to “25%” and “75%” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “50%”;

(ii)    “Acquisition Proposal” means any proposal, offer, inquiry, or indication of interest (whether binding or non-binding, and whether communicated to Company or publicly announced to Company’s shareholders) by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) (in each case other than Purchaser or any of its affiliates) relating to an Acquisition Transaction (as defined in Section 6.7(g)(iii)) involving Company or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries; and

(iii)    “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (A) any acquisition (whether direct or indirect, including by way of merger, share exchange, consolidation, business combination or other similar transaction) or purchase from Company by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Purchaser or any of its affiliates, of 25% or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries (measured by voting power), or any tender offer or exchange offer that if consummated would result in any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Purchaser or any of its affiliates, beneficially owning 25% or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries (measured by voting power), or any merger, consolidation, share exchange, business combination or similar transaction involving Company pursuant to which the shareholders of Company immediately preceding such transaction would hold less than 75% of the equity interests in the surviving or resulting entity of such transaction (or, if applicable, the ultimate parent thereof) (measured by voting power); (B) any sale or lease or exchange, transfer, license, acquisition or disposition of a business, deposits or assets that constitute 25% or more of the consolidated assets, business, revenues, net income, assets or deposits of Company; or (C) any liquidation or dissolution of Company or any of its Subsidiaries.

(h)    Nothing contained in Section 6.7 shall prohibit Company or the Board of Directors of Company from complying with Company’s obligations under Rules 14d-9 and 14e-2 promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed a Change in the Company Recommendation unless the Board of Directors of Company reaffirms the Company Recommendation in such disclosure.

6.8    Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of party to this Agreement will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, as now or hereafter in effect.

6.9    Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 15 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of Company or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable Law, any reports provided to the Board of Directors of Company or any committee thereof relating to the financial performance and risk management of Company or any of its Subsidiaries.

6.10    Notification of Certain Matters. Company and Purchaser will give prompt notice to the other of any fact, event or circumstance known to it that (a) individually or taken together with all other facts, events and circumstances known to it, has had or is reasonably likely to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.11    Shareholder Litigation. Company shall give Purchaser prompt notice of any shareholder litigation against Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement and shall give Purchaser the opportunity to participate at its own expense in the defense and/or settlement of any such litigation. In addition, no settlement of any such shareholder litigation shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed).

6.12    Transition. Commencing following the date hereof, and in all cases subject to applicable Law, Company shall, and shall cause Company Bank to, cooperate with Purchaser and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Purchaser. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of Company and Company Bank in the ordinary course of business, Company shall cause the Employees, officers and Representatives of Company and Company Bank to use their commercially reasonable efforts to provide support, including support from its outside contractors and vendors, as well as data and records access, take actions and assist Purchaser in performing all tasks, including conversion planning, assisting in any required divestiture, equipment installation and training, the provision of customer communications and notices (including joint communications and notices relating to anticipated account changes, divestiture and/or systems conversion), and other matters reasonably required to result in a successful transition and integration at the Closing or such later date as may be determined by Purchaser. Notwithstanding anything to the contrary herein, neither Company nor Company Bank shall be required to (i) terminate any third-party service provider arrangements prior to the Closing or (ii) take any action that may unreasonably and materially interfere with the business of Company or Company Bank or impede or delay the consummation of the Closing; and provided further, that in the event that Company or Company Bank takes, at the request of Purchaser, any action relative to third parties to facilitate the data processing conversion that results in the imposition of any fees or charges, Purchaser shall indemnify Company for any such fees and charges, and the costs of reversing the conversion process in the event of a termination of this Agreement by Company under Section 8.1(d) or 8.1(f). In addition, notwithstanding any other provisions of this Agreement, neither Purchaser nor Merger Sub shall be permitted under any circumstances be permitted to exercise control over Company or Company Bank prior to the Effective Time.

6.13    Voting Agreements. Company shall deliver on the date of this Agreement an executed Voting Agreement, in the form attached to this Agreement as Exhibit B, (the “Voting Agreement”), from all members of Company’s Board of Directors and its named executive officers (as such term is defined in 17 CFR § 229.402).

6.14    Tax Representation Letters. Officers of Purchaser and Company shall execute and deliver to Vorys, Sater, Seymour and Pease LLP, tax counsel to Purchaser, and Silver, Freedman, Taff  & Tiernan LLP, tax counsel to Company, “Tax Representation Letters” substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Proxy Statement and Form S-4 have been filed with the SEC and at the Effective Time, in connection with such tax counsels’ delivery of opinions pursuant to Section 7.2(d) and Section  7.3(c).

6.15    Continuity of Interest. Notwithstanding anything in this Agreement to the contrary, if either of the tax opinions referred to in Section 7.2(c) or 7.3(c) cannot be rendered (as reasonably determined by Vorys, Sater, Seymour and Pease LLP or Silver, Freedman, Taff  & Tiernan LLP, respectively) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Purchaser shall increase the Stock Consideration (applying the closing price of shares of the Purchaser Common Shares on the last trading day prior to the Closing Date), and decrease the Cash Consideration, to the minimum extent necessary to enable the relevant tax opinion to be rendered.

6.16    Additional Purchaser Director. Purchaser shall take such action necessary to, effective immediately following the Effective Time, (a) increase by one the number of directors on the Board of Directors of Purchaser, and (b) appoint one person who serves as a non-employee director of Company immediately prior to the Effective Time as a Class II director of Purchaser with a term expiring at Purchaser’s 2024 annual meeting of shareholders.

6.17    Section 16 Matters. Prior to the Effective Time, each of Purchaser and Company, shall take all commercially reasonable steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) or acquisitions of Purchaser Common Shares (including derivative securities with respect to Purchaser Common Shares) directly resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time or shall become subject to such reporting requirements related to Purchaser following the Effective Time, to be exempt under Rule 16b-3  under the Exchange Act, to the extent permitted by applicable Law.

6.18     Redemption of Company Preferred Shares. Company shall take all necessary and appropriate steps to redeem the Company Preferred Shares immediately prior to the Effective Time, including but not limited to, engaging American Stock Transfer & Trust Company LLC (“AST”) or such other party as may be mutually agreed upon by Company and Purchaser, to act as the agent for the redemption of the Company Preferred Shares. At least 30 days and no more than 60 days prior to the Effective Time, Company or AST shall provide notice of redemption of the Company Preferred Shares, effective immediately prior to the Effective Time, and Company shall have provided AST with the funds for the redemption of the Company Preferred Shares prior to the redemption date.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. This Agreement, on substantially the terms and conditions set forth in this Agreement, shall have received the Company Shareholder Approval.

(b)    Stock Exchange Listing. The Purchaser Common Shares to be issued to the holders of Company Common Shares upon consummation of the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

(c)    Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(e)    Regulatory Approvals. (i) All regulatory approvals from the Federal Reserve, the OCC and, if applicable, the FDIC and the Banking Department and (ii) any other regulatory approvals required to consummate the transactions contemplated by this Agreement, including the Merger and (unless otherwise determined by Purchaser) the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods referred to in clauses (i) or (ii), the “Requisite Regulatory Approvals”).

7.2    Conditions to Obligations of Purchaser and Merger Sub. The obligation of Purchaser and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Company (other than the representations and warranties set forth in (i) Section 3.2(a), which shall be true and correct except to a de minimis extent, relative to Section 3.2(a) taken as a whole, (ii) Sections 3.2(c), 3.3(a), 3.3(b)(i) and 3.7, which shall be true and correct in all material respects, and (iii) Sections 3.8(c) and Section 3.10, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder or under Section 8.1 as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Company, has had or would reasonably be expected to result in a Material Adverse Effect on Company; provided further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.2(a) or Section 8.1 (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded, and Purchaser shall have received a certificate signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer to the foregoing effect.

(b)    Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Purchaser shall have received a certificate signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer to such effect.

(c)    Tax Opinion. Purchaser shall have received an opinion of Vorys, Sater, Seymour and Pease LLP, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Vorys, Sater, Seymour and Pease LLP will be entitled to receive and rely upon the Tax Representation Letters.

(d)    Executive Officer Retention. William C. Marsh shall have agreed to serve as Senior Vice President of Purchaser and Market President, Pennsylvania, of Purchaser Bank immediately following the Effective Time.

(e)    Regulatory Conditions. There shall not be any action taken or determination made, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, including the Merger and the Bank Merger, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval or otherwise, which imposes any restriction, requirement or condition that, individually or in the aggregate, would, after the Effective Time, restrict or burden Purchaser or the Surviving Company or any of their respective affiliates in connection with the transactions contemplated by this Agreement or with respect to the business or operations of Purchaser or the Surviving Company that would have a Material Adverse Effect on Purchaser, the Surviving Company or any of their respective affiliates, in each case measured on a scale relative to Company.

(f)    FIRPTA Affidavit. Company shall have delivered to Purchaser an affidavit, under penalties of perjury, stating that Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulations Section 1.897-2(h).

7.3    Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Purchaser and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date);

provided, however, that no representation or warranty of Purchaser (other than the representations and warranties set forth in (i) Section 4.3(a) and 4.3(b)(i), which shall be true and correct in all material respects, and (ii) Section 4.10 and 4.18, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder or under Section 8.1 as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Purchaser, has had or would reasonably be expected to result in a Material Adverse Effect on Purchaser; provided further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.3(a) or Section 8.1 (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or Chief Financial Officer of Purchaser to the foregoing effect.

(b)    Performance of Obligations of Purchaser and Merger Sub. Purchaser and Merger Sub, as the case may be, shall have performed in all material respects all obligations required to be performed by either of them under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Purchaser and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Purchaser to such effect.

(c)    Tax Opinion. Company shall have received an opinion of Silver, Freedman, Taff  & Tiernan LLP, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Silver, Freedman, Taff & Tiernan LLP will be entitled to receive and rely upon the Tax Representation Letters.

(d)    Payment of Merger Consideration. Purchaser shall have caused Merger Sub to deliver the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide Company with a certificate evidencing such delivery.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval:

(a)    by mutual consent of Company and Purchaser in a written instrument authorized by the Boards of Directors of Company and Purchaser;

(b)    by either Company or Purchaser, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c)    by either Company or Purchaser, if the Merger shall not have been consummated on or before January 31, 2023, unless the failure of the Merger to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d)    by either Company or Purchaser (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties, or any failure to perform in all material respects any of the covenants or agreements, set forth in this Agreement on the part of Company, in the case of a termination by Purchaser, or on the part of Purchaser, in the case of a termination by Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a)-(d) or 7.3(a)-(c), as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e)    by Purchaser, if (i) at any time prior to the Effective Time, the Board of Directors of Company has (A) failed to recommend to the shareholders of Company that they give the Company Shareholder Approval; (B) effected a Change in the Company Recommendation, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, any Acquisition Proposal (other than this Agreement), whether or not permitted by the terms hereof, or resolved to do the same, or (C) failed to substantially comply with its obligations under Section 6.3 or 6.7 hereof; or (ii) a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Shares is commenced (other than by Purchaser or a Subsidiary thereof), and the Board of Directors of Company recommends that the shareholders of Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten business day period specified in Rule 14e-2(a) under the Exchange Act;

(f)    by Company, if at any time prior to the Effective Time, Purchaser has materially breached its obligations under Section 6.1 or 6.4 hereof;

(g)    by Purchaser or Company, if the approval of the Company Shareholder Approval, as required by Section 7.1(a), shall not have been obtained at a duly held Company Shareholders’ Meeting (including any adjournment or postponement thereof); or

(h)    by Company at any time during the three-day period following the Determination Date (as defined below), if both of the following conditions (i) and (ii) exist:

(i)    the Average Closing Price (as defined below) shall be less than the product of .8 and the Starting Price; and

(ii)    (x) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Purchaser Ratio”) shall be less than (y) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date (as defined below) and subtracting 0.2 from such quotient (such number being referred to herein as the “Index Ratio”); subject to the following: if Company elects to exercise its termination right pursuant to Section 8.1(h), it shall give prompt written notice to Purchaser; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned three-day period. For a period of five business days after receipt of such notice, Purchaser shall have the option of increasing the Exchange Ratio in a manner such, and to the extent required, so that the condition set forth in either clause (i) or (ii) above shall be deemed not to exist.

For purposes hereof, the condition set forth in clause (i) above shall be deemed not to exist if the Exchange Ratio is increased so that the Adjusted Stock Consideration (calculated by using the Average Closing Price, as provided in the definition of “Adjusted Stock Consideration”) after such increase is not less than 80% of the Adjusted Stock Consideration calculated by using the Starting Price in lieu of the Average Closing Price.

For purposes hereof, the condition set forth in clause (ii) above shall be deemed not to exist if the Exchange Ratio is increased so that the Adjusted Purchaser Ratio is not less than the Index Ratio.

If Purchaser makes this election, within such period, it shall give prompt written notice to Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 8.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio, and derivatively the Stock Consideration, shall have been so modified), and any references in this Agreement to “Exchange Ratio” and “Stock Consideration” shall thereafter be deemed to refer to the Exchange Ratio and Stock Consideration after giving effect to any adjustment made pursuant to this Section 8.1(h).

For purposes of this Section 8.1(h), the following terms shall have the meanings indicated:

“Adjusted Purchaser Ratio” means the number obtained by dividing (x) the sum of  (i) the Average Closing Price plus (ii) the quotient obtained by dividing the aggregate increase in transaction value resulting from an increase in the Exchange Ratio by the total number of shares of Purchaser Common Shares outstanding multiplied by the initial Exchange Ratio, on the Determination Date, by (y) the Starting Price. For purposes of calculating the increase in transaction value, the price per share of Purchaser Common Shares shall be deemed to be the Average Closing Price.

“Adjusted Stock Consideration” means the product of the Stock Consideration times the Average Closing Price.

“Average Closing Price” means the average of the last reported closing prices per share of Purchaser Common Shares as reported on the Nasdaq (as reported by The Wall Street Journal or, if not reported thereby, any other mutually agreed upon authoritative source) for the twenty consecutive trading days immediately preceding the Determination Date.

“Determination Date” shall mean the tenth calendar day immediately prior to the Effective Time, or if such calendar day is not a trading day on the Nasdaq, the trading day immediately preceding such calendar day.

“Index Price” on a given date means the closing price of the Nasdaq Bank Index.

“Starting Date” means the trading day on the Nasdaq immediately preceding the day on which the parties publicly announce the signing of this Agreement.

“Starting Price” means $17.02.

If the Purchaser declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of the Purchaser shall be appropriately adjusted for the purposes of applying this Section 8.1(h).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f) or (g) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2    Effect of Termination. In the event of termination of this Agreement by either Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Purchaser, any of their respective affiliates or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 6.12 (the penultimate sentence only), 8.2, 8.3, 9.2, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10 and 9.11 shall survive any termination of this Agreement, and (ii) neither Company nor Purchaser shall be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement. For purposes of this Agreement, “Willful Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of the act would, or would reasonably be expected to, cause a breach of this Agreement.

8.3    Fees and Expenses.

(a)    All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)    Notwithstanding the foregoing, if:

(i)    (A) Either Company or Purchaser terminates this Agreement pursuant to 8.1(c) (without the Company Shareholder Approval having been obtained), Purchaser terminates pursuant to Section 8.1(d) (as a result of a Willful Breach by Company)(B) prior to termination, there has been publicly announced an Acquisition Proposal or any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) shall have communicated to Company or its shareholders an Acquisition Proposal (whether or not conditional), or an intention (whether or not conditional) to make an Acquisition Proposal, and (C) within twelve months of such termination Company shall either (1) consummate an Acquisition Transaction or (2) enter into any definitive agreement relating to any Acquisition Transaction (but not including any confidentiality agreement required by Section 6.7(b) (an “Acquisition Agreement”)) with respect to an Acquisition Transaction or Acquisition Proposal, whether or not such Acquisition Transaction or Acquisition Proposal is subsequently consummated (but changing, in the case of (1) and (2), the references to the “25%” and “75%” amounts in the definition of Acquisition Transaction and Acquisition Proposal to “50%”); or

(ii)    (A) Either Company or Purchaser terminates this Agreement pursuant to Section 8.1(g) and (B) within six months of such termination Company shall either (1) consummate an Acquisition Transaction or (2) enter into any Acquisition Agreement with respect to an Acquisition Transaction or Acquisition Proposal, whether or not such Acquisition Transaction or Acquisition Proposal is subsequently consummated (but changing, in the case of (1) and (2), the references to the “25%” and “75%” amounts in the definition of Acquisition Transaction and Acquisition Proposal to “50%”)

(iii)    Purchaser terminates this Agreement pursuant to Section 8.1(e); then Company shall pay to Purchaser an amount equal to Three Million, Seven Hundred and Fifty Thousand and 00/100 Dollars ($3,750,000.00) (the “Termination Fee”). If the Termination Fee shall be payable pursuant to subsection (b)(i) of this Section 8.3, the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction or Acquisition Proposal. If the Termination Fee shall be payable pursuant to subsection (b)(ii) of this Section 8.3, the Termination Fee shall be paid in same-day funds immediately upon delivery of the written notice of termination required by Section 8.1.

(c)    The parties acknowledge that the agreements contained in paragraph (b) of this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Company fails to pay promptly any fee payable by it pursuant to this Section 8.3, then Company shall pay to Purchaser, Purchaser’s costs and expenses (including attorneys’ fees, costs and expenses) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. from the date such payment was due under this Agreement until the date of payment.

8.4    Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Shareholder Approval; provided, however, that after the Company Shareholder Approval, there may not be, without further approval of the Company shareholders who have already provided their approval, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5    Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1    Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place remotely via the electronic exchange of closing deliveries on a date to be specified by the parties (the “Closing Date”).

9.2    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3    Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or electronic mail (upon confirmation of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If	to Company, to:

Emclaire Financial Corp

612 Main Street

Emlenton, Pennsylvania 16373

Attention: William C. Marsh, Chairman, President and Chief Executive Officer

Email: wmarsh@farmersnb.com

with a copy (which shall not constitute notice) to:

Silver, Freedman, Taff  & Tiernan LLP

3299 K Street, NW, Suite 100

Washington, DC 20007

Attention: Kenneth B. Tabach

Email: ktabach@sfttlaw.com

(b) if	to Purchaser, to:

Farmers National Banc Corp.

20 S. Broad St.

Canfield, OH 44406

Attention: Kevin J. Helmick, President and Chief Executive Officer

Email: KHelmick@Farmersbankgroup.com

with a copy (which shall not constitute notice) to:

Vorys, Sater, Seymour and Pease LLP

50 South Main Street, Suite 1200

Akron, Ohio 44308

Attention: J. Bret Treier

Email: jbtreier@vorys.com

9.4    Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “Knowledge” with respect to Company means the actual knowledge after reasonable inquiry of any of Company’s officers listed on Section 9.4 of the Company Disclosure Schedule and with respect to Purchaser, means the actual knowledge after reasonable inquiry of any of Purchaser’s officers listed on Section 9.4 of the Purchaser Disclosure Schedule. When a reference is made in this Agreement to an affiliate of a Person, the term “affiliate” means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

9.5    Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6    Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

9.7    Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in Mahoning County, Ohio (which the parties expressly agree shall exclusively be the federal court for the Northern District of Ohio, or in the event (but only in the event) that such court does not have jurisdiction over such dispute, any court sitting in Mahoning County, Ohio). Each of the parties hereto submits to the exclusive jurisdiction of such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such suit, action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8    Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9    Publicity. Neither Company nor Purchaser shall, and neither Company nor Purchaser shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Purchaser, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Purchaser; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law or rules established by Nasdaq.

9.10    Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except for the provisions of Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, or for those certain Company employees under Section 6.5(h), this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

9.11    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

9.12    Disclosure Schedule. Before entry into this Agreement, Company delivered to Purchaser a schedule (a “Company Disclosure Schedule”) and Purchaser has delivered to Company a schedule (a “Purchaser Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or Article IV, as the case may be, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (b) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “Previously Disclosed” means information set forth by Company or Purchaser, as the case may be, in the applicable paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule, respectively, or any other paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule (so long as it is reasonably clear on the face of such disclosure that the disclosure in such other paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule is also applicable to the section of this Agreement in question).

9.13    Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed by their respective officers thereunto duly authorized as of the date first above written.

FARMERS NATIONAL BANC CORP.

By:	/s/ Kevin J. Helmick
	Name:	Kevin J. Helmick
	Title:	President and Chief Executive Officer

FMNB MERGER SUBSIDIARY V, LLC

By:	/s/ Kevin J. Helmick
	Name:	Kevin J. Helmick
	Title:	President

EMCLAIRE FINANCIAL CORP.

By:	/s/ William C. Marsh
	Name:	William C. Marsh
	Title:	Chairman, President and Chief Executive Officer

EXHIBIT A

AGREEMENT OF MERGER

This agreement of merger (this “Bank Merger Agreement”), dated as of [●], 2022, is by and between The Farmers National Bank of Emlenton (“Emlenton Bank”) and The Farmers National Bank of Canfield (“Farmers Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger, dated as of March 23, 2022 (the “Parent Merger Agreement”), between Farmers National Banc Corp. (“FMNB”), FMNB Merger Subsidiary V, LLC (“Merger Sub”) and Emclaire Financial Corp. (“Emclaire”).

WITNESSETH:

WHEREAS, Emlenton Bank is a national banking association and a wholly owned subsidiary of Emclaire, with, as of [●], 2022, a capital of $[●], divided into [●]shares of common stock, each of $[●] stated value, surplus of $[●], and undivided profits, including capital reserves, of $[●]; and

WHEREAS, Farmers Bank is a national banking association and a wholly owned subsidiary of FMNB, with, as of [●], 2022, a capital of $[●], divided into [●] shares of common stock, each of $5.00 par value, surplus of $[●], and undivided profits, including capital reserves, of $[●]; and

WHEREAS, FMNB, Merger Sub and Emclaire have entered into the Parent Merger Agreement, pursuant to which Emclaire will merge with and into Merger Sub (the “Parent Merger”); and

WHEREAS, Emlenton Bank and Farmers Bank desire to merge on the terms and conditions herein provided immediately following the effective time of the Parent Merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1.    The Bank Merger. Subject to the terms and conditions of the Parent Merger Agreement and this Bank Merger Agreement, at the Effective Time (as defined in Section 2), Emlenton Bank shall merge with and into Farmers Bank (the “Bank Merger”) under the laws of the United States, Commonwealth of Pennsylvania and the State of Ohio. Farmers Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2.    Effective Time. The Bank Merger shall become effective at [●] on [●], subject to (a) the satisfaction or, to the extent permitted by applicable law, the waiver of the closing conditions set forth in Article VII of the Parent Merger Agreement, and (b) receipt of all necessary approvals or non-objections from the Office of the Comptroller of the Currency (“OCC”) and all other necessary approvals from any applicable bank regulatory agency (the “Effective Time”).

3.    Charter; Bylaws. The Articles of Association (the “Charter”) and Bylaws of Farmers Bank in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

4.    Name; Offices. The name of the Surviving Bank shall be “The Farmers National Bank of Canfield.” The main office of the Surviving Bank shall be the main office of Farmers Bank immediately prior to the Effective Time.

5.    Directors and Executive Officers. Upon consummation of the Bank Merger, (i) the directors of Farmers Bank immediately prior to the Effective Time shall continue as directors of the Surviving Bank and (ii) the executive officers of Farmers Bank immediately prior to the Effective Time shall continue as the executive officers of the Surviving Bank. Each of the directors and officers of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified in accordance with the Charter and bylaws of the Surviving Bank or until his or her earlier death, resignation or removal.

6.    Effects of the Merger. Upon consummation of the Bank Merger, and subject to the effects set forth at 12 U.S.C. § 215c, the applicable provisions of the regulations of the OCC and other applicable law, (i) all assets of Farmers Bank and Emlenton Bank as they exist at the Effective Time, shall pass to and vest in the Surviving Bank without any conveyance or other transfer; (ii) the Surviving Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and (iii) the Surviving Bank shall be responsible for all the liabilities of every kind and description, of each of Farmers Bank and Emlenton Bank existing as of the Effective Time, all in accordance with the provisions of The National Bank Act.

7.    Effect on Shares of Stock.

(a)    Each share of Farmers Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding and shall consist of $[●] in capital, divided into [●] shares of common stock, each of $5.00, and at the Effective Time Farmers Bank shall have a surplus of $[●] and undivided profits, including capital reserves, of $[●], which when combined with the capital and surplus will be equal to the combined capital structures of Farmers Bank and Emlenton Bank as stated in the recitals of this Agreement, adjusted however, for normal earning and expense (and if applicable purchase accounting adjustments) from [●], 2022 until the Effective Time.

(b)    At the Effective Time, each share of Emlenton Bank capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of Emlenton Bank capital stock held in the treasury of Emlenton Bank immediately prior to the Effective Time shall be retired and canceled.

8.    Procurement of Approvals. This Bank Merger Agreement shall be subject to the approval of FMNB, as the sole shareholder of Farmers Bank, and Emclaire, as the sole shareholder of Emlenton Bank at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. Farmers Bank and Emlenton Bank shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other actions, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Bank Merger on the terms provided herein, including without limitation the preparation and submission of such applications or other filings for the Bank Merger with the OCC and the Ohio Department of Financial Institutions as may be required by applicable laws and regulations.

9.    Conditions Precedent. The obligations of the parties under this Bank Merger Agreement shall be subject to: (i) the approval of this Bank Merger Agreement by FMNB, as the sole shareholder of Farmers Bank, and Emclaire as the sole shareholder of Emlenton Bank, at meetings of shareholders duly called and held or by consent or consents in lieu thereof; (ii) receipt of approval of the Bank Merger from all governmental and banking authorities whose approval is required; (iii) receipt of any necessary regulatory approval to operate the main office and the branch offices of Emlenton Bank as offices of the Surviving Bank; and (iv) the consummation of the Parent Merger pursuant to the Parent Merger Agreement at or before the Effective Time.

10.    Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of Emlenton Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Bank Merger Agreement, Emlenton Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Bank Merger Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of Emlenton Bank or otherwise to take any and all such action.

11.    Amendment. Subject to applicable law, this Bank Merger Agreement may be amended, modified or supplemented only by written agreement of Farmers Bank and Emlenton Bank at any time prior to the Effective Time.

12.    Waiver. Any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholder of which is, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

13.    Assignment. This Bank Merger Agreement may not be assigned by either Farmers Bank or Emlenton Bank without the prior written consent of the other.

14.    Termination. This Bank Merger Agreement shall terminate upon the termination of the Parent Merger Agreement in accordance with its terms.

15.    Governing Law. Except to the extent governed by federal law, this Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of Ohio without regard to the conflicts of law provisions thereof.

16.    Counterparts. This Bank Merger Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, each of Farmers Bank and Emlenton Bank has caused this Bank Merger Agreement to be executed on its behalf by its duly authorized officers.

THE FARMERS NATIONAL BANK OF CANFIELD

By:
Name: Kevin J. Helmick
Title: President

THE FARMERS NATIONAL BANK OF EMLENTON

By:
Name: William C. Marsh
Title: Chairman, President and Chief
Executive Officer

Signature Page to Bank Merger Agreement

EXHIBIT B

Form of Voting Agreement

VOTING AGREEMENT

March 23, 2022

Farmers National Banc Corp.

20 S. Broad St.

Canfield, OH 44406

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting Agreement”), Farmers National Banc Corp., an Ohio corporation (“Farmers”), FMNB Merger Subsidiary V, LLC, an Ohio limited liability company and a wholly owned subsidiary of Farmers (“Merger Sub”), and Emclaire Financial Corp., a Pennsylvania corporation (“Emclaire”), are entering into an Agreement and Plan of Merger, of even date herewith (the “Merger Agreement”), whereby Emclaire will merge with and into Merger Sub (the “Merger”) and the shareholders of Emclaire will receive the Merger Consideration as set forth in the Merger Agreement, subject to the closing of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

A condition to Farmers’ obligations under the Merger Agreement is that I execute and deliver this Voting Agreement to Farmers. Intending to be legally bound hereby, I irrevocably agree and represent as follows:

(a)    As of the date of this Voting Agreement, and at all times during the term of this Voting Agreement (i) I will have beneficial ownership, as defined in Rule 13d-3 under the Exchange Act (“Beneficial Ownership”), of, and good and valid title to, the number of common shares, $1.25 par value, of Emclaire (the “Emclaire Common Shares”), that is set forth on Appendix A hereto, (ii) I hold restricted stock awards with respect to the number of Emclaire Common Shares set forth on Appendix A hereto, and (iii) I will have Beneficial Ownership of, and good and valid title to, the number of preferred shares, $1.00 par value, of Emclaire (the “Emclaire Preferred Shares”), that is set forth on Appendix A hereto. All of the securities listed on Appendix A are either (x) owned free and clear of any proxy or voting restriction, claims, liens, encumbrances and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of such securities), or (y) with respect to the Emclaire Common Shares subject to restricted stock awards, are subject to the terms and conditions of the applicable restricted stock award agreement. None of the securities listed on Appendix A are subject to any voting trust or other agreement or arrangement with respect to the voting rights of such securities.

(b)    As of the date of this Voting Agreement, except for the securities set forth on Appendix A, I do not beneficially own any (i) shares of capital stock or voting securities of Emclaire, (ii) securities of Emclaire convertible into or exchangeable for shares of capital stock or voting securities of Emclaire, or (iii) options or other rights to acquire from Emclaire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Emclaire. The Emclaire Common Shares listed on Appendix A, together with all Emclaire Common Shares that I subsequently acquire during the term of this Voting Agreement, including through the exercise of any stock options, warrants or similar instruments, are referred to herein as the “Shares”.

(c)    At the Company Shareholders’ Meeting (as defined in the Merger Agreement) and at any other meeting of Emclaire shareholders, however called, I will be present (in person or by proxy) so that all of the Shares over which I have sole voting power shall be counted for the purpose of determining the presence of a quorum and vote or cause to be voted (including on any action or approval by written consent of shareholders of Emclaire) not less than all of such Shares. In addition, I will use my best efforts to cause any Shares over which I share voting power, to be voted in favor of (i) approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (ii) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement. Determinations as to “sole” or “shared” voting power shall be made in accordance with Rule 13d-3 of the Exchange Act.

(d)    During the term of this Voting Agreement, I will not, directly or indirectly, offer, sell, transfer, pledge, encumber or otherwise dispose of (collectively, “Transfer”) any Shares over which I have sole dispositive power (or any interest therein), and I will use my best efforts to not permit the Transfer of any Shares over which I have shared dispositive power (or any interest therein), except to the extent permitted by paragraph (g) hereof.

(e)    I agree that Emclaire shall not be bound by any attempted sale of any Emclaire Common Shares over which I have sole voting and dispositive power, and Emclaire’s transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Voting Agreement.

(f)    I represent that I have the legal capacity to enter into this Voting Agreement, that I have duly and validly executed and delivered this Voting Agreement and that this Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles; and further, that no consent of my spouse is necessary under any “community property” or other laws in order for me to enter into and perform my obligations under this Voting Agreement.

(g)    Notwithstanding anything herein to the contrary, I may Transfer any or all of the Shares over which I have beneficial ownership to myself, my spouse, ancestors or descendants; provided, however, that in any such case, prior to and as a condition to the effectiveness of such Transfer, each person to which any of such Shares or any interest in any of such Shares is or may be Transferred (other than myself) shall have executed and delivered to Farmers an agreement to be bound by the terms of this Voting Agreement.

I am signing this Voting Agreement solely in my capacity as a shareholder of Emclaire, if I am such, and not in any other capacity, such as a director or officer of Emclaire or as a fiduciary of any trusts in which I am not a beneficiary. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of the Shares and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, in serving on Emclaire’s Board of Directors or as an officer of Emclaire, in acting in my capacity as a director, officer or fiduciary of Emclaire, or as a fiduciary of any trust for which I serve as trustee.

This Voting Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earlier to occur of (a) the favorable vote of the Emclaire shareholders with respect to the approval of the Merger Agreement, (b) the Effective Time, (c) Farmers and I enter into a written agreement to terminate this Voting Agreement, or (d) any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to Farmers’ rights if termination should arise out of my willful breach of any covenant or representation contained herein.

All notices and other communications in connection with this Voting Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or electronic mail (upon confirmation of receipt) to the parties at the addresses set forth on the signature pages hereto (or at such other address for a party as shall be specified by like notice).

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Voting Agreement.

I agree and acknowledge that Farmers may be irreparably harmed by, and that there may be no adequate remedy at law for, any violation of this Voting Agreement by me. Without limiting other remedies, Farmers shall have the right to seek to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the laws of the State of Ohio, without giving effect to the principles of conflicts of law thereof. I hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any Ohio state court or the United States District Court for the Northern District of Ohio, in any action or proceeding arising out of or relating to this letter.

If any term, provision, covenant or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Remainder of page intentionally blank; signature pages follow]

Very truly yours,

Name:

Address:

Email:

Acknowledged and Agreed:

FARMERS NATIONAL BANC CORP.

By:
Kevin J. Helmick,
President and Chief Executive Officer

Address:	Farmers National Banc Corp. 20 S. Broad St.
Canfield, OH 44406
Attention: Kevin J. Helmick, President and Chief Executive Officer
Email: KHelmick@Farmersbankgroup.com

Signature page to Voting Agreement

Appendix A

Number of Shares held (excluding Shares of restricted stock):

This amount includes:

Shares over which I have sole voting power

Shares over which I have shared voting power

Shares over which I have sole dispositive power

Shares over which I have shared dispositive power

Preferred Shares

Number of shares of restricted stock under restricted stock award agreements:

Appendix to Voting Agreement

ANNEX B

March 23, 2022

Board of Directors

Emclaire Financial Corp

612 Main Street

Emlenton, PA 16373

Members of the Board of Directors:

We understand that Farmers National Banc Corp. (the “Acquiror”), Emclaire Financial Corp. (the “Company”) and FMNB Merger Subsidiary V, LLC, an Ohio limited liability company and wholly-owned subsidiary of Acquiror (“Merger Sub”), propose to enter into the Agreement (defined below) pursuant to which, among other things, the Company will be merged with and into Merger Sub, and Merger Sub shall be the surviving company (the “Acquisition”) and that, in connection with the Acquisition each outstanding share of common stock, par value $1.25 per share, of the Company (the “Company Common Shares”) (other than Company Common Shares that are owned directly by the Company (other than Trust Account Shares (as defined in the Agreement) and DPC Shares (as defined in the Agreement) or Acquiror or any of its affiliates (collectively, the “Excluded Shares”)) will be converted into the right to receive, subject to an election, the following, without interest (i) $40.00 in cash or (ii) 2.15 common shares, without par value, of the Acquiror (the “Merger Consideration”), subject to 70% of Company Common Shares being exchanged for common shares of the Acquiror and 30% of Company Common shares being exchanged for cash. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be received by the holders of the Company Common Shares (other than Excluded Shares) in the Acquisition is fair from a financial point of view to such holders. For purposes of this Opinion, and with your consent, we have assumed that the value of the Merger Consideration is $38.23 per share based on the Acquiror’s closing stock price of $17.43 on March 22, 2022.

In connection with our review of the proposed Acquisition and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger dated as of March 21, 2022 (the “Agreement”);

2.

reviewed certain information related to the historical condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company for the periods ending December 31, 2022 through 2026, as approved for our use by the Company (the “Projections”);

3.	reviewed the Company’s audited financial statements for the years ended December 31, 2021, December 31, 2020 and December 31, 2019;

4.

reviewed the Company’s unaudited financial statements for the quarterly periods ended September 30, 2021, June 30, 2021 and March 31, 2021 and the Company’s unaudited balance sheet as of February 28, 2022, and statement of income for the two months then ended.

5.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

6.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deem to be relevant;

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7.	considered certain publicly available financial terms of certain transactions that we deem to be relevant;

8.

reviewed the current and historical market prices of the publicly traded securities of the Company, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

10.

received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

11.

discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Acquisition will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct as of the date of the Agreement and the closing of the Acquisition and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Acquisition will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Acquisition will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Acquisition or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of March 22, 2022 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

As the Board is aware, there is significant uncertainty as to the potential direct and indirect business, financial, legal, economic and social implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). We express no opinion or view as to the potential impact of the Pandemic Effects on our analysis, this Opinion, the Acquisition, the Company or the Acquiror. As the Board is aware, the credit, financial and stock markets have been experiencing unusual volatility due in part to the military conflict between Russia and Ukraine and Raymond James expresses no opinion or view as to any potential effects of such volatility on the Acquisition, the Company, or Acquiror and this Opinion does not purport to address potential developments in any such markets.

We express no opinion as to the underlying business decision to effect the Acquisition, the structure or tax consequences of the Acquisition or the availability or advisability of any alternatives to the Acquisition. We provided financial advice to the Company with respect to the proposed Acquisition. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Acquisition. This letter does not express any opinion as to the likely trading range of the common shares of the Acquiror following the Acquisition, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Acquiror at that time. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Company Common Shares (other than Excluded Shares).

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Acquisition. Furthermore, no opinion, counsel or interpretation is intended by us on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Acquisition, including, without limitation, that the Acquisition will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In formulating our opinion, we have considered only what we understand to be the Merger Consideration to be received by the holders of Company Common Shares as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of the Company’s officers, directors or employees) or class of such persons and/or entities, whether relative to the compensation received by the holders of the Common Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Acquisition to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Acquisition to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Acquisition amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Acquisition on the solvency or viability of the Company or the Acquiror or the ability of the Company or the Acquiror to pay their respective obligations when they come due.

The delivery of this opinion was approved by our opinion committee.

We have been engaged to render financial advisory services to the Company in connection with the proposed Acquisition and will receive a fee for such services, $25,000 of which has already been paid to Raymond James as a retainer and the remainder of which is contingent upon consummation of the Acquisition. We will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Acquisition or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and the Acquiror for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of this letter, Raymond James has: (i) provided investment banking advisory services to the Company that were unrelated to the Acquisition, for which Raymond James received a retainer fee, (ii) engaged in certain fixed income trading activity with The Farmers National Bank of Emlenton, a subsidiary of the Company, for which Raymond James earned income, (iii) provided investment banking advisory services to the Acquiror in connection with the acquisition of Cortland Bancorp for which Raymond James received fees, (iv) provided investment banking services to the Acquiror in connection with a private debt offering for which Raymond James received fees and (v) engaged in certain trading activity with The Farmers National Bank of Canfield and Farmers Trust Company, each a subsidiary of the Acquiror, for which it earned income. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or the Acquiror or other participants in the Acquisition in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of Directors of the Company (solely in each director’s capacity as such) in evaluating the proposed Acquisition and does not constitute a recommendation to the Board of Directors or any shareholder of the Company or the Acquiror regarding how said shareholder should act or vote with respect to the proposed Acquisition or any other matter nor is this letter intended to confer rights or remedies upon the Company or the shareholders of the Company and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of the Company) or used for any other purpose without our prior written consent. Furthermore, this letter should not be construed as creating any fiduciary duty on our part to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Acquisition that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Company Common Shares (other than Excluded Shares) in the Acquisition pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

(a)	Ohio General Corporation Law

Section 1701.13(E) of the Ohio Revised Code grants corporations broad powers to indemnify directors, officers, employees and agents. Section 1701.13(E) provides:

(E)(1) corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if the person had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, the person had reasonable cause to believe that the person’s conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of the person’s duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter in the action, suit, or proceeding, the person shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by the person in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders;

(d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of that notification, the person shall have the right to petition the court of common pleas or the court in which the action or suit was brought to review the reasonableness of that determination.

(5)(a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which the director agrees to do both of the following:

(i) Repay that amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that the director’s action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay that amount, if it ultimately is determined that the person is not entitled to be indemnified by the corporation.

(6) The indemnification or advancement of expenses authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification or advancement of expenses under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person. A right to indemnification or to advancement of expenses arising under a provision of the articles or the regulations shall not be eliminated or impaired by an amendment to that provision after the occurrence of the act or omission that becomes the subject of the civil, criminal, administrative, or investigative action, suit, or proceeding for which the indemnification or advancement of expenses is sought, unless the provision in effect at the time of that act or omission explicitly authorizes that elimination or impairment after the act or omission has occurred.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against that liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as the person would if the person had served the new or surviving corporation in the same capacity.

(b)	Articles of Incorporation, as amended, of Farmers National Banc Corp.

Article X of the Articles of Incorporation, as amended, provides for the indemnification of Farmers officers and directors as follows:

The corporation shall have power to, and may (in addition to such other power conferred by law) indemnify any shareholder, officer, or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, administrative, or investigative, by reason of the fact that he is or was a director of this corporation, or any corporation (hereinafter referred to as “subsidiary corporation”) of which more than 50 per cent of the issued and outstanding shares of common shares was or is owned by the corporation at the time such person was or is serving as such director of the “subsidiary corporation,” against expenses (including those reasonably incurred by him) in connection with such action, suit, and proceeding if the principal issue of such action, suit, or proceeding involved or involves a contract or transaction by and between the corporation and such “subsidiary corporation” and if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the “subsidiary corporation.” Any indemnification as above provided (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the standard of conduct set forth above has been met. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (b) if such a quorum is not obtainable, or even if obtainable, if a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (c) by a majority of a quorum of the shareholders of the corporation consisting of shareholders who were not parties to such action, suit or proceeding.

(c)	Indemnification Agreements

Farmers presently maintains indemnification agreements with each of its directors and key officers, and maintains insurance for the benefit of persons entitled to indemnification.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger by and among Emclaire Financial Corp., Farmers National Banc Corp., and FMNB Merger Subsidiary V, LLC, dated as of March 23, 2022 (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement). †

3.1	Articles of Incorporation of Farmers National Banc Corp., as amended (incorporated by reference from Exhibit 4.1 to Farmers’ Registration Statement on Form S-3 filed with the SEC on October 3, 2001).

3.2	Amendment to Articles of Incorporation of Farmers National Banc Corp., as amended (incorporated by reference from Exhibit 3.1 to Farmers’ Current Report on Form 8-K filed with the SEC on May 1, 2013).

3.3	Amendment to Articles of Incorporation of Farmers National Banc Corp., as amended (incorporated by reference from Exhibit 3.1 to Farmers’ Current Report on Form 8-K filed with the SEC on April 20, 2018).

3.4	Amended Code of Regulations of Farmers National Banc Corp. (incorporated by reference from Exhibit 3.1 to Farmers’ Current Report on Form 8-K filed with the SEC on April 17, 2020).

4.1	Reference is made to Article IV, Article X, Article XII, Article XIII, Article XIV, and Article XV of the Farmers Articles of Incorporation, as amended, and Article II, Article III, Article VIII and Article XI of the Farmers Amended Code of Regulations, which define rights of security holders.

4.2	Form of 3.125% Fixed to Floating Rate Subordinated Note Due 2031 (incorporated by reference from Exhibit 10.1 to Farmers’ Current Report on Form 8-K filed with the SEC on November 17, 2021).

5.1	Opinion of Vorys, Sater, Seymour and Pease LLP as to the legality of the securities being registered.**

8.1	Opinion of Vorys, Sater, Seymour and Pease LLP regarding certain tax matters. (filed herewith)

8.2	Opinion of Silver, Freedman, Taff & Tiernan LLP regarding certain tax matters. (filed herewith)

21.1	Subsidiaries of Farmers National Banc Corp. (incorporated by reference from Exhibit 21 to Farmers’ Annual Report on Form 10-K filed with the SEC on March 9, 2022).

23.1	Consent of CliftonLarsonAllen LLP, regarding Farmers National Banc Corp. (filed herewith)

23.2	Consent of Crowe LLP, regarding Emclaire Financial Corp.**

23.3	Consent of BKD, LLP, regarding Emclaire Financial Corp.**

23.4	Consent of Vorys, Sater, Seymour and Pease LLP (included as part of its opinion filed as Exhibit 5.1).**

Exhibit Number	Description

23.5	Consent of Vorys, Sater, Seymour and Pease LLP (included as part of its opinion filed as Exhibit 8.1).

23.6	Consent of Silver, Freedman, Taff & Tiernan LLP (included as part of its opinion filed as Exhibit 8.2).

24.1	Power of Attorney**

99.1	Consent of Raymond James & Associates, Inc.**

99.2	Form of Proxy Card to be used by Emclaire Financial Corp. (filed herewith)

107	Filing Fee Table**

†

Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

**	Previously filed.

Item 22. Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. The undersigned Registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

D. The Registrant undertakes that every prospectus (1) that is filed pursuant to paragraph C. immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

F. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10 (b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

G. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canfield, State of Ohio, on June 6, 2022.

FARMERS NATIONAL BANC CORP.

By:	/s/ Kevin J. Helmick
Kevin J. Helmick, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on June 6, 2022.

Signature	Title

/s/ Kevin J. Helmick	President, Chief Executive Officer and Director (Principal Executive Officer)
Kevin J. Helmick

/s/ A. Troy Adair	Executive Vice President, Secretary and Chief Financial Officer (Principal Financial Officer)
A. Troy Adair

/s/ Joseph W. Sabat	Chief Accounting Officer (Principal Accounting Officer)
Joseph W. Sabat

*	Director
Gregory C. Bestic

*	Director
Anne Frederick Crawford

Director
Neil J. Kaback

*	Director
Ralph D. Macali

*	Director
Frank J. Monaco

*	Director
Terry A. Moore

*	Director
Edward W. Muransky

*	Director, Vice Chairman of the Board
David Z. Paull

*	Director, Chairman of the Board
James R. Smail

*	Director
Richard B. Thompson

*

The undersigned, by signing his name hereto, does hereby sign this Amendment No. 1 to Registration Statement on Form S-4 on behalf of each of the directors of the Registrant identified above pursuant to a Power of Attorney executed by the directors identified above, which Power of Attorney has been filed with this Registration Statement on Form S-4 as Exhibit 24.1.

/s/ Kevin J. Helmick	Date: June 6, 2022
Kevin J. Helmick Attorney-in-Fact